As filed with the Securities and Exchange Commission on September 9, 2005
Registration No. 333-127120

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
Amendment No. 1
To
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Greene County Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Tennessee	62-1222567
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
100 North Main Street
Greeneville, Tennessee 37743-4992
(423) 639-5111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Stan Puckett
Greene County Bancshares, Inc.
100 North Main Street
Greeneville, Tennessee 37743-4992
(423) 639-5111
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Bob F. Thompson Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238-0002 (615) 742-6200	Randolph A. Moore III Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐ ______________
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐ ________
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy the securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2005
PRELIMINARY PROSPECTUS
1,500,000 Shares
Common Stock

         We are offering 1,500,000 shares of our common stock, par value $2.00 per share. The public offering price is $           per share.
      Our common stock is currently quoted and traded on The Nasdaq National Market under the symbol “GCBS.” The last reported sale price of our common stock on The Nasdaq National Market on September 8, 2005 was $26.61 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 to read about factors you should consider before you make your investment decision.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory agency has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts, deposit accounts or other obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund, Savings Association Insurance Fund, or any other governmental agency.

      We have granted the underwriters an option to purchase up to 225,000 additional shares of common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.
      The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Keefe, Bruyette & Woods

Howe Barnes Investments, Inc.	SunTrust Robinson Humphrey
The date of this prospectus is                     , 2005

ABOUT THIS PROSPECTUS
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.
      No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.
      In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Tennessee banking market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.
      As used in this prospectus the terms “we”, “us” and “our” refer to Greene County Bancshares, Inc. and its subsidiaries on a consolidated basis (unless the context indicates another meaning) and the terms the “Bank”, the “bank”, or “our bank” means Greene County Bank (unless the context indicates another meaning).

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SUMMARY
      This summary highlights specific information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the documents incorporated herein by reference.
Greene County Bancshares, Inc.
      We are a bank holding company headquartered in Greeneville, Tennessee. Our operations are primarily conducted through Greene County Bank, our bank subsidiary, and its 41 Tennessee branches located throughout East and Middle Tennessee. We also operate a banking branch in each of Bristol, Virginia and Hot Springs, North Carolina. The bank also operates a trust services office in Lebanon, Tennessee and a mortgage banking business in Knoxville, Tennessee. The map located on the inside front cover of this prospectus provides further detail of our office locations. Through the bank, we offer a range of lending services, including real estate, commercial and consumer loans, to individuals, small- and medium-sized businesses and other organizations located throughout our markets. We complement our lending operations with an array of retail deposit products and fee-based services to support our clients. While offering our customers the breadth of products typically found at larger institutions, we employ a community banking strategy that emphasizes superior customer service. We believe our focus on customer relationships allows us to compete effectively within our markets and provides us a competitive advantage as we expand both within our existing markets and into new markets.
      Our bank was first established in 1890, but we reorganized as a bank holding company in 1985 to better accommodate our growth strategy. From December 31, 2000 to June 30, 2005, we have experienced strong growth and increasing profitability through a combination of internal growth, de novo branching and acquisitions. Specifically, we have:

•	increased our total consolidated assets from $789.1 million to $1.37 billion;

•	increased our total consolidated deposits from $648.6 million to $1.15 billion;

•	increased our total consolidated net loans, including loans held for sale, from $657.1 million to $1.14 billion; and

•	expanded our banking branch network from 27 locations to 43 locations including the addition of twelve branches in Middle Tennessee and one branch in the Knoxville metro area since November 2003.
      For the three and six months ended June 30, 2005 we earned $0.48 and $0.86 per diluted share, respectively. These earnings represent increases of 14.3% and 8.9%, respectively, over the diluted earnings per share for the same periods in 2004. Our annualized return on average shareholders’ equity for the three and six months ended June 30, 2005, was 13.11% and 11.86%, respectively, and our return on average total assets for the same periods was 1.11% and 1.02%, respectively. Additional information about us is included in this prospectus and in documents incorporated by reference in this prospectus. See “Business,” “Where You Can Find More Information” and “Documents Incorporated by Reference.”
Market Areas and Growth Strategy
      Our primary markets consist of the counties in East and Middle Tennessee. The 18 counties in which our bank operates have a population of approximately 2.4 million and include some of the fastest growing counties in Tennessee based on population growth. According to 2005 data from the U.S. Census Bureau, the projected population growth in our markets from 2005 to 2010 is expected to be 5.2%. We are the second largest bank headquartered in Tennessee with a market share of approximately 2.7% in our counties of operation based on data from SNL Financial LC and the Federal Deposit Insurance Corporation, or FDIC.
      Approximately 74% of our loans and 52% of our deposits are from our branches in three Tennessee metropolitan areas — Knoxville, Nashville and the Tri-Cities, consisting of Johnson City and Kingsport, Tennessee and Bristol, which straddles the border of Virginia and Tennessee. Approximately 10% of our loans and 30% of our deposits are from our home market of Greene County, Tennessee.
      Since 2003 we have focused our growth efforts in the Knoxville metropolitan statistical area, or MSA, and Middle Tennessee, including the Nashville MSA, where we have opened or acquired thirteen branches during the last twenty-four months. We believe that the Nashville and Knoxville MSAs, which have projected population growth rates, according to the U.S. Census Bureau, of 10.4% and 5.8%, respectively, from 2005 to 2010, offer some of the higher growth rates and more attractive demographics in Tennessee. We intend to continue to expand in the Middle Tennessee and Knoxville markets.
      We have developed a decentralized, community banking strategy that focuses on providing responsive and personalized service to our customers. We intend to grow our business, increase profitability and build shareholder value by focusing on the following objectives:

•	Deliver Community Banking at the Local Level. We believe customers still want to do business with a community bank. We emphasize to our employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities we serve. While we operate under one bank subsidiary, we have 17 bank brands with a distinct local brand in almost every county in which we operate along with a regional executive for each bank brand. Our organizational structure and branding strategy allow us to emphasize local decision making and accountability consistent with our community banking philosophy.

•	Capitalize on Organic Growth Opportunities. Due to the recent consolidation of financial institutions in our markets, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. In addition, consolidation has dislocated experienced and talented management and lending personnel. As a result, we believe we have a substantial opportunity to attract experienced management, loan officers and banking customers both within our current markets and in potential new markets in which we might expand.

•	Grow Through De Novo Branching. We seek expansion into the attractive, fast-growing markets within or near the Nashville and Knoxville metropolitan areas. We have opened two de novo branches in the Nashville market since November 2004 and opened our first branch in Knoxville in 2003. We plan to open an additional de novo branch in each of the Nashville and Knoxville markets in the next 12 months.

•	Pursue Select Bank Acquisitions and Branch Purchases. We are focused on expansion opportunities in markets with favorable growth characteristics and in which we have identified experienced bankers to help execute our strategy. Since 2003, we have successfully integrated a whole bank acquisition and an acquisition of three branches.

•	Increase Core Profitability. We believe as we grow our franchise, we will be able to take advantage of the economies of scale typically enjoyed by larger organizations. We believe that the investments we have made in our branch network and technology infrastructure are sufficient to support a much larger organization, and therefore we believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues. We believe the effect of these trends going forward should improve our profitability over time.

Recent Developments
      To further our expansion strategy into faster growing markets, on July 20, 2005, we entered into an agreement with Old National Bank, Evansville, Indiana to acquire five bank branches from Old National Bank in Clarksville, Tennessee. These branches had approximately $172 million in deposits and approximately $120 million in loans at June 30, 2005. The consummation of this transaction is subject to the satisfaction of various customary closing conditions, including the receipt of required regulatory approvals, and is expected to occur in the fourth quarter of 2005.
      Clarksville, Tennessee is the sixth largest metropolitan statistical area in Tennessee with a 2000 population of 232,000 and is located about an hour northwest of downtown Nashville. According to U.S. Census Bureau data, Montgomery County is projected to experience population growth of 12.1% from 2005 to 2010.
Corporate Information
      Our headquarters are located at 100 North Main Street, Greeneville, Tennessee 37743, and our telephone number at that address is (423) 639-5111. We maintain a website at www.mybankconnection.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered	1,500,000 shares (1,725,000 shares if the underwriters exercise their over-allotment option in full)

Common stock outstanding after this offering	9,151,016 shares (9,376,016 shares if the underwriters exercise their over-allotment option in full)

Net proceeds	The net proceeds of this offering will be approximately $37.2 million (after deducting underwriting discounts and commissions and the offering expenses payable by us and assuming a public offering price of $26.61 per share based on the closing price on September 8, 2005) without giving effect to the underwriters’ over-allotment option.

Use of proceeds	We intend to contribute approximately $35 million of the net proceeds of this offering to our bank subsidiary to provide capital for its acquisition of five branches in Clarksville, Tennessee from Old National Bank. The remainder of the net proceeds will be used for general corporate purposes including, among other things, to support the bank’s internal growth and capital needs.

Dividends	Historically, we have paid quarterly dividends and a special dividend in the fourth quarter of each year. We paid a quarterly dividend for each of the quarters ended March 31, 2005 and June 30, 2005 of $0.12 per share, or $0.48 per share on an annualized basis, not including any special dividend. We intend to continue paying dividends, but the payment of dividends in the future will depend upon a number of factors. We cannot give you any assurance that we will continue to pay dividends or that the amount of future dividends will not be reduced.

The Nasdaq National Market symbol	GCBS

      The number of shares outstanding after the offering is based upon our shares outstanding as of June 30, 2005 and excludes a total of 404,230 shares issuable under outstanding options granted under our stock option plans and our chief executive officer’s employment agreement at that date. Of these options, 249,329 are exercisable as of June 30, 2005 at a weighted average exercise price of $19.86. The number of shares to be outstanding after the offering assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 225,000 shares.
      Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised. For more information regarding the over-allotment option, see the “Underwriting” section beginning on page 59 of this prospectus.
Risk Factors
      Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus or incorporated by reference herein and should evaluate the statements set forth in the “Risk Factors” section beginning on page 8 of this prospectus.

Summary Consolidated Financial Data
      The following table sets forth summary historical consolidated financial data from our consolidated financial statements and should be read in conjunction with our consolidated financial statements including the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Financial Ratios,” “Selected Performance Ratios,” “Asset Quality Ratios,” “Capital Ratios” and “Other Data,” the summary historical consolidated financial data as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the five years ended December 31, 2004 is derived from our audited consolidated financial statements and related notes, which were audited by Dixon Hughes PLLC, independent registered public accounting firm, for the year ended December 31, 2004 and Crowe Chizek and Company LLC, independent registered public accounting firm, for the years ended December 31, 2003, 2002, 2001 and 2000. The summary historical consolidated financial data as of and for the six months ended June 30, 2005 and June 30, 2004 is derived from unaudited consolidated financial statements for those periods. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, which our management considers necessary for a fair presentation of our financial position and results of operations for these periods. The financial condition and results of operations as of and for the six months ended June 30, 2005 do not purport to be indicative of the financial condition or results of operations to be expected as of or for the fiscal year ending December 31, 2005.

	At and for the
	Six Months Ended
	June 30,		At and for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
Summary of Operations:
Total interest income	$39,438	$31,799	$65,076	$56,737	$59,929	$67,964	$67,696
Total interest expense	12,039	7,936	16,058	15,914	18,680	28,463	29,143

Net interest income	27,399	23,863	49,018	40,823	41,249	39,501	38,553
Provision for loan losses	(2,682)	(2,685)	(5,836)	(5,775)	(7,065)	(5,959)	(8,009)
Net interest income after provision for loan losses	24,717	21,178	43,182	35,048	34,184	33,542	30,544
Noninterest income:
Investment securities gains	—	—	—	—	46	—	—
Other income	6,639	6,164	13,028	11,588	10,484	9,593	6,568
Noninterest expense	(20,697)	(17,525)	(36,983)	(30,618)	(29,199)	(28,665)	(29,393)

Income before income taxes	10,659	9,817	19,227	16,018	15,515	14,470	7,719
Income tax expense	(4,010)	(3,690)	(7,219)	(5,781)	(5,702)	(5,047)	(2,206)

Net income	$6,649	$6,127	$12,008	$10,237	$9,813	$9,423	$5,513

Per Share Data:(1)
Net income, basic	$0.87	$0.80	$1.57	$1.48	$1.44	$1.38	$0.81
Net income, assuming dilution	$0.86	$0.79	$1.55	$1.47	$1.43	$1.38	$0.80
Dividends declared	$0.24	$0.24	$0.61	$0.59	$0.58	$0.56	$0.55
Book value	$14.83	$13.80	$14.22	$13.31	$10.94	$10.06	$9.24
Tangible book value	$11.78	$11.10	$11.12	$10.57	$10.53	$9.64	$9.01

	At and for the
	Six Months Ended
	June 30,		At and for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(Unaudited)
	(Dollars in thousands, except per share data)
Financial Condition Data:
Assets	$1,374,194	$1,125,002	$1,233,403	$1,108,522	$899,396	$811,612	$789,117
Loans, net(2)	1,142,821	972,956	1,032,297	941,207	744,317	679,271	657,065
Cash and investments	96,455	70,173	76,637	80,910	61,980	57,470	76,816
Federal funds sold	46,516	2,412	39,921	5,254	39,493	25,621	8,130
Deposits	1,148,434	884,014	998,022	907,115	719,323	653,913	648,641
FHLB advances and notes payable	70,509	96,662	85,222	63,030	82,359	67,978	59,949
Subordinated debentures	13,403	10,310	10,310	10,310	—	—	—
Federal funds purchased and repurchase agreements	16,426	14,532	13,868	12,896	10,038	10,375	4,713
Shareholders’ equity	113,486	105,509	108,718	101,935	74,595	68,627	63,010
Tangible shareholders’ equity	90,167	84,848	85,023	80,965	71,799	65,721	61,413
Selected Financial Ratios:
Interest rate spread	4.34%	4.48%	4.53%	4.59%	4.99%	4.98%	5.18%
Net interest margin(3)	4.61%	4.69%	4.75%	4.83%	5.29%	5.41%	5.67%
Selected Performance Ratios:
Return on average assets	1.02%	1.09%	1.06%	1.12%	1.17%	1.20%	0.75%
Return on average equity	11.86%	11.69%	11.23%	12.59%	13.40%	13.96%	8.58%
Return on average tangible equity	15.01%	14.59%	13.95%	13.38%	13.93%	14.30%	8.82%
Average equity to average assets	8.60%	9.33%	9.47%	8.87%	8.72%	8.59%	8.78%
Dividend payout ratio	27.63%	29.98%	38.86%	41.20%	40.31%	40.53%	68.22%
Efficiency ratio(4)	60.8%	58.4%	59.6%	58.4%	56.4%	58.4%	65.1%
Asset Quality Ratios:
Ratio of nonperforming assets to total assets	0.69%	0.84%	0.69%	0.79%	1.48%	1.22%	0.96%
Ratio of allowance for loan losses to nonperforming assets	177.74%	158.23%	185.56%	166.35%	94.24%	112.89%	154.83%
Ratio of allowance for loan losses to total loans, net of unearned income	1.46%	1.51%	1.50%	1.53%	1.68%	1.64%	1.76%
Capital Ratios:
Tier 1 leverage ratio(5)	7.9%	8.7%	8.5%	8.4%	8.3%	8.2%	7.9%
Tier 1 risk-based capital	8.9%	9.9%	9.2%	9.6%	9.7%	9.9%	9.8%
Total risk-based capital	10.2%	11.2%	10.5%	10.9%	10.9%	11.1%	11.1%
Other Data:
Full-service banking locations	43	38	42	38	29	28	26
Full-time equivalent employees	487	458	474	451	386	372	388

(1)	Amounts have been restated to reflect the effect of our five-for-one stock split effected May 2001.

(2)	Includes loans held for sale.

(3)	Net interest margin is the net yield on interest earning assets and is the difference between the interest yield earned on interest-earning assets less the interest rate paid on interest bearing liabilities.

(4)	Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.
GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures
      Certain financial information included in our summary consolidated financial data is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

•	“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of a company. For companies such as ours that have engaged in business combinations, purchase accounting can result in the recording of significant amounts of goodwill related to such transactions.

•	“Tangible shareholders’ equity” is shareholders’ equity less goodwill and other intangible assets.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets.
      These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	At and for the
	Six Months Ended
	June 30,		At and for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Book value per common share	$14.83	$13.80	$14.22	$13.31	$10.94	$10.06	$9.24
Effect of intangible assets per share	$(3.05)	$(2.70)	$(3.10)	$(2.74)	$(0.41)	$(0.42)	$(0.23)
Tangible book value per share	$11.78	$11.10	$11.12	$10.57	$10.53	$9.64	$9.01
Return on average equity	11.86%	11.69%	11.23%	12.59%	13.40%	13.96%	8.58%
Effect of intangible assets	3.15%	2.90%	2.72%	0.79%	0.53%	0.34%	0.24%
Return on average tangible equity	15.01%	14.59%	13.95%	13.38%	13.93%	14.30%	8.82%

RISK FACTORS
      An investment in our common stock involves risks. You should carefully consider the risks described below in conjunction with the other information in this prospectus and information incorporated by reference in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. If any of the following risks or other risks which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.
Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively
      We intend to continue pursuing a significant growth strategy for our business through acquisitions and de novo branching. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in growth stages of development, including the following:

Management of Growth. We may be unable to successfully:

•	maintain loan quality in the context of significant loan growth;

•	maintain adequate management personnel and systems to oversee such growth;

•	maintain adequate internal audit, loan review and compliance functions; and

•	implement additional policies, procedures and operating systems required to support such growth.
      Operating Results. There is no assurance that existing offices or future offices will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth and de novo branching strategy necessarily entails growth in overhead expenses as we routinely add new offices and staff. Our historical results may not be indicative of future results or results that may be achieved as we continue to increase the number and concentration of our branch offices. Should any new location be unprofitable or marginally profitable, or should any existing location experience a decline in profitability or incur losses, the adverse effect on our results of operations and financial condition could be more significant than would be the case for a larger company.
      Development of Offices. There are considerable costs involved in opening branches and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, our de novo branches can be expected to negatively impact our earnings for some period of time until the branches reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of our de novo branches. We may be unable to accomplish future expansion plans due to lack of available satisfactory sites, difficulties in acquiring such sites, increased expenses or loss of potential sites due to complexities associated with zoning and permitting processes, higher than anticipated acquisition costs or other factors. Finally, we have no assurance our de novo branches or acquired branches will be successful even after they have been established or acquired, as the case may be.
      Expansion into New Markets. Much of our recent growth has been focused in the highly competitive Nashville and Knoxville metropolitan markets. The customer demographics and financial services offerings in these markets are unlike those found in the East Tennessee markets that we have historically served. In the Nashville and Knoxville markets we face competition from a wide array of financial institutions, including much larger, well-established financial institutions. Our expansion into these new markets may be unsuccessful if we are unable to meet customer demands or compete effectively with the financial institutions operating in these markets.
      Regulatory and Economic Factors. Our growth and expansion plans may be adversely affected by a number of regulatory and economic developments or other events. Failure to obtain required regulatory approvals, changes in laws and regulations or other regulatory developments and changes in prevailing economic conditions or other unanticipated events may prevent or adversely affect our continued growth and expansion. Such factors may cause us to alter our growth and expansion plans or slow or halt the growth and expansion process, which may prevent us from entering certain target markets or allow competitors to gain or retain market share in our existing or expected markets.
      Failure to successfully address these issues could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

We could sustain losses if our asset quality declines
      Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Problems with asset quality could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase, which could adversely affect our results of operations and financial condition.

An inadequate allowance for loan losses would reduce our earnings
      The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and takes a charge against earnings with respect to specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require the bank to increase the allowance for loan losses as a part of their examination process, the bank’s earnings and capital could be significantly and adversely affected.

Liquidity needs could adversely affect our results of operations and financial condition
      We rely on the dividends from our bank subsidiary as our primary source of funds. The primary source of funds of our bank subsidiary are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances and federal funds lines of credit from correspondent banks. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Competition from financial institutions and other financial service providers may adversely affect our profitability
      The banking business is highly competitive and we experience competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Many of our competitors are well-established, larger financial institutions that have greater resources and lending limits and a lower cost of funds than we have.
      Additionally, we face competition from de novo community banks, including those with senior management who were previously affiliated with other local or regional banks or those controlled by investor groups with strong local business and community ties. These de novo community banks may offer higher deposit rates or lower cost loans in an effort to attract our customers, and may attempt to hire our management and employees.
      We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in our earning less interest on our loans and paying more interest on our deposits, which reduces our net interest income. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our market areas.

We may face risks with respect to future expansion
      From time to time we may engage in additional de novo branch expansion as well as the acquisition of other financial institutions or parts of those institutions, including our pending acquisition of five branches in Clarksville, Tennessee from Old National Bank. We may also consider and enter into new lines of business or offer new products or services. In addition, we may receive future inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	inaccuracies in the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our ability to finance an acquisition and possible dilution to our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;

•	entry into new markets where we lack experience;

•	the introduction of new products and services into our business;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and

•	the risk of loss of key employees and customers.
      We may incur substantial costs to expand, and we can give no assurance such expansion will result in the level of profits we seek. There can be no assurance that integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

Our business is subject to the success of the local economies where we operate
      Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our market areas. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Adverse economic conditions in our specific market areas could reduce our growth rate, affect the ability of our customers to repay their loans to us and generally affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.
      Any adverse market or economic conditions in the state of Tennessee may disproportionately increase the risk that our borrowers will be unable to timely make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. As of June 30, 2005, approximately 75.9% of our loans held for investment were secured by real estate. Of this amount, approximately 41.0% were commercial real estate loans, 32.4% were residential real estate loans and 26.6% were construction and development loans. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the state of Tennessee could adversely affect the value of our assets, our revenues, results of operations and financial condition.

Changes in interest rates could adversely affect our results of operations and financial condition
      Changes in interest rates may affect our level of interest income, the primary component of our gross revenue, as well as the level of our interest expense. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. In a period of rising interest rates, our interest expense could increase in different amounts and at different rates while the interest that we earn on our assets may not change in the same amounts or at the same rates. Accordingly, increases in interest rates could decrease our net interest income. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

We rely heavily on the services of key personnel
      We depend substantially on the strategies and management services of R. Stan Puckett, our Chairman of the Board and Chief Executive Officer. Although we have entered into an employment agreement with him, the loss of the services of Mr. Puckett could have a material adverse effect on our business, results of operations and financial condition. We are also dependent on certain other key officers who have important customer relationships or are instrumental to our operations. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

      We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel, particularly in those areas where we may open new branches. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting or retaining such personnel.

We are subject to extensive regulation that could limit or restrict our activities
      We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies including the Board of Governors of the Federal Reserve, the FDIC and the Tennessee Department of Financial Institutions. Our regulatory compliance is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.
      The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.
      The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq that are now applicable to us, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we have experienced, and may continue to experience, greater compliance costs.

Our recent results may not be indicative of our future results
      We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

We are subject to Tennessee anti-takeover statutes and certain charter provisions which could decrease our chances of being acquired even if the acquisition of us is in our shareholders’ best interests
      As a Tennessee corporation, we are subject to various legislative acts which impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if the acquisition of us would be in our shareholders’ best interests. Our amended and restated charter also contains provisions which may make it difficult for another entity to acquire us without the approval of a majority of the disinterested directors on our board of directors.

The amount of common stock owned by, and other compensation arrangements with, our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose
      As of July 18, 2005, directors and executive officers beneficially owned approximately 14.85% of our common stock. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals of us that our directors and officers oppose.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed
      We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering, and after giving effect to our proposed acquisition of five bank branches in Clarksville, Tennessee, will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.
      Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering
      We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

The success and growth of our business will depend on our ability to adapt to technological changes
      The banking industry and the ability to deliver financial services is becoming more dependent on technological advancement, such as the ability to process loan applications over the Internet, accept electronic signatures, provide process status updates instantly and on-line banking capabilities and other customer expected conveniences that are cost efficient to our business processes. As these technologies are improved in the future, we may, in order to remain competitive, be required to make significant capital expenditures.
Risks Related to An Investment in Our Common Stock

Even though our common stock is currently traded on The Nasdaq National Market, the trading volume in our common stock has been low and the sale of substantial amounts of our common stock in the public market could depress the price of our common stock
      The trading volume in our common stock on The Nasdaq National Market has been relatively low when compared with larger companies listed on The Nasdaq National Market or the stock exchanges. The average daily trading volume of our shares on The Nasdaq National Market during 2004 was approximately 6,900 shares. Thinly traded stocks such as ours can be more volatile than stocks trading in an active public market. We cannot say with any certainty that a more active and liquid trading market for our common stock will develop or be sustained after this offering. Because of this, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.
      We cannot predict the effect, if any, that future sales of our common stock in the market, or availability of shares of our common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance sales of substantial amounts of our common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our ability to raise capital through sales of our common stock. Upon completion of this offering, we expect to have approximately 9,151,016 shares of common stock outstanding (or 9,376,016 shares of common stock outstanding if the underwriters exercise their over-allotment option in full).

      The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

We may issue additional common stock or other equity securities in the future which could dilute the ownership interest of existing shareholders
      In order to maintain our capital at desired levels or required regulatory levels, or to fund future growth, our board of directors may decide from time to time to issue additional shares of common stock, or securities convertible into, exchangeable for or representing rights to acquire shares of our common stock. We may sell these shares at prices below the public offering price of the shares offered by this prospectus, and the sale of these shares may significantly dilute your ownership interest as a shareholder and the per share book value of our common stock. New investors in the future may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

The market price of our common stock may decline after the stock offering
      The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

Our ability to declare and pay dividends is limited by law and we may be unable to pay future dividends
      We derive our income solely from dividends on the shares of common stock of our banking subsidiary, Greene County Bank. Our bank’s ability to declare and pay dividends is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to banks that are regulated by the FDIC. In addition, the Federal Reserve may impose restrictions on our ability to pay dividends on our common stock. As a result, we cannot assure you that we will declare or pay dividends on shares of our common stock in the future.

We have broad discretion in using the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits
      We intend to contribute approximately $35 million of the net proceeds of this offering to our bank subsidiary to provide capital for its acquisition of five branches located in Clarksville, Tennessee from Old National Bank. The remainder of the net proceeds will be used for general corporate purposes, including, among other things, to support the bank’s internal growth and capital needs. Our failure to apply the remaining funds effectively could reduce our ability to earn profits.

Holders of our junior subordinated debentures have rights that are senior to those of our common shareholders
      We have supported our continued growth through the issuance of trust preferred securities from special purpose trusts and accompanying junior subordinated debentures. At June 30, 2005, we had outstanding trust preferred securities and accompanying junior subordinated debentures totaling $13.4 million. Payments of the principal and interest on the trust preferred securities of these trusts are conditionally guaranteed by us. Further, the accompanying junior subordinated debentures we issued to the trusts are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “may,” “could,” “would,” “should,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, our business plans, objectives or goals for future operations or expansion, the anticipated effects of the offering of the securities hereunder, our forecasted revenues, earnings, assets or other measures of performance, or estimates of risks and future costs and benefits. Although these statements reflect our good faith belief based on current expectations, estimates and projections, they are subject to risks, uncertainties and assumptions and are not guarantees of future performance. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described in the section entitled “Risk Factors” and these factors include, but are not limited to:

•	our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

•	changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries or in the repayment ability of individual borrowers or issuers;

•	an insufficient allowance for loan losses as a result of inaccurate assumptions;

•	the strength of the economies in our target market areas, as well as general economic, market or business conditions;

•	changes in demand for loan products and financial services;

•	increased competition or market concentration;

•	concentration of credit exposure;

•	changes in interest rates, yield curves and interest rate spread relationships;

•	new state or federal legislation, regulations, or the initiation or outcome of litigation; and

•	other circumstances, many of which may be beyond our control.
      If one or more of these risks or uncertainties materialize, or if any of our underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We do not intend to and assume no responsibility for updating or revising any forward-looking statements contained in or incorporated by reference into this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We estimate that our net proceeds from our sale of the shares of common stock we are offering will be approximately $37.2 million, or approximately $42.8 million if the underwriters’ over-allotment option is exercised in full, in each case after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us assuming a public offering price of $26.61 per share (the reported closing price of our common stock on The Nasdaq National Market on September 8, 2005).
      We intend to contribute approximately $35 million of the net proceeds from this offering to our bank subsidiary to provide capital for its acquisition of five branches in Clarksville, Tennessee from Old National Bank. The remainder of the net proceeds will be used for general corporate purposes, including, among other things, to support the bank’s internal growth and capital needs. Pending these uses, the net proceeds will be invested by us in a variety of short-term assets, including federal funds, interest-bearing deposits in other banks and similar investments.

CAPITALIZATION
      The following table sets forth our capitalization and certain capital ratios as of June 30, 2005. Our capitalization is presented:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of 1,500,000 shares of our common stock in this offering and our receipt of $37.2 million in estimated net proceeds from this offering, assuming a public offering price of $26.61 per share (the reported closing price of our common stock on The Nasdaq National Market on September 8, 2005) and after deducting the underwriting discount and estimated expenses of the offering; and

•	on a pro forma as adjusted basis, giving effect to the offering as described in the immediately preceding bullet point, consummation of our bank’s acquisition of five branches in Clarksville, Tennessee from Old National Bank and the related contribution of $35 million of the net proceeds from this offering to our bank subsidiary.

      We have based the adjusted and pro forma adjusted capitalization information on available information and assumptions that management believes are reasonable and that reflect the effect of these transactions as if they occurred on June 30, 2005.

	June 30, 2005

			Pro Forma
	Actual	As Adjusted(1)	As Adjusted(1)

	(Dollars in thousands,
	except per share data)
Long-term debt:
Junior subordinated debentures(2)	$13,403	$13,403	$13,403
Shareholders’ equity:
Common stock, par value $2.00; 15,000,000 shares authorized: 7,651,016 issued and outstanding at June 30, 2005 — As adjusted: 9,151,016 issued and outstanding(3)	15,303	18,303	18,303
Additional paid-in capital	24,204	58,419	58,419
Retained earnings (accumulated deficit)	74,101	74,101	74,101
Accumulated other comprehensive income (loss), net	(122)	(122)	(122)

Total shareholders’ equity	$113,486	$150,701	$150,701

Total long-term debt and shareholders’ equity:	$126,889	$164,104	$164,104

Book value per share(4)	$14.83	$16.47	$16.47

Capital ratios:
Tier 1 leverage ratio(5)	7.9%	10.4%	8.2%
Risk-based capital(6):
Tier 1 risk-based capital	8.9%	11.8%	9.0%
Total risk-based capital	10.2%	13.0%	10.3%

(1)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $18,753, $63,596 and $156,328, respectively.

(2)	Consists of debt issued in connection with our trust preferred securities.

(3)	Before issuance of up to 225,000 shares of common stock pursuant to the underwriters’ over-allotment option.

(4)	Actual book value per share equals total shareholders’ equity of $113,486, divided by 7,651,016 shares issued and outstanding at June 30, 2005. Book value per share as adjusted and pro forma as adjusted equals total shareholders’ equity of $150,701 (assuming net proceeds of this offering of $37,215), divided by 9,151,016 shares (assuming issuance and sale of 1,500,000 shares).

(5)	Tier 1 leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the quarter ended June 30, 2005. As adjusted calculation assumes that proceeds from offering would have been received as the last transaction for the quarter ended June 30, 2005. Pro forma as adjusted calculation assumes that proceeds from the offering would have been received as the last transaction for the quarter ended June 30, 2005 and as if the acquisition of the five branches in Clarksville, Tennessee from Old National Bank had been consummated on June 30, 2005.

(6)	The as adjusted and pro forma as adjusted calculations for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of June 30, 2005.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION
      Our common stock is traded on The Nasdaq National Market under the symbol “GCBS.” The following table sets forth for the period indicated the high and low sales price of our common stock as reported by The Nasdaq National Market and the dividends declared per share on our common stock.

			Cash Dividends
	High	Low	Per Share

2005:
First quarter	$28.50	$25.88	$0.12
Second quarter	29.75	23.75	0.12
Third quarter (through September 8, 2005)	29.50	25.18	0.12	(1)

2004:
First quarter	$24.64	$21.11	$0.12
Second quarter	24.89	20.47	0.12
Third quarter	24.02	22.25	0.12
Fourth quarter	27.70	23.50	0.25

			$0.61
2003:
First quarter	$25.95	$18.75	$0.12
Second quarter	32.05	19.00	0.12
Third quarter	27.01	20.14	0.12
Fourth quarter	26.00	22.22	0.23

			$0.59

(1)	On August 15, 2005, our board of directors declared a regular quarterly cash dividend of $0.12 per share, payable on September 16, 2005 to shareholders of record as of September 2, 2005. Purchasers of our common stock in this offering were not shareholders of record as of September 2, 2005, and, therefore, will not be entitled to receive the quarterly dividend paid on September 16, 2005.
      On September 8, 2005, the last reported sale price for our common stock on The Nasdaq National Market was $26.61 per share. The trading in our common stock has been limited and occurred at varying prices and may not have created an active market for our common stock. The prices at which trades occurred may not be representative of the actual value of our common stock. At July 28, 2005, we had approximately 2,034 shareholders of record and approximately 850 beneficial owners.
      Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. Historically, we have paid quarterly cash dividends on our common stock, and our board of directors presently intends to continue to pay regular quarterly cash dividends. Our ability to pay dividends to our shareholders in the future will depend on our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock, including our outstanding trust preferred securities and accompanying junior subordinated debentures, and other factors deemed relevant by our board of directors. In order to pay dividends to shareholders, we must receive cash dividends from our bank. As a result, our ability to pay future dividends will depend upon the earnings of our bank, its financial condition and its need for funds.
      Moreover, there are a number of federal and state banking policies and regulations that restrict our bank’s ability to pay dividends to us and our ability to pay dividends to our shareholders. In particular, because our bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due to the FDIC. Also, the bank is subject to regulations which impose certain minimum regulatory capital and minimum state law earnings requirements that affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to our bank and to commit resources to support the bank. These policies and regulations may have the effect of reducing or eliminating the amount of dividends that we can declare and pay to our shareholders in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
Overview
      All dollar amounts, other than per share amounts, presented in this discussion are in thousands.
      Our results of operations for the year 2004 compared to 2003 reflected a 17.30% increase in net income and a 5.44% increase in earnings per share, assuming dilution, resulting primarily from a significant increase in net interest income, offset, in part, by substantial increases in noninterest expense. The increase in net interest income, reflecting higher average loan balances, and increases in noninterest expense, result principally from our expansion initiatives in late 2003 and throughout 2004.
      Our results of operations for the year 2004 compared to 2003 also indicated further margin compression reflective of competitive loan and deposit pricing, as well as the controlled growth in higher-yielding subprime loans in our bank’s subsidiaries. This margin compression was offset by the increase in average loan balances and the related increase in interest income resulting principally from our acquisition of Independent Bankshares Corporation, or IBC, in late 2003.
      Our results of operations for the second quarter and the six-month period ended June 30, 2005, compared to the same periods in 2004, reflected an increase in interest income due primarily to loan growth as a result of our expansion initiatives, offset, in part, by an increase in interest expense as a result of increased deposit levels resulting from our expansion efforts and competitive deposit pricing pressures.
      The increase in net interest income was also offset, in part, by an increase in noninterest expense which was reflective of our expansion efforts into Middle Tennessee and our branch expansion in our Knoxville, Tennessee market as well as expenses associated with the establishment of our High Performance Checking Program. Noninterest income also increased for both the three and six months ended June 30, 2005 as compared to the comparable periods in 2004 as a result of increased deposit service charges and Non-Sufficient Funds, or NSF, fees resulting from our expansion efforts and recently-introduced High Performance Checking Program.
      Our net interest margin for the quarter and six months ended June 30, 2005 continued to experience compression as a result of deposit pricing pressures that we continued to experience as we aggressively attempted to generate deposits to support our loan growth and as deposit growth outpaced loan growth for the six months ended June 30, 2005 following the implementation of our High Performance Checking Program. Our net interest margin also experienced compression as a result of our competitive pricing of our loans, particularly in our Middle Tennessee market, and our emphasis on originating more traditional loans while controlling the growth of our higher-yielding subprime loans at our non-bank subsidiaries. We believe that if interest rates remain stable we will continue to experience compression in our net interest margin for the remainder of 2005 as a result of loan and deposit pricing pressures but that if interest rates continue to rise, based on our current mix of interest-earning assets and interest-bearing liabilities, we believe our net interest margin will begin to increase.
      At June 30, 2005, we had total consolidated assets of approximately $1,374,000, total consolidated deposits of approximately $1,148,000, total consolidated net loans, net of unearned income and allowance for loan losses, of approximately $1,142,000, and total consolidated shareholders’ equity of approximately $113,500. Our annualized return on average shareholders’ equity for the three and six months ended June 30, 2005, was 13.11% and 11.86%, respectively and our return on average total assets for the same periods was 1.11% and 1.02%, respectively. We expect that our total assets, total consolidated deposits, total consolidated net loans and total shareholders’ equity will continue to increase over the remainder of 2005 as a result of our expansion efforts, including our branch expansion in Middle Tennessee and our anticipated acquisition of the five bank branches in Clarksville, Tennessee from Old National Bank, which is expected to close in the fourth quarter of 2005.

Critical Accounting Policies and Estimates
      Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods.
      Management continually evaluates our accounting policies and estimates we use to prepare the consolidated financial statements. In general, management’s estimates are based on historical experience, information from regulators and third party professionals and various assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.
      We believe our critical accounting policies and estimates include the valuation of the allowance for loan losses and the fair value of financial instruments and other accounts. Based on management’s calculation, an allowance of $16,880, or 1.46%, of total loans, net of unearned interest, was an adequate estimate of losses within the loan portfolio as of June 30, 2005. This estimate resulted in a provision for loan losses on the income statement of $1,060 and $2,682, respectively, for the three and six months ended June 30, 2005. If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, the allowance for loan losses and provision for loan losses on the income statement could be materially affected. For further discussion of the allowance for loan losses and a detailed description of the methodology management uses in determining the adequacy of the allowance, see “Business — Lending Activities — Allowance for Loan Losses”, and “— Results of Operations — Provision for Loan Losses”.
      The consolidated financial statements include certain accounting and disclosures that require management to make estimates about fair values. Estimates of fair value are used in the accounting for securities available for sale, loans held for sale, goodwill, other intangible assets, and acquisition purchase accounting adjustments. Estimates of fair values are used in disclosures regarding securities held to maturity, stock compensation, commitments, and the fair values of financial instruments. Fair values are estimated using relevant market information and other assumptions such as interest rates, credit risk, prepayments and other factors. The fair values of financial instruments are subject to change as influenced by market conditions.
Results of Operations

Comparison of the Results of Operations for the Three and Six Months Ended June 30, 2005 and June 30, 2004
      Net Income. Net income for the three months ended June 30, 2005 was $3,714 as compared to $3,275 for the same period in 2004. This increase of $439, or 13.40%, resulted primarily from a $2,089, or 17.43%, increase in net interest income reflecting principally increased volume of interest-earning assets arising primarily from our expansion initiatives and related growth in the loan portfolio. Offsetting this increase was a $1,848, or 21.55%, increase in total noninterest expense from $8,574 for the three months ended June 30, 2004 to $10,422 for the same period of 2005. This increase is also primarily attributable to our expansion initiatives, as discussed above.
      Net income for the six months ended June 30, 2005 was $6,649 as compared to $6,127 for the same period in 2004. The increase of $522, or 8.52%, reflects substantially the same trends that existed during the quarter ended June 30, 2005.
      Net Interest Income. The largest source of our earnings is net interest income, which is the difference between interest income on interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The primary factors which affect net interest income are changes in volume and yields of interest-earning assets and interest-bearing liabilities, which are affected in part by management’s responses to changes in interest rates through asset/liability management. During the three months ended

June 30, 2005, net interest income was $14,072 as compared to $11,983 for the same period in 2004, representing an increase of 17.43%. While our average balances of interest-earning assets increased more than the average balances of interest-bearing liabilities in the three months ended June 30, 2005, as compared to the same quarter in 2004, thus enhancing net interest income, such increase was offset, in part, by the smaller increase in yield on these interest-earning assets as compared to the cost of interest-bearing liabilities. Nevertheless, we experienced a substantial increase in net interest income, as noted above, in the three months ended June 30, 2005 as compared to the same quarter in 2004. Our net interest margin decreased to 4.57% for the three months ended June 30, 2005 as compared to 4.69% for the same period in 2004, and declined 24 basis points from the 4.81% net interest margin for the three months ended December 31, 2004. Our net interest margin also declined for the six months ended June 30, 2005, falling to 4.61% when compared to 4.69% for the same period in 2004. In order to fund our strong loan growth, we have pursued aggressive deposit rates throughout all our markets, resulting in margin compression that is not expected to abate in the near term despite our asset-sensitive interest rate risk position. In addition, management has been controlling the growth of higher-yielding subprime loans in our bank’s subsidiaries and focusing on increasing the balances of our traditional commercial, commercial real estate and residential real estate loans, thus reducing the percentage of subprime loans in our portfolio. This trend in the loan mix also constrains the increases in loan yields during a rising interest rate environment notwithstanding our asset-sensitive balance sheet. Nevertheless, if interest rates continue to increase, based on our current mix of interest-earning assets and interest-bearing liabilities, we believe our net interest margin will begin to increase over the course of the remainder of 2005. Further, in view of our asset-sensitive position, management anticipates declines in net interest margin if product mixes remain relatively unchanged and interest rates reverse their upward trend and begin to decline. In addition, even if interest rates remain stable, our net interest margin could decline due to competitive pressures related to both loan and deposit pricing.
      For the six months ended June 30, 2005, net interest income increased by $3,536, or 14.82%, to $27,399 from $23,863 for the same period in 2004, and the same trends outlined above with respect to the three months ended June 30, 2005 were observed.

      The following tables set forth certain information relating to our consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented.

	Three Months Ended June 30,

	2005			2004

	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Interest-earning assets:
Loans	$1,140,537	$19,851	6.98%	$984,417	$15,522	6.34%
Investment securities	60,691	592	3.91%	39,203	339	3.48%
Other short-term investments	33,265	260	3.13%	3,560	8	0.90%

Total interest-earning assets	1,234,493	$20,703	6.73%	1,027,180	$15,869	6.21%

Noninterest earning assets	104,107			96,182

Total assets	$1,338,600			$1,123,362

Interest-bearing liabilities:
Deposits:
Now accounts, money market and savings	$401,441	$1,161	1.16%	$345,250	$403	0.47%
Time Deposits	598,470	4,340	2.91%	465,914	2,603	2.25%

Total interest-bearing deposits	$999,911	$5,501	2.21%	$811,164	$3,006	1.49%

Securities sold under repurchase agreements and short-term borrowings	15,014	95	2.54%	16,026	34	0.85%
Notes payable	81,000	1,035	5.13%	72,621	846	4.69%

Total interest-bearing liabilities	$1,095,925	$6,631	2.43%	$899,811	$3,886	1.74%

Noninterest bearing liabilities:
Demand deposits	116,436			104,966
Other liabilities	12,942			12,819

Total noninterest bearing liabilities	129,378			117,785

Total liabilities	1,225,303			1,017,596

Shareholders’ equity	113,297			105,766

Total liabilities and shareholders’ equity	$1,338,600			$1,123,362

Net interest income		$14,072			$11,983

Interest rate spread			4.30%			4.48%

Net yield on interest-earning assets			4.57%			4.69%

	Six Months Ended June 30,

	2005			2004

	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Interest-earning assets:
Loans	$1,110,231	$37,930	6.89%	$976,613	$31,047	6.39%
Investment securities	55,874	1,065	3.84%	41,145	725	3.54%
Other short-term investments	33,694	443	2.65%	5,830	27	0.93%

Total interest-earning assets	1,199,799	$39,438	6.63%	1,023,588	$31,799	6.25%

Noninterest earning assets	103,339			99,989

Total assets	$1,303,138			$1,123,577

Interest-bearing liabilities:
Deposits:
Now accounts, money market and savings	$395,246	$2,027	1.03%	$340,165	$805	0.48%
Time Deposits	561,428	7,736	2.78%	474,379	5,387	2.28%

Total interest-bearing deposits	$956,674	$9,763	2.06%	$814,544	$6,192	1.53%

Securities sold under repurchase agreements and short-term borrowings	16,712	184	2.22%	16,826	67	0.80%
Notes payable	86,740	2,092	4.86%	71,852	1,677	4.69%

Total interest-bearing liabilities	$1,060,126	$12,039	2.29%	$903,222	$7,936	1.77%

Noninterest bearing liabilities:
Demand deposits	116,644			102,755
Other liabilities	14,235			12,794

Total noninterest bearing liabilities	130,879			115,549

Total liabilities	1,191,005			1,018,771

Shareholders’ equity	112,133			104,806

Total liabilities and shareholders’ equity	$1,303,138			$1,123,577

Net interest income		$27,399			$23,863

Interest rate spread			4.34%			4.48%

Net yield on interest-earning assets			4.61%			4.69%

      Provision for Loan Losses. During the three and six months ended June 30, 2005, loan charge-offs were $1,281 and $2,481, respectively, and recoveries of charged-off loans were $537 and $958, respectively. Our provision for loan losses decreased by $102, or 8.78%, and $3, or 0.11%, to $1,060 and $2,682 for the three and six months ended June 30, 2005, respectively, as compared to $1,162 and $2,685 for the same periods in 2004. Our allowance for loan losses increased by $1,159 to $16,880 at June 30, 2005 from $15,721 at December 31, 2004, with the ratio of the allowance for loan losses to total loans, net of unearned income, declining to 1.46% at June 30, 2005 from 1.50% and 1.51% at December 31, 2004 and June 30, 2004, respectively. As of June 30, 2005, indicators of credit quality, as discussed below, are mixed compared to December 31, 2004 but generally improved compared to June 30, 2004. Management continually evaluates our credit policies and procedures to ensure that they effectively manage risk and facilitate appropriate internal controls. Our trend in asset quality improvement is attributable to improved underwriting policies and management controls. Management believes our asset quality indicators are sustainable within the current economic environment. The ratio of allowance for loan losses to nonperforming assets was 177.74%, 185.56% and 158.23% at June 30, 2005, December 31, 2004 and June 30, 2004, respectively, and the ratio of nonperforming assets to total assets was 0.69%, 0.69% and 0.84% at June 30, 2005, December 31, 2004 and June 30, 2004, respectively. The ratio of nonperforming loans to total loans, excluding loans held for sale, was 0.62%, 0.66% and 0.59% at June 30, 2005, December 31, 2004 and June 30, 2004, respectively. Within the bank, our largest subsidiary, the ratio of nonperforming assets to total assets was 0.64%, 0.61% and 0.74% at June 30, 2005, December 31, 2004 and June 30, 2004, respectively.
      Our annualized net charge-offs for the six months ended June 30, 2005 were $3,046 compared to actual net charge-offs of $5,042 for the year ended December 31, 2004. Annualized net charge-offs as a percentage of average loans improved from 0.48% for the six months ended June 30, 2004 to 0.27% for the six months ended June 30, 2005. Net charge-offs as a percentage of average loans were 0.51% for the year ended December 31, 2004. Within the bank, annualized net charge-offs as a percentage of average loans fell from 0.29% for the six months ended June 30, 2004 to 0.16% for the same period in 2005. Net charge-offs within the bank as a percentage of average loans were 0.35% for the year ended December 31, 2004. Annualized net charge-offs in the bank for the six months ended June 30, 2005 were $1,716 compared to actual net charge-offs of $3,418 for the year ended December 31, 2004. Annualized net charge-offs in Superior Financial for the six months ended June 30, 2005 were $497 compared to actual net charge-offs of $525 for the year ended December 31, 2004. Annualized net charge-offs in GCB Acceptance for the six months ended June 30, 2005 were $833 compared to actual net charge-offs of $1,099 for the year ended December 31, 2004. At this point, management believes that total charge-offs for 2005 in Superior Financial and GBC Acceptance will slightly improve compared to 2004 charge-offs based on asset quality trends.
      Based on our allowance for loan loss calculation and review of the loan portfolio, management believes the allowance for loan losses is adequate at June 30, 2005. Management anticipates that the provision for loan losses during the third quarter of 2005 will be consistent with the second quarter of 2005 and also anticipates that the provision for loan losses for the entire year of 2005 may be less than the provision for 2004 if indicators of credit quality remain stabilized. However, the provision for loan losses could increase for the entire year of 2005, as compared to 2004, if our loan growth continues at the rate experienced through the six months ended June 30, 2005.
      Noninterest Income. Income that is not related to interest-earning assets, consisting primarily of service charges, commissions and fees, has become an important supplement to our traditional method of earning income through interest rate spreads.
      Total noninterest income for the three and six months ended June 30, 2005 was $3,463 and $6,639 as compared to $3,070 and $6,164, respectively, for the same periods in 2004. Service charges, commissions and fees remain the largest component of total noninterest income and increased from $2,518 and $4,913 for the three and six months, respectively, ended June 30, 2004 to $2,836 and $4,978, respectively, for the same periods in 2005. This increase primarily reflects additional service charges and NSF fees from deposit-related products stemming primarily from increased volume as a result of our High Performance

Checking Program introduced in the first quarter of 2005 and also our expansion efforts. We believe that noninterest income will continue to improve over the second half of 2005 when compared to prior comparable periods as a result of the increased volume in deposits resulting from our expansion efforts and our new High Performance Checking Program. In addition, other noninterest income increased by $75 and $410 to $627 and $1,661 for the three and six months ended June 30, 2005, respectively, from $552 and $1,251 for the same periods in 2004. This increase for the six months ended June 30, 2005 is primarily attributable to increased fees of $195 from the sale of mutual funds and annuities and $99 from the sale of our interest in an ATM network vendor.
      Noninterest Expense. Control of noninterest expense also is an important aspect in enhancing income. Noninterest expense includes personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage, FDIC assessment, etc. Total noninterest expense was $10,422 and $20,697 for the three and six months ended June 30, 2005 compared to $8,574 and $17,525 for the same periods in 2004. The $1,848, or 21.55%, increase in total noninterest expense for the three months ended June 30, 2005 compared to the same period of 2004 principally reflects increases in all expense categories primarily as a result of our expansion program as well as costs of $384 associated with our High Performance Checking Program, which we expect will continue for the remainder of 2005. This program is designed to generate significant numbers and balances of core transaction accounts.
      Similarly, the $3,172 or 18.10%, increase in total noninterest expense for the six months ended June 30, 2005 compared to the same period in 2004 reflects substantially the same trends that existed during the quarter ended June 30, 2005.
      Personnel costs are the primary element of our noninterest expenses. For the three and six months ended June 30, 2005, salaries and benefits represented $5,099, or 48.93%, and $10,344, or 49.98%, respectively, of total noninterest expense. This was an increase of $635, or 14.22%, and $1,173, or 12.79%, respectively, from the $4,464 and $9,171 for the three and six months ended June 30, 2004. Including bank branches and non-bank office locations, we had 53 locations at June 30, 2005 and at December 31, 2004, as compared to 49 at June 30, 2004, and the number of full-time equivalent employees increased 6.33% from 458 at June 30, 2004 to 487 at June 30, 2005. These increases in personnel costs, number of branches and employees are primarily the result of our expansion initiative and are expected to increase for the remainder of 2005 with our continued expansion efforts in Middle Tennessee and Knoxville and as a result of the bank’s proposed acquisition of five Clarksville, Tennessee branches from Old National Bank.
      Primarily as a result of this overall increase in noninterest expense, our efficiency ratio was negatively affected, as the ratio increased from 58.36% at June 30, 2004 to 60.81% at June 30, 2005. The efficiency ratio illustrates how much it cost us to generate revenue. For example, it cost us 60.81 cents to generate one dollar of revenue for the six months ended June 30, 2005 as compared to 58.36 cents for the six months ended June 30, 2004. We believe that our efficiency ratio will continue to be negatively impacted for the remainder of 2005 as a result of our continued expansion efforts.
      Income Taxes. The effective income tax rate for the three and six months ended June 30, 2005 was 38.64% and 37.62%, respectively, compared to 38.41% and 37.59% for the same periods in 2004.

Comparison of the Results of Operations for the Years Ended December 31, 2004, December 31, 2003 and December 31, 2002
      Net Income. Net income for 2004 was $12,008, an increase of $1,771, or 17.30%, as compared to net income of $10,237 for 2003. The increase is primarily attributable to an increase in net interest income of $8,195, or 20.07%, to $49,018 in 2004 from $40,823 in 2003 and resulted principally from higher average balances of loans. In addition, total noninterest income increased by $1,440, or 12.43%, to $13,028 in 2004 from $11,588 in 2003. The increase in noninterest income can be primarily attributed to a significant gain on the sale of OREO property, the gain on the sale of our credit card portfolio and higher fee income associated with additional volume of deposit-related activity. Offsetting, in part, these positive effects on net income was an increase in noninterest expense of $6,365, or 20.79%, to $36,983 in 2004 from $30,618 in 2003. The increase in noninterest expense resulted principally from our growth strategy reflected in the first full year of operations in Sumner and Rutherford Counties, Tennessee, resulting from our acquisition of Gallatin-based IBC in November, 2003, as well as the de novo branching initiative into Davidson County, Tennessee and the NBC transaction in Lawrence County, Tennessee, both of which occurred in the fourth quarter of 2004.
      Net income for 2003 was $10,237, an increase of $424, or 4.32%, as compared to net income of $9,813 for 2002. The increase is primarily attributable to an increase in noninterest income of $1,058, or 10.05%, to $11,588 in 2003 from $10,530 in 2002 and a reduction of $1,290, or 18.26%, in the provision for loan losses to $5,775 in 2003 from $7,065 in 2002. Offsetting, in part, these positive effects on net income was an increase in noninterest expense of $1,419, or 4.86%, to $30,618 in 2003 from $29,199 in 2002. The increase in noninterest income resulted primarily from fees related to deposit products, as well as additional income from our mortgage division. The reduction in the provision for loan losses resulted primarily from the decrease in our nonperforming assets during and as of the year ended December 31, 2003 as a result of improving credit quality in our bank and Superior Financial Services. The increase in noninterest expense resulted principally from increases in communication/data transmission expenses, charges related to credit cards and various expenses related to collections and repossessions. As discussed in “Business — Greene County Bank” below, we completed our acquisition of Gallatin-based IBC in November, 2003. As the acquisition was consummated quite late in the year, it did not have a material effect on our earnings for the year ended December 31, 2003.
      Net Interest Income. The largest source of earnings for us is net interest income, which is the difference between interest income on interest earning assets and interest paid on deposits and other interest bearing liabilities. The primary factors that affect net interest income are changes in volume and yields of earning assets and interest bearing liabilities, which are affected in part by management’s responses to changes in interest rates through asset/liability management. During 2004, net interest income was $49,018 as compared to $40,823 in 2003, an increase of 20.07%. We experienced good growth in average balances of interest-earning assets, with average total interest-earning assets increasing by $186,148, or 22.02%, to $1,031,640 in 2004 from $845,492 in 2003. Most of the growth occurred in loans, with average loan balances increasing by $185,947, or 23.21%, to $986,806 in 2004 from $800,859 in 2003. Average balances of most other interest-earning assets increased slightly. Average balances of total interest-bearing liabilities also increased in 2004 from 2003, with average total deposit balances increasing by $137,305, or 20.64%, to $802,506 in 2004 from $665,201 in 2003, as we emphasized various types of deposits as a loan funding source. The NBC transaction, which closed on December 10, 2004 and in which we acquired approximately $28,000 in loans and $69,000 in deposits, occurred sufficiently late in the year so that it had an immaterial effect on average balances of loans and deposits. All of the increase in net interest income in 2004 compared to 2003 related to the full-year effect of the late-2003 IBC acquisition, increased loan volume resulting primarily from our organic loan growth, our 2004 initiative into Davidson County, Tennessee, as well as the late-2004 NBC transaction.
      Beginning in the second half of 2004, the Federal Open Market Committee, or FOMC, embarked upon a program to increase short-term interest rates at, according to the FOMC’s statements, a “pace that is likely to be measured.” As of December 31, 2004, the FOMC had increased short-term interest rates by 100 basis points. While we continue to maintain an interest rate risk position which is asset sensitive, a situation in which rate-sensitive assets reprice quicker than rate-sensitive liabilities, the FOMC’s commencement of increases in short-term interest rates in mid-2004 was not sufficient to compensate us for significant and sustained reductions in short-term interest rates beginning in early 2001, and we were unable to achieve upward momentum in the repricing of our major interest-earning assets. Our aggressive loan pricing in order to obtain market share in new markets and increase share in existing markets further exacerbated this situation. In addition, management has been controlling the growth of higher-yielding subprime loans in the bank’s subsidiaries and focusing on increasing the balances of its traditional commercial, commercial real estate and residential real estate loans, thus reducing the percentage of subprime loans in our portfolio. This trend in the loan portfolio mix also places pressure on loan yields. Consequently, our yield on average loans declined to 6.44% in 2004 from 6.92% in 2003, and our net interest margin declined to 4.75% in 2004 from 4.83% in 2003. This decline represents the sixth consecutive year of net interest margin declines. Our net interest margin for the fourth quarter of 2004 was 4.81% compared to 4.82% and 4.69% for the third and second quarters of 2004, respectively. While management is cautiously optimistic that our net interest margin has stabilized and that further increases in short-term interest rates will enhance net interest margin, management notes that recent and intense competitive pressures with respect to deposit pricing have placed significant stress on our net interest margin. Further, in view of our asset-sensitive position, management anticipates declines in net interest margin if product mixes remain relatively unchanged and interest rates reverse their upward trend and begin to decline. In addition, even if interest rates remain stable, our net interest margin could decline slightly due to competitive pressures related to both loan and deposit pricing.
      During 2003, net interest income was $40,823 as compared to $41,249 in 2002, a decrease of 1.03%. We experienced good growth in average balances of interest-earning assets, with average total interest-earning assets increasing by $65,514, or 8.40%, to $845,492 in 2003 from $779,978 in 2002. All of the growth occurred in loans, with average loan balances increasing by $85,412, or 11.94%, to $800,859 in 2003 from $715,447 in 2002. Average balances of other interest-earning assets declined, as we elected to channel some of our liquidity into higher-yielding loans. Average balances of total interest-bearing liabilities also increased in 2003 from 2002, with average total deposit balances increasing by $52,039, or 8.49%, to $665,201 in 2003 from $613,162 in 2002, as we emphasized various types of deposits as a loan funding source. The increase in average balances of interest-earning assets, offset, in part, by such increase in average balances of interest-bearing liabilities, would have increased net interest income significantly had our net interest margin not continued to decline. However, due to the continued decline in short-term market rates during 2003 and our aggressive loan pricing in order to obtain market share in new markets and increase share in existing markets, our yield on average loans declined to 6.92% in 2003 from 8.09% in 2002. Further, due to our asset sensitivity, a situation in which rate-sensitive assets reprice quicker than rate-sensitive liabilities, resulting in net interest margin compression in a declining rate environment, our net interest margin declined to 4.83% in 2003 from 5.29% in 2002, representing the fifth consecutive year of net interest margin declines.
      Average Balances, Interest Rates and Yields. Net interest income is affected by (i) the difference between yields earned on interest earning assets and rates paid on interest bearing liabilities (“interest rate spread”) and (ii) the relative amounts of interest earning assets and interest bearing liabilities. Our interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. When the total of interest earning assets approximates or exceeds the total of interest bearing liabilities, any positive interest rate spread will generate net interest income. An indication of the effectiveness of an institution’s net interest income management is its “net yield on interest earning assets,” which is net interest income divided by average interest-earning assets.

      The following table sets forth certain information relating to our consolidated average interest earning assets and interest bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented.

	2004			2003			2002

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Interest-earning assets:
Loans(1)
Real estate loans	$759,657	$44,124	5.81%	$612,528	$37,290	6.09%	$535,037	$37,139	6.94%
Commercial loans	145,870	7,685	5.27%	105,629	5,532	5.24%	93,525	5,724	6.12%
Consumer and other loans — net(2)	81,279	9,081	11.17%	82,702	9,516	11.51%	86,885	10,233	11.78%
Fees on loans	—	2,690		—	3,106		—	4,763

Total loans (including fees)	$986,806	$63,580	6.44%	$800,859	$55,444	6.92%	$715,447	$57,859	8.09%

Investment securities(3)
Taxable	$29,382	$1,040	3.54%	$28,297	$946	3.34%	$37,790	$1,490	3.94%
Tax-exempt(4)	4,569	164	3.59%	1,189	40	3.37%	787	25	3.18%
FHLB, Bankers Bank and other stock at cost	6,073	230	3.79%	5,378	193	3.59%	4,615	209	4.53%

Total investment securities	$40,024	$1,434	3.58%	$34,864	$1,179	3.38%	$43,192	$1,724	3.99%
Other short-term investments	4,810	62	1.29%	9,769	114	1.17%	21,339	346	1.62%

Total interest-earning assets	1,031,640	65,076	6.31%	845,492	56,737	6.71%	779,978	59,929	7.68%

Noninterest earning assets:
Cash and due from banks	$32,430			$26,926			$22,615
Premises and equipment	34,795			27,879			25,776
Other, less allowance for loan losses	31,156			16,190			11,669

Total noninterest-earning assets	$98,381			$70,995			$60,060

Total assets	$1,130,021			$916,487			$840,038

(1)	Average loan balances include nonaccrual loans. Interest income collected on nonaccrual loans has been included.

(2)	Installment loans are stated net of unearned income.

(3)	The average balance of and the related yield associated with securities available for sale are based on the cost of such securities.

(4)	Tax exempt income has not been adjusted to tax-equivalent basis since it is not material.

	2004			2003			2002

	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Interest-bearing liabilities:
Deposits
Savings, NOW accounts and money markets	$336,114	$1,762	0.52%	$280,365	$1,576	0.56%	$269,103	$2,803	1.04%
Time deposits	466,392	10,437	2.24%	384,836	11,055	2.87%	344,059	12,463	3.62%

Total deposits	$802,506	$12,199	1.52%	$665,201	$12,631	1.90%	$613,162	$15,266	2.49%
Securities sold under repurchase agreements and short-term borrowings	15,903	162	1.02%	14,055	112	0.80%	17,133	192	1.12%
Subordinated debentures	10,310	466	4.52%	2,768	111	4.01%	—	—	—
Notes payable	75,311	3,231	4.29%	68,735	3,060	4.45%	63,014	3,222	5.11%

Total interest-bearing liabilities	$904,030	$16,058	1.78%	$750,759	$15,914	2.12%	$693,309	$18,680	2.69%
Non-interest bearing liabilities:
Demand deposits	$105,763			$73,432			$63,373
Other liabilities	13,271			10,991			10,122

Total non-interest bearing liabilities	$119,034			$84,423			$73,495
Shareholders’ equity	106,957			81,305			73,234

Total liabilities and shareholders’ equity	$1,130,021			$916,487			$840,038

Net interest income		$49,018			$40,823			$41,249

Margin analysis:
Interest rate spread			4.53%			4.59%			4.99%

Net yield on interest-earning assets (net interest margin)			4.75%			4.83%			5.29%

     Rate/Volume Analysis. The following table analyzes net interest income in terms of changes in the volume of interest earning assets and interest bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been separately identified.

	2004 vs. 2003				2003 vs. 2002

			Rate/	Total			Rate/	Total
	Volume	Rate	Volume	Change	Volume	Rate	Volume	Change

Interest income:
Loans, net of unearned income	$12,873	$(3,844)	$(893)	$8,136	$6,907	$(8,328)	$(994)	$(2,415)
Investment securities:
Taxable	36	55	2	93	(374)	(227)	57	(544)
Tax-exempt	113	3	8	124	13	1	1	15
FHLB, Bankers Bank and other stock, at cost	25	12	1	38	23	(29)	(10)	(16)
Other short-term investments	(58)	12	(6)	(52)	(189)	(100)	57	(232)

Total interest income	12,989	(3,762)	(888)	8,339	6,380	(8,683)	(889)	(3,192)

Interest expense:
Savings, NOW accounts, and money market accounts	331	(123)	(22)	186	103	(1,276)	(54)	(1,227)
Time deposits	2,343	(2,443)	(518)	(618)	1,477	(2,579)	(306)	(1,408)
Short-term borrowings	2	41	7	50	(44)	(49)	13	(80)
Subordinated debentures	303	14	38	355	111	—	—	111
Notes payable	295	(113)	(11)	171	298	(417)	(43)	(162)

Total interest expense	3,274	(2,624)	(506)	144	1,945	(4,321)	(390)	(2,766)

Net interest income	$9,715	$(1,138)	$(382)	$8,195	$4,435	$(4,362)	$(499)	$(426)

      At December 31, 2004, loans outstanding and loans held for sale, net of unearned income and allowance for loan losses, were $1,032,297 compared to $941,207 at 2003 year end. The increase is, in part, due to the approximate $28,000 in loans acquired via the NBC transaction, as well as the combination of increased loan demand, our community-focused banking philosophy and competitive loan rates. Average outstanding loans, net of unearned interest, for 2004 were $986,806, an increase of 23.22% from the 2003 average of $800,859. Average outstanding loans for 2002 were $715,447. The growth in average loans for the past three years can be attributed to our continuing market expansion through our branch network, the IBC acquisition, the NBC transaction and aggressive programs with respect to loan production and pricing. We continued our branch expansion with the opening of a new full-service branch in Davidson County, Tennessee in November, 2004.
      Average investment securities for 2004 were $40,024 compared to $34,864 in 2003 and $43,192 in 2002. The increase of $5,160, or 14.80%, from 2003 to 2004 resulted primarily from the additional investment securities received via the IBC acquisition in the fourth quarter of 2003. The decrease of $8,328, or 19.28%, from 2002 to 2003 primarily reflects our channeling of liquidity into higher-yielding loans. In 2004, the average yield on investments was 3.58%, an increase from the 3.38% yield in 2003 and a decrease from the 3.99% yield in 2002. The increase in investment yield in 2004 compared to 2003 primarily reflects the positive effect of higher rates on our adjustable-rate investment securities, as well as the purchase of investment securities in a rising rate environment. Management believes this trend will continue if short-term interest rates continue to increase. Income provided by the investment portfolio in 2004 was $1,434 as compared to $1,179 in 2003 and $1,724 in 2002.
      Provision for Loan Losses. Management assesses the adequacy of the allowance for loan losses by considering a combination of regulatory and credit risk criteria. The entire loan portfolio is graded and potential loss factors are assigned accordingly. The potential loss factors for impaired loans are assigned based on regulatory guidelines. The regulatory criteria are set forth in the Interagency Policy Statement on the Allowance for Loan and Lease Losses. The potential loss factors associated with unimpaired loans are based on a combination of both internal and industry net loss experience, as well as management’s review of trends within the portfolio and related industries.
      Generally, commercial, commercial real estate and residential real estate loans are assigned a level of risk at inception. Thereafter, these loans are reviewed on an ongoing basis. The review includes loan payment and collateral status, borrowers’ financial data and borrowers’ internal operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant change can result in an increase or decrease in the loan’s assigned risk grade. Aggregate dollar volume by risk grade is monitored on an ongoing basis. The establishment of and any changes to risk grades for consumer loans are generally based upon payment performance.
      The bank’s loan loss allowance is primarily a general allowance, which is increased or decreased based on management’s assessment of the overall risk of its loan portfolio. Occasionally, a portion of the allowance may be allocated to a specific loan to reflect unusual circumstances associated with that loan.
      Management reviews certain key loan quality indicators on a monthly basis, including current economic conditions, delinquency trends and ratios, portfolio mix changes and other information management deems necessary. This review process provides a degree of objective measurement that is used in conjunction with periodic internal evaluations. To the extent that this process yields differences between estimated and actual observed losses, adjustments are made to provisions and/or the level of the allowance for loan losses.
      Increases and decreases in the allowance for loan losses due to changes in the measurement of impaired loans are reflected in the provision for loan losses. Loans continue to be classified as impaired unless payments are brought fully current and management also considers the collection of scheduled interest and principal to be probable.
      Our provision for loan losses increased $61, or 1.06%, to $5,836 in 2004 from $5,775 in 2003. In 2004, management determined that loss experience throughout our company had essentially stabilized and declined slightly from levels experienced in 2003. Accordingly, while management concluded that the level of provisions in 2004 should not materially differ from the amount in 2003, management also deemed that provisions in excess of net charge-offs were necessary in order to appropriately maintain the allowance to accommodate loan growth. In 2004, net charge-offs in the bank, Superior Financial and GCB Acceptance were $3,418, $524 and $1,100, respectively, totaling $5,042. In 2003, these net charge-offs were $2,652, $1,070 and $1,415, respectively, totaling $5,137. Management attributes the slight decrease in net charge-offs to an increase in loan quality and an improvement in the local and regional economy. Assuming no change in current economic trends, and based on information presently available, management anticipates that net charge-offs within our overall loan portfolios should continue at approximately the same rate and, in terms of percentages of total loans, may slightly decline.
      The ratio of nonperforming assets to total assets was 0.69% at December 31, 2004 and 0.79% at December 31, 2003. The ratio of our allowance for loan losses to nonperforming assets increased in 2004 to 185.56% from 166.35% in 2003. Total nonperforming loans increased $2,377, or 52.48%, to $6,906 at December 31, 2004 from $4,529 at December 31, 2003. Nonaccrual loans, which are nonperforming loans as to which the bank no longer recognizes interest income, increased $1,937, or 44.99%, to $6,242 at December 31, 2004 from $4,305 at December 31, 2003. The increase is primarily due to several commercial relationships placed on nonaccrual status and in the process of litigation or foreclosure action. Management believes that these loans are adequately secured and does not anticipate any material losses. Note, however, that total impaired loans, which include substandard as well as nonaccrual loans, increased by $1,578, or 14.84%, from $10,632 at December 31, 2003 to $12,210 at December 31, 2004. We record a risk allocation allowance for loan losses on all loans in this category; further, we specifically record additional allowance amounts for individual loans when the circumstances so warrant. For further discussion of nonperforming assets as it relates to foreclosed real estate and impaired loans, see

“Business — Lending Activities — Past Due, Special Mention, Classified and Nonaccrual Loans” located below.
      To further manage our credit risk on loans, we maintain a “watch list” of loans that, although currently performing, have characteristics that require closer supervision by management. At December 31, 2004, we had identified approximately $37,556 in loans that were placed on our “watch list,” an increase from the approximate $33,870 as of December 31, 2003. During 2002, management revised its policy to increase the number of distinguishing characteristics that causes a loan to be considered a “watch list” loan. Management believes the increased level of “watch list” loans is not an indication of further credit quality deterioration but, rather, is the result of the improved risk management processes.
      Noninterest Income. The generation of noninterest income, which is income that is not related to interest earning assets and consists primarily of service charges, commissions and fees, has become more important as increases in levels of interest bearing deposits and other liabilities make it more difficult to maintain interest rate spreads.
      Total noninterest income for 2004 increased to $13,028 as compared to $11,588 in 2003 and $10,530 in 2002. The largest components of noninterest income are service charges, commissions and fees, which totaled $9,074 in 2004, $7,898 in 2003 and $7,343 in 2002. The increase in 2004 primarily reflects additional fees generated from higher volume of deposit-related products. In addition, total noninterest income was further increased in 2004, compared to 2003, by significant net gains on the sale of other real estate owned, or OREO, property in the amount of $400, and a non-recurring gain on the sale of our credit card portfolio in the amount $322 which is included in other noninterest income. These increases were offset, in part, by a decline in mortgage banking income in our mortgage division as a result of slowed refinancing activity, from $1,389 in 2003 to $704 in 2004.
      Noninterest Expense. Control of noninterest expense also is an important aspect in managing net income. Non interest expense includes, among others, personnel, occupancy, and other expenses such as data processing, printing and supplies, legal and professional fees, postage and FDIC assessments. Total noninterest expense was $36,983 in 2004 compared to $30,618 in 2003 and $29,199 in 2002. The increase of $6,365, or 20.79%, in 2004 as compared to 2003 principally reflects increases in all categories primarily as a result of the late-2003 IBC acquisition, our Davidson County, Tennessee initiative and the NBC transaction.
      Professional services fees increased by $679, or 70.29%, to $1,645 in 2004 from $966 in 2003. We have spent significant time and resources in complying with Section 404 of the Sarbanes-Oxley Act of 2002, or SOX, and approximately one-half of the $679 increase is attributable to out-of-pocket costs associated with SOX compliance work. The remainder of the $679 increase is primarily attributable to our expansion strategies executed in 2004 and referenced above.
      Income Taxes. The Company’s effective income tax rate was 37.5% in 2004 compared to 36.1% in 2003 and 36.7% in 2002. The increased 2004 effective income tax rate relates to higher state income tax expense. It is likely that the 2005 effective income tax rate will approximate the 2004 effective rate.
Financial Condition

Financial Condition at June 30, 2005 and December 31, 2004
      Total assets at June 30, 2005 were $1,374,194, an increase of $140,791, or 11.41%, from total assets of $1,233,403 at December 31, 2004. The increase in assets was primarily reflective of the $110,618, or 10.73%, increase, as reflected on the Condensed Consolidated Balance Sheets, in net loans, excluding loans held for sale, and was funded by the $150,412, or 15.07%, increase in deposits resulting from our expansion efforts and our High Performance Checking Program.
      At June 30, 2005, loans, net of unearned income and allowance for loan losses, were $1,141,764 compared to $1,031,146 at December 31, 2004, an increase of $110,618, or 10.73%, from December 31, 2004. The increase in loans during the first six months of 2005 primarily reflects an increase in commercial real estate loans and commercial loans and the growth in the loan portfolio of Middle Tennessee Bank & Trust.
      Non-performing loans include non-accrual loans and loans 90 or more days past due. All loans that are 90 days past due are considered non-accrual unless they are adequately secured and there is reasonable assurance of full collection of principal and interest. Non-accrual loans that are 120 days past due without assurance of repayment are charged off against the allowance for loan losses. Nonaccrual loans and loans past due 90 days and still accruing increased slightly by $248, or 3.59%, during the six months ended June 30, 2005 to $7,154 from $6,906 at December 31, 2004. At June 30, 2005, the ratio of our allowance for loan losses to non-performing assets (which include non-accrual loans) was 177.74% compared to 185.56% at December 31, 2004.
      We maintain an investment portfolio to provide liquidity and earnings. Investments at June 30, 2005 with an amortized cost of $54,892 had a market value of $54,719. At December 31, 2004, investments with an amortized cost of $39,742 had a market value of $39,824. The increase in investments from December 31, 2004 to June 30, 2005 results from the purchase of short-term federal agency securities as well as mortgage-backed securities reflecting management’s decision to channel more of our liquid assets into more favorable positions on the yield curve.

Financial Condition at December 31, 2004 and December 31, 2003
      Total assets at December 31, 2004 were $1,233,403, an increase of $124,881, or 11.27%, over total assets of $1,108,522 at December 31, 2003. This increase reflects an increase in loans, net, of $93,485, or 9.97%, to $1,031,146 at December 31, 2004 from $937,661 at December 31, 2003. The increase in loans can be attributed to our continued focus on generating good credit quality loans, competitive loan pricing and the addition of experienced lenders to our lending staff, as well as the NBC transaction and the Davidson County, Tennessee branch opening in late 2004. Average assets for 2004 also increased to $1,130,021, an increase of $213,534, or 23.30%, from the average asset balance of $916,487 for 2003. The increase in average assets is due primarily to the effect of the IBC acquisition that occurred late in 2003. Due primarily to the additional noninterest expense incurred as a result of our expansion strategies carried out during 2004 and the attendant increase in average assets, along with the continued decline in net interest margin, our return on average assets decreased in 2004 to 1.06% from 1.12% in 2003.
      Total assets at December 31, 2003 were $1,108,522, an increase of $209,126, or 23.25%, over total assets of $899,396 at December 31, 2002. This increase reflects an increase in loans, net, of $199,990, or 27.11%, to $937,661 at December 31, 2003 from $737,671 at December 31, 2002. A primary component of these increases stemmed from the IBC acquisition, which resulted in an increase in total assets and loans, net, in the approximate amounts of $189,000 and $109,000, respectively. Absent the IBC acquisition, total assets and loans, net, would have increased approximately $20,126 and $90,990, respectively. Average assets for 2003 also increased to $916,487, an increase of $76,449, or 9.10%, from the average asset balance of $840,038 for 2002. Because the IBC acquisition occurred late in the year, its effect on the increases in average balances for 2003 over 2002 is not considered material. This increase was primarily the result of an 11.94% increase in the average balance of loans to $800,859 in 2003 from $715,447 in 2002. Due primarily to the increase in average assets and the continued decline in net interest margin, our return on average assets decreased in 2003 to 1.12% from 1.17% in 2002.
      Earning assets consist of loans, investment securities and short term investments that earn interest. Average earning assets during 2004 were $1,031,640, an increase of 22.02% from an average of $845,492 in 2003. The increase in average earnings assets is due primarily to the effect of the IBC acquisition that occurred late in 2003.
      Nonperforming loans include nonaccrual and classified loans. We have a policy of placing loans 90 days delinquent in nonaccrual status and charging them off at 120 days past due. Other loans past due that are well secured and in the process of collection continue to be carried on our balance sheet. For further information, see Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. We have aggressive collection practices in which senior management is significantly and directly involved.
      We maintain an investment portfolio to provide liquidity and earnings. Investments at December 31, 2004 had an amortized cost of $39,742 and a market value of $39,824 as compared to an amortized cost of $38,531 and market value of $39,045 at December 31, 2003. We invest principally in shorter-term, callable federal agency securities which, while usually generating a higher yield than non-callable securities, are at risk of being called in a declining interest rate environment. If the securities are called, the proceeds are typically invested at lower yields than those existing on the called securities. During 2004, approximately $9,800 of our securities were called and the proceeds were reinvested at lower yields. There are, however, certain advantages of investing in shorter-term, callable securities, including relative price stability, as compared to non-callable securities, with respect to changes in interest rates. As a consequence and, in combination with the shorter-term and adjustable securities in the remainder of our investment portfolio, our investments are less susceptible to significant changes in market value. An effect of this approach is reflected in the absence of any significant difference between the securities’ amortized cost and market value at December 31, 2004 and December 31, 2003.
      Our deposits were $998,022 at December 31, 2004 which represents an increase of $90,907, or 10.02%, from the $907,115 of deposits at December 31, 2003. Noninterest bearing demand deposit balances increased 5.04% to $109,956 at December 31, 2004 from $104,683 at December 31, 2003. Average interest bearing deposits increased $137,305, or 20.64%, to $802,506 in 2004 from $665,201 in 2003. The increase in average deposits is due primarily to the effect of the IBC acquisition that occurred late in 2003. The NBC transaction occurred late in the fourth quarter of 2004 and had an immaterial affect on average deposits for 2004. In 2003, average interest bearing deposits increased $52,039, or 8.49%, over 2002. In addition to the IBC acquisition, these increases in deposits are also the result of our expansion into the Knoxville market, active marketing of money market accounts and certificates of deposits with competitive interest rates in order to fund loan growth and targeting the transactional accounts of selected municipalities.
      Our continued ability to fund our loan and overall asset growth remains dependent upon the availability of deposit market share in our existing markets of East and Middle Tennessee. According to FDIC data, as of September 30, 2004, the total deposit base of Tennessee commercial banks had a weighted average rate of 1.28%. Our management does not anticipate further significant growth in our deposit base unless we either offer interest rates well above our prevailing rate on average interest bearing deposits of 1.52% or we acquire deposits from other financial institutions. Based on data from SNL Financial LC, during 2004, the premiums charged in Tennessee by selling financial institutions for deposit accounts ranged from 2.96% to 6.00%. If we take action to increase our deposit base by offering above market interest rates or by acquiring deposits from other financial institutions and thereby increase our overall cost of deposits, our net interest income could be adversely affected if we are unable to correspondingly increase the rates we charge on our loans. Should loan demand exceed deposit growth, we may increase our borrowings as a funding source. For further information see “Liquidity and Capital Resources” below. Interest paid on deposits in 2004 totaled $12,199, reflecting a 1.52% cost on average interest bearing deposits of $802,506. In 2003, interest of $12,631 was paid at a cost of 1.90% on average deposits of $665,201. In 2002, interest of $15,266 was paid at a cost of 2.49% on average deposits of $613,162.
Liquidity and Capital Resources
      Liquidity. Liquidity refers to the ability or the financial flexibility to manage future cash flows to meet the needs of depositors and borrowers and fund operations. Maintaining appropriate levels of liquidity allows us to have sufficient funds available for reserve requirements, customer demand for loans, withdrawal of deposit balances and maturities of deposits and other liabilities. Our liquid assets include cash and due from banks, federal funds sold, investment securities and loans held for sale. Including securities pledged to collateralize municipal deposits, these assets represented 11.53% of the total liquidity base at June 30, 2005, as compared to 10.63% at December 31, 2004. The liquidity base is generally defined to include deposits, repurchase agreements, notes payable and subordinated debentures. In addition, we maintain borrowing availability with the Federal Home Loan Bank of Cincinnati, or FHLB, approximating $29,283 at June 30, 2005. We also maintain federal funds lines of credit totaling $111,000 at nine correspondent banks, of which $111,000 was available at June 30, 2005. We believe we have sufficient liquidity to satisfy our current operating needs.
      In 2004, our operating activities provided $28,432 of cash flows, reflecting net income of $12,008 after taking into account non cash operating expenses including $5,836 in provision for loan losses and amortization and depreciation of $3,273, and non cash operating income, including $3,825 in the net change in accrued interest payable and other liabilities. Cash flows from operating activities were increased by the proceeds from the sale of held for sale loans of $49,892, offset by cash used to originate held for sale loans of $46,982.
      For the six months ended June 30, 2005, our operating activities provided $3,625 of cash flows. Net income of $6,649 comprised a substantial portion of the cash generated from operations. Cash flows from operating activities were also positively affected by various non-cash items, including (i) $2,682 in provision for loan losses, and (ii) $1,763 of depreciation and amortization. These increases in cash flows were offset by (i) $5,327 decrease in accrued interest payable and other liabilities, (ii) $1,076 increase in other assets, and (iii) deferred tax benefit of $797. In addition, the cash flows provided by the proceeds from sales of mortgage loans exceeded the cash flows used by the originations of mortgage loans held for sale by $301.
      Investing activities, including lending, used $38,284 of our cash flows in 2004, a decrease of $25,052 from $63,336 in 2003. The NBC transaction provided $38,003 in net cash flows which was a significant factor in reducing the cash used in investing activities in 2004 as compared to 2003. Cash flows from investing activities also increased from the sale of other real estate in the amount of $3,714. These cash inflows were reduced by the cash used in the net increase in loans in the amount of $71,597. This use of cash declined $28,954 from the $100,551 used in 2003, reflecting a slight reduction in organic loan demand in 2004 compared to 2003 as interest rates began to increase in the second half of 2004. Additional uses of cash were the excess of purchases of securities available for sale over the maturities of securities in the amount of $1,365 and investment in premises and equipment of $4,044 reflecting our expansion initiatives.
      For the six months ended June 30, 2005, our net increase in loans used $115,364 in cash flows and was the primary component of the $131,901 in net cash used in investing activities for the six months ended June 30, 2005. In addition, we purchased $16,860 in investment securities available for sale. Purchases of additional insurance related to certain benefit plans used $1,450 in cash flows, and fixed asset additions, net of proceeds from sale of fixed assets, used $1,188 in cash flows.
      Net additional cash flows of $39,159 were provided by financing activities in 2004, an increase of $17,487 from the $21,672 in 2003. The financing cash flow activity in 2004 with respect to notes payable reflected a net source of funds in the amount of $22,192, as compared to a net use of funds in 2003 in the amount of $19,329, reflecting our election to rely more on FHLB advances to fund lending activity. Cash flows provided by the net change in deposits, excluding deposits totaling approximately $69,000 acquired in the late-2004 NBC transaction was $21,025, a decline of $12,732 from $33,757 in 2003. As in prior years, our cash flow from financing activities was decreased by our dividend payments during 2004 of $4,666.
      For the six months ended June 30, 2005, the net increase in deposits of $150,413 was the primary source of cash flows from financing activities. These cash flows were offset, in part, by the excess of repayments of notes payable over proceeds from notes payable in the amount of $14,713. In addition, dividends paid in the amount of $1,837 further reduced the total net cash provided from financing activities.
      Capital Resources. Our capital position is reflected in our shareholders’ equity, subject to certain adjustments for regulatory purposes. Shareholders’ equity, or capital, is a measure of our net worth, soundness and viability. We continue to exhibit a strong capital position while consistently paying dividends to our shareholders. Further, our capital base allows us to take advantage of business opportunities while maintaining the level of resources deemed appropriate by our management to address business risks inherent in our daily operations.
      On September 25, 2003, we issued $10,310 of subordinated debentures, as part of a privately placed pool of trust preferred securities. The securities, due in 2033, bear interest at a floating rate of 2.85% above the three-month LIBOR rate, reset quarterly, and are callable in five years from the date of issuance without penalty. We used the proceeds of the offering to support our acquisition of IBC, and the capital raised from the offering qualifies as Tier I capital for regulatory purposes.
      On June 28, 2005, we issued an additional $3,093 of subordinated debentures, as part of a privately placed pool of trust preferred securities. The securities, due in 2035, bear interest at a floating rate of 1.68% above the three-month LIBOR rate, reset quarterly, and are callable in five years from the date of issuance without penalty. We used the proceeds to augment our capital position in connection with our significant asset growth, and the capital raised from the offering qualifies as Tier 1 capital for regulatory purposes.
      Shareholders’ equity on December 31, 2004 was $108,718, an increase of $6,783, or 6.65%, from $101,935 on December 31, 2003. The increase in shareholders’ equity arises primarily from net income for 2004 of $12,008 ($1.55 per share, assuming dilution). This increase was offset in part by quarterly dividend payments during 2004 that totaled $4,666 ($.61 per share).
      Shareholders’ equity on June 30, 2005 was $113,486, an increase of $4,768, or 4.39%, from $108,718 on December 31, 2004. The increase in shareholders’ equity primarily reflected net income for the six months ended June 30, 2005 of $6,649 ($0.86 per share, assuming dilution). This increase was offset by quarterly dividend payments during the six months ended June 30, 2005 totaling $1,837 ($0.24 per share).
      On September 18, 2002, we announced that our board of directors had authorized the repurchase of up to $2,000 of our outstanding shares of common stock beginning in October 2002. The repurchase plan was renewed by the board of directors in September 2003. On June 4, 2004, we announced that our board of directors had approved an increase in the amount authorized to be repurchased from $2,000 to $5,000. The repurchase plan is dependent upon market conditions and there is no guarantee as to the exact number of shares to be repurchased by us. To date, we have purchased 25,700 shares at an aggregate cost of approximately $538 under this program, which was renewed by our board of directors on November 15, 2004. The repurchase program will terminate on the earlier to occur of our repurchase of the total authorized dollar amount of our common stock or December 1, 2005.
      Our primary source of liquidity is dividends paid by the bank. Applicable Tennessee statutes and regulations impose restrictions on the amount of dividends that may be declared by the bank. Further, any dividend payments are subject to the continuing ability of the bank to maintain its compliance with minimum federal regulatory capital requirements and to retain its characterization under federal regulations as a “well-capitalized” institution.
      Risk based capital regulations adopted by the FRB and the FDIC require both bank holding companies and banks, respectively to achieve and maintain specified ratios of capital to risk weighted assets. The risk based capital rules are designed to measure “Tier 1” capital (consisting of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock and trust preferred securities, net of goodwill and other intangible assets and accumulated other comprehensive income) and total capital in relation to the credit risk of both on and off balance sheet items. Under the guidelines, one of four risk weights is applied to the different on balance sheet items. Off balance sheet items, such as loan commitments, are also subject to risk weighting after conversion to balance sheet equivalent amounts. All bank holding companies and banks must maintain a minimum total capital to total risk weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1, capital. These guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels. At December 31, 2004, we and our bank each satisfied our respective minimum regulatory capital requirements, and the bank was “well capitalized” within the meaning of federal regulatory requirements. Actual capital levels and minimum levels (in millions) were:

					Minimum Amounts to
					be Well Capitalized
			Minimum Required		Under Prompt
			for Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions

	Actual	Ratio (%)	Actual	Ratio (%)	Actual	Ratio (%)

2004
Total Capital (to Risk Weighted Assets)
Consolidated	$108.4	10.5	$83.0	8.0	$103.7	10.0
Bank	109.5	10.6	83.0	8.0	103.7	10.0
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$95.4	9.2	$41.5	4.0	$62.2	6.0
Bank	96.5	9.3	41.5	4.0	62.2	6.0
Tier 1 Capital (to Average Assets)
Consolidated	$95.4	8.5	$45.1	4.0	$56.4	5.0
Bank	96.5	8.6	45.1	4.0	56.4	5.0
2003
Total Capital (to Risk Weighted Assets)
Consolidated	$103.0	10.9	$75.7	8.0	$94.7	10.0
Bank	103.8	11.0	75.2	8.0	94.7	10.0
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$91.1	9.6	$37.9	4.0	$56.8	6.0
Bank	91.3	9.7	37.9	4.0	56.8	6.0
Tier 1 Capital (to Average Assets)
Consolidated	$91.1	8.4	$43.4	4.0	$54.2	5.0
Bank	91.3	9.4	39.3	4.0	58.9	5.0
      At June 30, 2005, we and our bank subsidiary each satisfied our respective minimum capital requirements and the bank was “well-capitalized” within the meaning of federal regulatory requirements. The table below sets forth our and the bank’s capital position at June 30, 2005.

	Required	Required to be	Greene County	Greene County
	Minimum Ratio	Well Capitalized	Bank	Bancshares

Tier 1 risk-based capital	4.00%	6.00%	9.02%	8.94%
Total risk-based capital	8.00%	10.00%	10.27%	10.19%
Leverage Ratio	4.00%	5.00%	7.93%	7.85%
      Our proposed acquisition of five Clarksville, Tennessee bank branches from Old National Bank will require that we contribute additional capital to the bank in order for the bank to remain well-capitalized within the meaning of federal regulatory requirements. The acquisition agreement entered into by the bank in connection with the Old National branch acquisition requires that we secure financing in an amount necessary to achieve required capital levels in the event that we are unable to complete this offering.
      On August 30, 2005, we entered into a revolving credit agreement with SunTrust Bank pursuant to which SunTrust has agreed to loan us up to $35,000, with this amount being reduced to $15,000 after November 30, 2005. SunTrust’s obligation to make advances to us under the credit agreement terminates on August 29, 2006, unless the loan is extended or earlier terminated. Advances under the credit agreement will bear interest, at our discretion, at a rate of one, two, three or six month LIBOR plus 1.75% per annum from August 30, 2005 to November 30, 2005 and at a rate of one, two, three or six month LIBOR plus 1.25% per annum from November 30, 2005 to the end of the loan’s term. We are required to pay SunTrust a commitment fee equal to 0.15% per annum on the average daily amount of the loan that has not been borrowed by us and must use the proceeds from certain equity offerings to repay any outstanding indebtedness.
      We anticipate that prior to November 30, 2005 we will only request advances under the credit agreement if we are unable to consummate this offering resulting in net proceeds in an amount sufficient to satisfy the requirements of our Clarksville branch acquisition agreement prior to the closing of the Clarksville branch acquisition.
Off-Balance Sheet Arrangements
      At June 30, 2005, we had outstanding unused lines of credit and standby letters of credit totaling $302,080 and unfunded loan commitments outstanding of $76,048. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, we have the ability to liquidate federal funds sold or securities available-for-sale or, on a short-term basis, to borrow any then available amounts from the FHLB and/or purchase federal funds from other financial institutions. At June 30, 2005, we had accommodations with upstream correspondent banks for unsecured federal funds lines. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our off-balance sheet commitments as of June 30, 2005, which by their terms have contractual maturity dates subsequent to June 30, 2005:

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Commitments to make loans — fixed	$10,904	$—	$—	$—	$10,904
Commitments to make loans — variable	65,144	—	—	—	65,144
Unused lines of credit	191,573	38,078	4,689	39,085	273,425
Letters of credit	13,320	14,167	1,003	165	28,655

Total	$280,941	$52,245	$5,692	$39,250	$378,128

Disclosure of Contractual Obligations
      In the ordinary course of operations, we enter into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises and equipment. The following table summarizes our significant fixed and determinable contractual obligations as of June 30, 2005:

	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Deposits without a stated maturity	$520,480	$—	$—	$—	$520,480
Certificate of deposits	438,441	139,343	49,589	581	627,954
Repurchase agreements	16,426	—	—	—	16,426
FHLB advances and notes payable	369	2,624	60,362	7,154	70,509
Subordinated debentures	—	—	—	13,403	13,403
Operating lease obligations	568	858	250	136	1,812
Deferred compensation	412	1,170	—	710	2,292
Purchase obligations	43	—	—	—	43

Total	$976,739	$143,995	$110,201	$21,984	$1,252,919

      Additionally, we routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for early termination of the contract. Management is not aware of any additional commitments or contingent liabilities which may have a material adverse impact on our liquidity or capital resources.
Asset/ Liability Management
      Our Asset/ Liability Committee, or ALCO, actively measures and manages interest rate risk using a process developed by the bank. The ALCO is also responsible for approving our asset/liability management policies, overseeing the formulation and implementation of strategies to improve balance sheet positioning and earnings, and reviewing our interest rate sensitivity position.
      The primary tool that management uses to measure short term interest rate risk is a net interest income simulation model prepared by an independent national consulting firm and reviewed by another separate and independent national consulting firm. These simulations estimate the impact that various changes in the overall level of interest rates over one and two year time horizons would have on net interest income. The results help us develop strategies for managing exposure to interest rate risk.
      Like any forecasting technique, interest rate simulation modeling is based on a large number of assumptions. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates and balance sheet management strategies. Management believes that both individually and in the aggregate the assumptions are reasonable. Nevertheless, the simulation modeling process produces only a sophisticated estimate, not a precise calculation of exposure.
      Our current guidelines for risk management call for preventive measures if a gradual 200 basis point increase or decrease in short term rates over the next 12 months would affect net interest income over the same period by more than 18.5%. We have been operating well within these guidelines. As of December 31, 2004 and 2003, based on the results of the independent consulting firm’s simulation model, we could expect net interest income to increase by approximately 11.32% and 9.97%, respectively, if short term interest rates gradually increase by 200 basis points. Conversely, if short term interest rates gradually decrease by 200 basis points, net interest income could be expected to decrease by approximately 14.26% and 12.73%, respectively.
      The scenario described above, in which net interest income increases when interest rates increase and decreases when interest rates decline, is typically referred to as being “asset sensitive” because interest earning assets reprice at a faster pace than interest bearing liabilities. At December 31, 2004, approximately 50% of our gross loans had adjustable rates. While management believes, based on its asset/liability modeling, that we are asset sensitive, it also believes that a rapid, significant and prolonged increase or decrease in rates could have a substantial adverse impact on our net interest margin.

      Our net interest income simulation model incorporates certain assumptions with respect to interest rate floors on certain deposits and other liabilities. Further, given the relatively low interest rate environment, a 200 basis point downward shock could very well reduce the costs on some liabilities below zero. In these cases, our model incorporates constraints which prevent such a shock from simulating liability costs to zero.
      We also use an economic value of equity model, prepared and reviewed by the same independent national consulting firm, to complement our short term interest rate risk analysis. The benefit of this model is that it measures exposure to interest rate changes over time frames longer than the two year net interest income simulation. The economic value of our equity is determined by calculating the net present value of projected future cash flows for current asset and liability positions based on the current yield curve.
      Economic value analysis has several limitations. For example, the economic values of asset and liability balance sheet positions do not represent the true fair values of the positions, since economic values reflect an analysis at one particular point in time and do not consider the value of our franchise. In addition, we must estimate cash flow for assets and liabilities with indeterminate maturities. Moreover, the model’s present value calculations do not take into consideration future changes in the balance sheet that will likely result from ongoing loan and deposit activities conducted by our core business. Finally, the analysis requires assumptions about events which span several years. Despite its limitations, the economic value of equity model is a relatively sophisticated tool for evaluating the longer term effect of possible interest rate movements.
      Our current guidelines for risk management call for preventive measures if an immediate 200 basis point increase or decrease in interest rates would reduce the economic value of equity by more than 23%. We have been operating well within these guidelines. As of December 31, 2004 and 2003, based on the results of the independent national consulting firm’s simulation model and reviewed by the separate and independent national consulting firm, we could expect our economic value of equity to increase by approximately 12.77% and 10.05%, respectively, if short term interest rates immediately increased by 200 basis points. Conversely, if short term interest rates immediately decrease by 200 basis points, economic value of equity could be expected to decrease by approximately 17.06% and 14.15%, respectively. The higher percentage changes in economic value of equity as of December 31, 2004, compared to December 31, 2003, are primarily due to a combination of shorter effective asset lives and extended effective liability lives at December 31, 2004, compared to December 31, 2003, resulting in a more asset sensitive position in a rising rate environment.
Inflation
      The effect of inflation on financial institutions differs from its impact on other types of businesses. Since assets and liabilities of banks are primarily monetary in nature, they are more affected by changes in interest rates than by the rate of inflation.
      Inflation generates increased credit demand and fluctuation in interest rates. Although credit demand and interest rates are not directly tied to inflation, each can significantly impact net interest income. As in any business or industry, expenses such as salaries, equipment, occupancy, and other operating expenses also are subject to the upward pressures created by inflation.
      Since the rate of inflation has been stable during the last several years, the impact of inflation on our earnings has been insignificant.
Effect of New Accounting Standards
      On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions:

When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.
      In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.
      In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first fiscal year reporting period beginning after June 15, 2005. Accordingly, we will adopt SFAS No. 123(R) commencing with the quarter ending March 31, 2006. Had the fair value of employee stock option compensation been included in the consolidated financial statements, net income for the six month periods ending June 30, 2005 and 2004 would have been decreased by $123 and $75, respectively.

BUSINESS
      Dollar amounts presented in this section, other than per share amounts, are in thousands.
Greene County Bancshares, Inc.
      We were formed in 1985 and serve as the bank holding company for Greene County Bank, which is a Tennessee-chartered commercial bank that conducts our principal business. We are the second largest bank holding company headquartered in the state of Tennessee. Our bank currently maintains a main office in Greeneville, Tennessee and 42 full-service bank branches primarily in East Tennessee and Middle Tennessee. Our non-bank subsidiaries currently operate from nine separate locations.
      Our assets consist primarily of our investment in the bank and liquid investments. Our primary activities are conducted through the bank. At June 30, 2005, our consolidated total assets were approximately $1,370,000, our consolidated net loans, including loans held for sale, were approximately $1,140,000, our total deposits were approximately $1,150,000 and our total shareholders’ equity was approximately $113,500.
      Our net income is dependent primarily on our net interest income, which is the difference between the interest income earned on loans, investment assets and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by our noninterest income derived principally from service charges and fees as well as the level of noninterest expenses such as salaries and employee benefits.
      Our operations are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of individuals and small and medium-sized businesses in our market areas, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily the rates paid on competing investments, account maturities and the levels of personal income and savings in our market areas.
      Our principal executive offices are located at 100 North Main Street, Greeneville, Tennessee 37743-4992 and our telephone number is (423) 639-5111.
Greene County Bank and its Subsidiaries
      The bank is a Tennessee chartered commercial bank established in 1890 which has its principal executive offices in Greeneville, Tennessee. The principal business of the bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, and installment consumer loans. At June 30, 2005, the bank had 41 full-service banking offices located in Greene, Washington, Blount, Knox, Hamblen, McMinn, Loudon, Hawkins, Sullivan, Cocke and Monroe Counties in East Tennessee, and in Sumner, Rutherford, Davidson and Lawrence Counties in Middle Tennessee. The bank also operates two other full service branches – one located in nearby Madison County, North Carolina and the other in nearby Bristol, Virginia. Further, the bank operates a trust and money management function doing business as President’s Trust from offices in Wilson County, Tennessee, and a mortgage banking operation in Knox County, Tennessee.
      Deposits of the bank are insured by the Bank Insurance Fund of the FDIC to a maximum of $100,000 for each insured depositor. The bank is subject to supervision and regulation by the Tennessee Department of Financial Institutions and the FDIC.
      On November 21, 2003, we entered the Middle Tennessee market by completing our acquisition of Gallatin, Tennessee-based IBC. IBC was the bank holding company for First Independent Bank, which had four offices in Gallatin and Hendersonville, Tennessee in Sumner County, and Rutherford Bank and Trust, which had three offices in Murfreesboro and Smyrna, Tennessee in Rutherford County. First

Independent Bank and Rutherford Bank and Trust were subsequently merged with our bank, with our bank as the surviving entity.
      On November 15, 2004 we established banking operations in Nashville, Davidson County, Tennessee, with the opening of a full-service branch operating under the name of Middle Tennessee Bank & Trust. This new branch expanded our presence in the Nashville metropolitan market and helped fill in the market between Sumner and Rutherford Counties.
      On December 10, 2004 we purchased three full-service branches from National Bank of Commerce located in Lawrence County, Tennessee. This purchase added to our presence in Middle Tennessee.
      The bank also offers other financial services through three wholly-owned subsidiaries. Through Superior Financial Services, the bank operates eight consumer finance company offices located in eight East Tennessee counties. Through GCB Acceptance Corporation, the bank operates a sub-prime automobile lending company with an office in Johnson City, Tennessee. Through Fairway Title Co., the bank operates a title company headquartered in Knox County, Tennessee. At June 30, 2005, these three subsidiaries had total combined assets of $31,272 and total combined net loans of $29,443.
Growth Strategy and Market Areas
      We expect that, over the intermediate term, our growth from mergers and acquisitions, including acquisitions of both entire financial institutions and selected branches of financial institutions, will continue. De novo branching is also expected to be a method of growth, particularly in high-growth and other demographically desirable markets.
      Since 2003, we have concentrated on bringing our community-focused style of banking to Middle Tennessee, including the Nashville MSA, and on continuing our growth in the Knoxville MSA. Our expansion in these areas has resulted from a strategy combining de novo branching and select whole bank and branch acquisitions, including our acquisition of IBC in November 2003, our establishment of Middle Tennessee Bank & Trust in November 2004 and our acquisition of three branches in Lawrence County, Tennessee in December 2004. The Nashville and Knoxville MSAs are the first and third largest Tennessee metropolitan areas, respectively, according to U.S. Census Bureau data from its 2000 Census, with projected population growth rates from 2005 to 2010 of 10.4% and 5.8%, respectively, and we believe that they offer desirable demographics in terms of our target customers. In the last 22 months, we have opened branches of our Middle Tennessee Bank & Trust brand in the Donnelson and Franklin areas of Davidson and Williamson Counties, Tennessee in the Nashville MSA and a branch of our American Fidelity Bank brand in the West Knoxville area of Knoxville, Tennessee. We have also acquired space in the Green Hills area of Nashville and the Farragut area of Knoxville and expect to open our Green Hills branch by the end of 2005 and our Farragut branch in the first half of 2006. Our acquisition of IBC in late 2003 added seven branches in Rutherford and Sumner Counties, Tennessee to our operations and the NBC transaction added three branches in Lawrence County, Tennessee in late 2004.
      We believe that our recent expansion in the Knoxville and Nashville MSAs, and the related loan growth that we have experienced in those markets, complements our operations in the Kingsport/Bristol MSA, the fifth largest MSA in Tennessee and the Johnson City MSA, the seventh largest MSA in Tennessee.
      On July 20, 2005, our bank subsidiary agreed to purchase five branches in Clarksville, Tennessee from Old National Bank, Evansville, Indiana. We believe that our proposed acquisition of these five branches in Clarksville, Tennessee will strengthen our presence in Middle Tennessee. Clarksville is the sixth largest MSA in Tennessee, with a population of 232,000 according to the 2000 U.S. Census Bureau data. It is less than an hour from downtown Nashville and is projected to experience population growth of 12.1% from 2005 to 2010 according to U.S. Census Bureau data. With the acquisition, we are acquiring approximately $172,000 in deposits and approximately $120,000 in loans at June 30, 2005, along with an experienced banking staff. The consummation of this transaction is subject to the satisfaction of various customary closing conditions, including the receipt of required regulatory approvals, and is expected to occur in the fourth quarter of 2005.
Our Banking Strategies
      We believe that many bank customers still want to do business with a local bank. While we operate under a single bank charter, we conduct business under 17 bank brands with a distinct community-based brand in almost every market. We offer local decision making through the presence of our regional executives in each of our markets, while at the same time maintaining a cost effective organizational structure in our back office and support areas.
      We focus our lending efforts predominately on individuals and small to medium-sized businesses while we generate deposits primarily from individuals in our local communities. To aid in our deposit generation efforts, we offer our customers extended hours of operation during the week as well as Saturday banking. We also offer free online banking and recently established our High Performance Checking Program which we believe will allow us to generate a significant number of core transaction accounts with significant balances.
Lending Activities
      General. Our loan portfolio is composed of commercial, commercial and residential real estate and installment consumer loans. These loans are primarily originated within our market areas of East and Middle Tennessee and are generally secured by residential or commercial real estate or business or personal property located in Greene, Washington, Hamblen, Sullivan, Hawkins, Blount, Knox, McMinn, Loudon, Monroe, Cocke, Sumner, Rutherford, Davidson, Williamson and Lawrence Counties, Tennessee.
      Loan Composition. The following table sets forth the composition of our loans at December 31 for each of the periods indicated.

	2004	2003	2002	2001	2000

Commercial	$165,975	$134,823	$93,836	$96,122	$87,680
Commercial real estate	484,088	445,104	342,407	295,002	288,254
Residential real estate	319,713	295,528	233,128	210,489	204,202
Loans held for sale	1,151	3,546	6,646	7,945	1,725
Consumer	82,532	81,624	77,644	80,314	88,687
Other	4,989	6,134	14,938	13,779	12,493

Total	$1,058,448	$966,759	$768,599	$703,651	$683,041
Less:
Unearned Income	(10,430)	(10,988)	(11,696)	(13,159)	(14,248)
Allowance for loan losses	(15,721)	(14,564)	(12,586)	(11,221)	(11,728)

Net loans	$1,032,297	$941,207	$744,317	$679,271	$657,065

      Loan Maturities. The following table reflects at December 31, 2004 the dollar amount of loans maturing based on their contractual terms to maturity. Demand loans, loans having no stated schedule of repayments and loans having no stated maturity are reported as due in one year or less.

		Due After
		One Year
	Due in One	Through	Due After
	Year or Less	Five Years	Five Years	Total

Commercial	$101,785	$58,541	$5,649	$165,975
Commercial real estate	172,164	273,236	38,688	484,088
Residential real estate	41,968	102,082	175,663	319,713
Loans held-for-sale	1,151	—	—	1,151
Consumer	19,376	61,329	1,827	82,532
Other	3,619	1,123	247	4,989

Total	$340,063	$496,311	$222,074	$1,058,448

      The following table sets forth the dollar amount of the loans maturing subsequent to the year ending December 31, 2005 distinguished between those with predetermined interest rates and those with floating, or variable, interest rates.

	Fixed Rate	Variable Rate	Total

Commercial	$39,554	$24,636	$64,190
Commercial real estate	192,385	119,539	311,924
Residential real estate	157,902	119,843	277,745
Loans held-for-sale	—	—	—
Consumer	61,784	1,372	63,156
Other	1,209	161	1,370

Total	$452,834	$265,551	$718,385

      Commercial Loans. Commercial loans are made for a variety of business purposes, including working capital, inventory and equipment and capital expansion. At December 31, 2004, commercial loans outstanding totaled $165,975, or 16.08% of our net loan portfolio. Such loans are usually amortized over one to seven years and generally mature within five years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, financial strength of any guarantor, liquidity, leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan to value ratio depends on the type of collateral. Generally speaking, accounts receivable are financed between 70% and 80% of accounts receivable less than 90 days past due. If other collateral is taken to support the loan, the loan to value of accounts receivable may approach 85%. Inventory financing will range between 50% and 60% depending on the borrower and nature of inventory. We require a first lien position for such loans. These types of loans are generally considered to be a higher credit risk than other loans originated by us.
      Commercial Real Estate Loans. We originate commercial loans, generally to existing business customers, secured by real estate located in our market area. At December 31, 2004, commercial real estate loans totaled $484,088 or 46.89%, of our net loan portfolio. Such loans are usually amortized over 10 to 20 years, generally mature within five years and are priced based in part upon the prime rate, as reported in The Wall Street Journal. Commercial real estate loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary source of repayment, financial strength of any guarantor, strength of the tenant (if any), liquidity, leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. Generally, we will loan up to 80 - 85% of the value of improved property, 65% of the value of raw land and 75% of the value of land to be acquired and developed. A first lien on the property and assignment of lease is required if the collateral is rental property, with second lien positions considered on a case by case basis.
      Residential Real Estate. We also originate one to four family, owner occupied residential mortgage loans secured by property located in our primary market area. The majority of our residential mortgage loans consists of loans secured by owner occupied, single family residences. At December 31, 2004, we had $319,713, or 30.97%, of our net loan portfolio in residential real estate loans. Residential real estate loans generally have a loan-to-value ratio of 85%. These loans are underwritten by giving consideration to the ability to pay, stability of employment or source of income, credit history and loan-to-value ratio. Home equity loans make up approximately 27% of residential real estate loans. Home equity loans may have higher loan-to-value ratios when the borrower’s repayment capacity and credit history conform to underwriting standards. Superior Financial extends subprime mortgages to borrowers who generally have a higher risk of default than mortgages extended by the bank. Subprime mortgages totaled $12,314, or 3.85%, of our residential real estate loans at December 31, 2004.
      We sell most of our one to four family mortgage loans in the secondary market to Freddie Mac and other mortgage investors through the bank’s mortgage banking operation. Sales of such loans to Freddie Mac and other mortgage investors totaled $49,892 and $78,478 during 2004 and 2003, respectively, and the related mortgage servicing rights were sold together with the loans.
      Installment Consumer Loans. At December 31, 2004, our installment consumer loan portfolio totaled $82,532, or 7.99%, of our total net loan portfolio. Our consumer loan portfolio is composed of secured and unsecured loans originated by the bank, Superior Financial and GCB Acceptance. The consumer loans of the bank have a higher risk of default than other loans originated by the bank. Further, consumer loans originated by Superior Financial and GCB Acceptance, which are finance companies rather than banks, generally have a greater risk of default than such loans originated by commercial banks and, accordingly, carry a higher interest rate. Superior Financial and GCB Acceptance installment consumer loans totaled approximately $29,919, or 36.25%, of our installment consumer loans at December 31, 2004. The performance of consumer loans will be affected by the local and regional economy as well as the rates of personal bankruptcies, job loss, divorce and other individual specific characteristics of the borrower.
      Past Due, Special Mention, Classified and Nonaccrual Loans. We classify our problem loans into three categories: past due loans, special mention loans and classified loans (both accruing and non accruing interest).
      When management determines that a loan is no longer performing and that collection of interest appears doubtful, the loan is placed on nonaccrual status. All loans that are 90 days past due are considered nonaccrual unless they are adequately secured and there is reasonable assurance of full collection of principal and interest. Management closely monitors all loans that are contractually 90 days past due, treated as “special mention” or otherwise classified or on nonaccrual status. Nonaccrual loans that are 120 days past due without assurance of repayment are charged off against the allowance for loan losses.

      The following table sets forth information with respect to our nonperforming assets at the dates indicated. At these dates, we did not have any restructured loans within the meaning of Statement of Financial Accounting Standards No. 15.

	At December 31,

	2004	2003	2002	2001	2000

Loans accounted for on a nonaccrual basis	$6,242	$4,305	$7,475	$5,857	$4,813
Accruing loans which are contractually past due 90 days or more as to interest or principal payments	664	224	307	871	475

Total nonperforming loans	6,906	4,529	7,782	6,728	5,288
Real estate owned:
Foreclosures	1,353	3,599	4,805	2,589	1,937
Other real estate held and repossessed assets	213	627	767	623	350

Total nonperforming assets	$8,472	$8,755	$13,354	$9,940	$7,575

      Our continuing efforts to resolve nonperforming loans occasionally include foreclosures, which result in our ownership of the real estate underlying the mortgage. If nonaccrual loans at December 31, 2004 had been current according to their original terms and had been outstanding throughout 2004, or since origination if originated during the year, interest income on these loans would have been approximately $244. Interest actually recognized on these loans during 2004 was not significant.
      Foreclosed real estate decreased $2,246 or 62.41% to $1,353 at December 31, 2004 from $3,599 at December 31, 2003. The foreclosed real estate consists of 13 properties, of which three are commercial properties with an aggregate carrying value of $703, five are single family residential properties with an aggregate carrying value of $383, three are multi-family homes with an aggregate carrying value of $257 and two are vacant lots with an aggregate carrying value of $10. Management expects to liquidate these properties during 2005. Management has recorded these properties at fair value less estimated selling cost and the subsequent sale of such properties is not expected to result in any adverse effect on our results of operations, subject to business and marketing conditions at the time of sale. Other repossessed assets decreased $414, or 66.03% to $213 at December 31, 2004 from $627 at December 31, 2003. This decrease is primarily due to improved repossession results at Superior Financial and GCB Acceptance.
      Total impaired loans increased by $1,578, or 14.84%, from $10,632 at December 31, 2003 to $12,210 at December 31, 2004. This increase is primarily reflective of additional impaired loans in the bank resulting from several commercial relationships placed on nonaccrual status and in the process of litigation or foreclosure action.
      At December 31, 2004, we had approximately $5,968 in loans that are not currently classified as nonaccrual or 90 days past due or otherwise restructured but which known information about possible credit problems of borrowers caused management to have concerns as to the ability of the borrowers to comply with present loan repayment terms. These loans were considered classified by us and were composed primarily of various commercial, commercial real estate and consumer loans. Management believes these loans, in the aggregate, are adequately secured and management does not expect any material loss.
      Allowance for Loan Losses. The allowance for loan losses is maintained at a level which management believes is adequate to absorb all probable losses on loans then present in the loan portfolio. The amount of the allowance is affected by: (1) loan charge offs, which decrease the allowance; (2) recoveries on loans previously charged off, which increase the allowance; and (3) the provision of possible loan losses charged to income, which increases the allowance. In determining the provision for possible loan losses, it is necessary for management to monitor fluctuations in the allowance resulting from actual charge offs and recoveries, and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions in an effort to evaluate portfolio risks. If actual losses exceed the amount of the allowance for loan losses, our earnings could be adversely affected. The amount of the provision is based on management’s judgment of those risks. During the year ended December 31, 2004, our provision for loan losses increased slightly by $61, or 1.06%, to $5,836 from $5,775 for the year ended December 31, 2003, while the allowance for loan losses increased by $1,157, or 7.94%, to $15,721 at December 31, 2004 from $14,564 at December 31, 2003. Although the increase in provisions from 2003 to 2004 was modest, management nevertheless deemed that provisions in excess of net charge-offs were necessary in order to appropriately maintain the allowance to accommodate loan growth. In addition, the allowance for loan losses was increased by $363 in 2004 by the allowance acquired in the NBC transaction.
      The following is a summary of activity in the allowance for loan losses for the periods indicated:

	Year Ended December 31,

	2004	2003	2002	2001	2000

Balance at beginning of year	$14,564	$12,586	$11,221	$11,728	$10,332
Reserve acquired in acquisition	363	1,340	—	—	—

Subtotal	14,927	13,926	11,221	11,728	10,332
Charge-offs:
Commercial	(1,538)	(1,007)	(1,216)	(411)	(429)
Commercial real estate	(1,044)	(664)	(956)	(997)	(537)

Subtotal	(2,582)	(1,671)	(2,172)	(1,408)	(966)
Residential real estate	(424)	(745)	(740)	(669)	(800)
Consumer	(3,962)	(4,381)	(4,736)	(5,753)	(6,022)
Other	(12)	—	—	—	—

Total charge-offs	(6,980)	(6,797)	(7,648)	(7,830)	(7,788)

Recoveries:
Commercial	304	195	239	11	43
Commercial real estate	66	92	54	54	137

Subtotal	370	287	293	65	180
Residential real estate	63	92	141	102	69
Consumer	1,504	1,281	1,514	1,197	926
Other	1	—	—	—	—

Total recoveries	1,938	1,660	1,948	1,364	1,175

Net charge-offs:	(5,042)	(5,137)	(5,700)	(6,466)	(6,613)
Provision for loan losses	5,836	5,775	7,065	5,959	8,009

Balance at end of year	$15,721	$14,564	$12,586	$11,221	$11,728

Ratio of net charge-offs to average loans outstanding, net of unearned income, during the period	0.51%	0.64%	0.80%	0.94%	1.09%

Ratio of allowance for loan losses to nonperforming loans	227.64%	321.57%	161.73%	166.78%	221.79%

Ratio of allowance for loan losses to total loans, net of unearned income	1.50%	1.53%	1.68%	1.64%	1.76%

      Breakdown of Allowance for Loan Losses by Category. The following table presents an allocation among the listed loan categories of our allowance for loan losses at the dates indicated and the percentage of loans in each category to the total amount of loans at the respective year-ends.

	At December 31,

	2004		2003		2002		2001		2000

		Percent		Percent		Percent		Percent		Percent
		of Loan		of Loan		of Loan		of Loan		of Loan
		in Each		in Each		in Each		in Each		in Each
		Category		Category		Category		Category		Category
Balance at End of Period Applicable		to Total		to Total		to Total		to Total		to Total
to	Amount	Loans	Amount	Loans	Amount	Loans	Amount(1)	Loans	Amount(1)	Loans

Commercial	$3,666	15.68%	$3,001	13.95%	$1,998	12.21%	$2,072	13.66%	$1,482	12.84%
Commercial real estate	5,939	45.73%	4,737	46.04%	3,961	44.56%	3,144	41.93%	4,443	42.20%
Residential real estate	1,922	30.21%	2,037	30.57%	2,031	30.33%	1,951	29.91%	2,067	29.90%
Loans held for sale	—	0.11%	—	0.37%	—	0.86%	—	1.13%	—	0.25%
Consumer	3,856	7.80%	4,080	8.44%	4,153	10.10%	3,581	11.41%	3,268	12.98%
Other	338	0.47%	709	0.63%	443	1.94%	473	1.96%	468	1.83%

Totals	$15,721	100.00%	$14,564	100.00%	$12,586	100.00%	$11,221	100.00%	$11,728	100.00%

(1)	Balances related to certain loan categories have been reclassified in prior years to reflect revised allocation methods used beginning in 2002.
Investment Activities
      General. We maintain a portfolio of investments to provide liquidity and an additional source of income.
      Securities by Category. The following table sets forth the carrying value of the securities, by major categories, held by us at December 31, 2004, 2003 and 2002.

	At December 31,

	2004	2003	2002

Securities Held to Maturity:
U.S. Treasury securities and obligations of U.S. Government, corporations and agencies	$250	$748	$—
Obligations of state and political subdivisions	3,382	4,136	448
Corporate securities	742	748	—

Total	$4,381	$5,632	$448

Securities Available for Sale:
U.S. Treasury securities and obligations of U.S. Government, corporations and agencies	$26,989	$27,420	$25,769
Obligations of state and political subdivisions	1,821	1,880	1,053
Trust preferred securities	6,508	6,599	6,500

Total	$35,318	$33,199	$33,322

      Maturity Distributions of Securities. The following table sets forth the distributions of maturities of securities at amortized cost as of December 31, 2004.

		Due After	Due After
		One Year	Five Years
	Due in One	Through	Through	Due After
	Year or Less	Five Years	10 Years	10 Years	Total

US Treasury securities and Federal agency obligations — available for sale	$5,010	$15,522	$2,627	$3,889	$27,048
Federal agency obligations — held to maturity	250	—	—	—	250
Obligations of state and political subdivisions — available for sale	100	818	895	—	1,813
Obligations of state and political subdivisions — held to maturity	200	1,460	1,372	350	3,382
Other securities — available for sale	—	—	—	6,500	6,500
Other securities — held to maturity	—	491	258	—	749

Subtotal	5,560	18,291	5,152	10,739	39,742
Market value adjustment on available-for-sale securities	(24)	(56)	(2)	39	(43)

Total	$5,536	$18,235	$5,150	$10,778	$39,699

Weighted average yield(a)	2.38%	3.21%	3.95%	5.20%	3.72%

(a)	Actual yields on tax exempt obligations do not differ materially from yields computed on a tax equivalent basis.
      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
Deposits
      Deposits are the primary source of our funds. These deposits consist of checking accounts (including accounts opened in connection with our recently established High Performance Checking Program), regular savings deposits, NOW accounts, Money Market Accounts and market rate Certificates of Deposit. Deposits are attracted from individuals, partnerships and corporations in our market area. In addition, we obtain deposits from state and local entities and, to a lesser extent, U.S. Government and other depository institutions. Our policy permits the acceptance of limited amounts of brokered deposits and we had $46,000 in brokered deposits at June 30, 2005, which were 4.0% of total deposits.
      The following table sets forth the average balances and average interest rates based on daily balances for deposits for the periods indicated.

	Year Ended December 31,

	2004		2003		2002

	Average	Average	Average	Average	Average	Average
	Balance	Rate Paid	Balance	Rate Paid	Balance	Rate Paid

Types of deposits (all in domestic offices):
Noninterest-bearing demand deposits	$105,763	—	$73,432	—	$63,373	—
Interest-bearing demand deposits	272,382	0.59%	225,508	0.61%	217,249	1.06%
Savings deposits	63,732	0.26%	54,857	0.36%	51,854	0.95%
Time deposits	466,392	2.24%	384,836	2.87%	344,059	3.62%

Total deposits	$908,269		$738,633		$676,535

      The following table indicates the amount of our certificates of deposit of $100,000 or more by time remaining until maturity as of December 31, 2004.

Certificate of
Maturity Period	Deposits

Three months or less	$44,767
Over three through six months	22,438
Over six through twelve months	35,211
Over twelve months	43,809

Total	$146,225

Competition
      To compete effectively, we rely substantially on local commercial activity; personal contacts by our directors, officers, other employees and shareholders; personalized services; and our reputation in the communities we serve.
      According to data as of June 30, 2004 published by SNL Financial LC and using information from the FDIC, the bank ranked as the largest independent commercial bank headquartered in East Tennessee, and its major market areas include Greene, Hamblen, Hawkins, Sullivan, Washington, Madison, Loudon, Blount, Knox, McMinn, Sumner, Rutherford, Davidson and Lawrence Counties, Tennessee and portions of Cocke, Monroe and Jefferson Counties, Tennessee. In Greene County, in which we enjoyed our largest deposit share as of June 30, 2004, there were seven commercial banks and one savings bank, operating 27 branches and holding an aggregate of approximately $840 million in deposits as of June 30, 2004. The following table sets forth the bank’s deposit share, excluding credit unions, in each county in which it has one or more full-service branches as of June 30, 2004, according to data published by the FDIC:

County	Deposit Share

Greene, TN	33.34%
Lawrence, TN(1)	13.26%
Hawkins, TN	13.06%
Blount, TN	11.12%
Sumner, TN	7.04%
McMinn, TN	6.28%
Hamblen, TN	5.39%
Cocke, TN	4.97%
Madison, NC	4.59%
Washington, TN	4.35%
Loudon, TN	4.17%
Rutherford, TN	2.66%
Sullivan, TN	2.42%
Monroe, TN	1.84%
Knox, TN	0.08%
Bristol, VA(2)	0.02%
Davidson, TN(3)	0.00%

(1)	Includes three full-service branches in Lawrence County acquired on December 10, 2004.

(2)	Bristol, VA is deemed a city.

(3)	The de novo branch in Davidson County began operations on November 15, 2004.
Employees
      As of June 30, 2005 we employed 487 full-time equivalent employees. None of our employees are presently represented by a union or covered under a collective bargaining agreement. Management considers relations with employees to be good.

MANAGEMENT
Executive Officers
      The following table sets forth information regarding our executive officers:

Name	Age	Title

R. Stan Puckett	49	Our and our bank’s chairman of the board and our chief executive officer since 1990; chief executive officer of the bank since February 1989; president of First American National Bank of Johnson City, Tennessee from December 1987 to February 1989; vice president of First American National Bank of Johnson City, Tennessee from June 1986 to December 1987; assistant vice president of First Union National Bank in Asheville, North Carolina from September 1983 to June 1986; commercial loan officer of Signet Bank in Bristol, Virginia from September 1977 to June 1983
Kenneth R. Vaught	41	Our and our bank’s president and chief operating officer since June 2002; senior vice president and senior regional executive for our bank’s statewide offices from 2000 to 2002; senior vice president and regional executive for our bank’s Blount and Knox County, Tennessee offices from 1998 to 2000; senior vice president and commercial banking manager of First Tennessee Bank, Maryville, Tennessee from 1995 to 1998; vice president of First Tennessee Bank, Maryville, Tennessee from 1991 to 1995; commercial loan officer for First Tennessee Bank from 1989 to 1991; management trainee with Hamilton Bank (SunTrust affiliate) in Johnson City, Tennessee from 1987 to 1989
Steve L. Droke	55	Our and our bank’s senior vice president and chief credit officer since July 1997; senior vice president and senior credit officer with First American Corporation from 1993 to 1997; senior vice president and senior commercial relationship manager with First American Corporation from 1984 to 1993; senior vice president and city executive, Johnson City, Tennessee with First American National Bank from 1983 to 1984; senior vice president and city executive, Bristol, Tennessee with First Eastern (which was acquired by First American National Bank) from 1981 to 1983; vice president and commercial lender with First National Bank of Sullivan County (subsequently known as First Eastern) from 1979 to 1981
William F. Richmond*	56	Our and our bank’s senior vice president, chief financial officer and assistant secretary since February 1996; transition coordinator for various financial matters from November 1995 through January 1996 for Heritage Federal Bancshares, Inc. and First American Corporation (now a part of AmSouth Bancorporation); senior vice president and chief financial officer of Heritage Federal Bancshares from June 1991 through October 1995; controller of Heritage Federal Bancshares from April 1985 through May 1991

Name	Age	Title

Ronald E. Mayberry	51	Our and our bank’s regional president, Sumner, Rutherford and Lawrence counties since November 2003 as a result of our acquisition of IBC headquartered in Gallatin, Tennessee; president and chief executive officer of First Independent Bank and IBC from January 1990 to November 2003; president and chief executive officer of First Southern Bank in Murfreesboro, Tennessee from January 1987 to December 1989; branch manager and administrator, executive vice president of First and Peoples National Bank in Gallatin, Tennessee from August 1979 to December 1986; management trainee of First Tennessee Bank in Gallatin, Tennessee from June 1975 to July 1979

*	Mr. Richmond has notified our board of directors of his intent to retire from his current positions effective as of January 1, 2006, as more fully described in our Current Report on Form 8-K filed with the SEC on July 21, 2005.
Directors
      The following table sets forth certain information with respect to each of our current directors. Each of our directors also currently serves as a director of the bank. There are no arrangements or understandings between us and any director pursuant to which such person has been selected as a director or nominee for director of us, and no director or nominee is related to any other director, nominee or executive officer by blood, marriage or adoption.

		Director	Current Term
Name	Age	Since(1)	to Expire	Previous Five-Years Business Experience

Charles S. Brooks	67	1990	2006	Chairman of the Board, McInturff, Milligan & Brooks (insurance agency)
W.T. Daniels	60	1987	2006	Property management
Charles H. Whitfield, Jr.	47	2000	2006	President and Chief Executive Officer, Laughlin Memorial Hospital (hospital management)
Phil M. Bachman	67	1968	2007	President, Bachman-Bernard Motors (automobile dealership), Secretary of us and our bank
Terry Leonard	67	1975	2007	Chairman/Owner, Leonard & Associates (manufacturing)
Ronald E. Mayberry	51	2003	2007	Regional President, Sumner, Rutherford and Lawrence Counties; previously, President and CEO of Independent Bankshares, Inc. headquartered in Gallatin, Tennessee, which we acquired in November 2003
Kenneth R. Vaught	41	2002	2007	Our and our bank’s President and Chief Operating Officer; previously, Senior Vice-President and Regional Executive for the bank’s Blount and Knox Counties, Tennessee offices.

		Director	Current Term
Name	Age	Since(1)	to Expire	Previous Five-Years Business Experience

Bruce Campbell	54	2000	2008	Director, President and Chief Executive Officer, Forward Air Corporation (transportation), from October, 2003 to date; previously, Director, President and Chief Operating Officer, Forward Air Corporation
Jerald K. Jaynes	68	1992	2008	Retired; former President & CEO, Unaka Co., Inc. (manufacturing)
R. Stan Puckett	49	1989	2008	Chairman of the Board and our and the bank’s Chief Executive Officer
John Tolsma	32	2004	2008	President, Erroyo (educational multimedia)
Robin Haynes	43	2004	2008	Comptroller & Corporate Secretary, Delmar Haynes Pontiac GMC (automobile dealership)

(1)	Indicates year that director first served as a director of either us or the bank.
Certain Transactions and Business Relationships
      We, and our subsidiaries, have had, and expect to have in the future, transactions in the ordinary course of business with our directors and executive officers and members of their immediate families, as well as with principal shareholders. All loans included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with non-affiliated persons. It is the belief of management that such loans neither involved more than the normal risk of collectability nor presented other unfavorable features. The aggregate amount of such loans as of June 30, 2005 was $8,598,000 which represented 7.58% of consolidated shareholders’ equity.
      We purchase insurance coverage from McInturff, Milligan and Brooks of which Mr. Brooks is Chairman of the Board and the owner of 25% of the equity interest. During 2004, commissions totaling $78,131 were paid by us to McInturff, Milligan and Brooks. Management believes the fees paid are fair and reasonable and do not exceed those commissions that would be paid to an unaffiliated third-party firm. We expect to continue such relationships in the future.
      We offer insurance products (accident and health, term life, and credit life) to our loan customers through Mountain Life Insurance Company, a subsidiary of Mountain Services Corporation, of which Mr. Bachman has a 12.46% ownership interest and also is a member of the board of directors. During 2004, we forwarded $372,164 in premiums to Mountain Life Insurance Company. These premiums are net of our customary rebate incurred in the normal course of business. Management believes these insurance products offered to its customers are competitive with similar products offered by other insurance companies.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth, as of July 18, 2005, certain information known to us as to our common stock beneficially owned by each of our directors and named executive officers and by all of our directors and executive officers as a group. The address for each of our directors and executive officers listed below is c/o Greene County Bancshares, Inc., 100 North Main Street, Greeneville, Tennessee 37743.

	Amount and
	Nature of		Percent of
	Beneficial		Common Stock
Name and Position	Ownership(1)(2)		Outstanding

R. Stan Puckett, Chairman of the Board and Chief Executive Officer	140,500	(3)	1.82%
Phil M. Bachman, Secretary and Director	814,805	(4)	10.65%
Charles S. Brooks, Director	450		*
Bruce Campbell, Director	4,962		*
W.T. Daniels, Director	8,500		*
Robin Haynes, Director	10,360		*
Jerald K. Jaynes, Director	15,000	(5)	*
Terry Leonard, Director	46,330		*
John Tolsma, Director	150		*
Charles H. Whitfield, Jr., Director	4,070	(6)	*
Ronald E. Mayberry, Director, Regional President, Sumner, Rutherford and Lawrence Counties	75,318	(7)	*
Kenneth R. Vaught, Director, President and Chief Operating Officer	6,483	(8)	*
Steve L. Droke, Senior Vice President and Chief Credit Officer	14,341	(9)	*
William F. Richmond, Senior Vice President, Chief Financial Officer and Assistant Secretary	14,017	(10)	*
All directors and executive officers as a group (14 persons)	1,155,286	(11)	14.85%

*	Less than one percent of our outstanding common stock.

(1)	For purposes of this table, an individual is considered to “beneficially own” any share of our common stock which he or she, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (1) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security. In addition, an individual is deemed to be the beneficial owner of any share of our common stock of which he has the right to acquire voting or investment power within 60 days of July 18, 2005.

(2)	Includes, as indicated below, shares owned directly by our directors and executive officers as well as shares held by their spouses and children, trusts of which certain directors are trustees and corporations in which certain directors own a controlling interest. Includes, as indicated below, shares of our common stock subject to outstanding options which are exercisable within 60 days of July 18, 2005.

(3)	Includes options to acquire 81,000 shares of our common stock currently exercisable by Mr. Puckett at an exercise price equal to 150% of the book value of the common stock at the date of grant (a weighted average price of approximately $14.84 per share).

(4)	Includes 131,845 shares of our common stock held directly or indirectly by Mr. Bachman’s wife as to which Mr. Bachman disclaims beneficial ownership. Had such shares not been included, Mr. Bachman’s ownership percentage would have been 8.93%.

(5)	Includes 500 shares held by Mr. Jaynes’ spouse.

(6)	Includes 45 shares held by the Laughlin Health Care Foundation for which Mr. Whitfield has the right to vote and dispose and 736 shares held by Mr. Whitfield’s children.

(7)	Includes options to acquire 14,487 shares of our common stock currently exercisable by Mr. Mayberry, at an exercise price equal to the estimated fair market value of the common stock at date of grant (a weighted average exercise price of approximately $12.41) and 727 shares held by Mr. Mayberry’s spouse.

(8)	Includes options to acquire 6,208 shares of our common stock currently exercisable by Mr. Vaught at an exercise price equal to the estimated fair market value of the common stock at date of grant (a weighted average exercise price of approximately $25.61).

(9)	Includes options to acquire 13,861 shares of our common stock currently exercisable by Mr. Droke at an exercise price equal to the estimated fair market value of the common stock at date of grant (a weighted average exercise price of approximately $24.10).

(10)	Includes options to acquire 12,817 shares of our common stock currently exercisable by Mr. Richmond at an exercise price equal to the estimated fair market value of the common stock at date of grant (a weighted average exercise price of approximately $23.38).

(11)	Includes 128,373 options exercisable by the executive officers listed above.
      Persons and groups beneficially owning more than 5% of our common stock are required under federal securities laws to file certain reports with the Securities and Exchange Commission detailing their ownership. The following table sets forth the amount and percentage of our common stock beneficially owned by any person or group of persons known to us to be a beneficial owner of more than 5% of the our common stock as of July 18, 2005.

	Amount and Nature of		Percent of Common
Name and Address of Beneficial Owner	Beneficial Ownership(1)		Stock Outstanding

Phil M. Bachman	814,805	(2)	10.65	%(2)
100 N. Main Street
Greeneville, Tennessee 37743

(1)	For a definition of “beneficial ownership, see footnote 1 to the above table.

(2)	Includes 131,845 shares of our common stock held directly or indirectly by Mr. Bachman’s wife as to which Mr. Bachman disclaims beneficial ownership. Had such shares not been included, Mr. Bachman’s ownership percentage would have been 8.93%.

UNDERWRITING
      We and the underwriters named below have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares

Keefe, Bruyette & Woods, Inc.
Howe Barnes Investments, Inc.
SunTrust Capital Markets, Inc.
Total
      The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase shares of our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
      The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.
Over-Allotment Option
      We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.
Commissions and Expenses
      The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $           per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.
      The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Total Without	Total With
		Over-Allotment	Over-Allotment
	Per Share	Exercise	Exercise

Public offering price
Underwriting discount payable by us
Proceeds before expenses

      We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $300,000, and are payable by us.
Lock-Up Agreements
      We, and each of our directors and executive officers have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.
      The 180-day restricted period described above is subject to extension under limited circumstances. In the event either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.
Indemnity
      We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
Passive Market Making
      In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.
Our Relationship with the Underwriters
      Certain of the underwriters and some of their respective affiliates have performed and may continue to perform financial advisory, investment banking, and commercial banking services for us in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services. The commercial relationships that we have with affiliates of the underwriters include, among others, a $35 million line of credit from SunTrust Bank, an affiliate of SunTrust Capital Markets, Inc., which we may draw upon at our discretion, subject to the satisfaction of certain customary closing conditions, to provide us with liquidity and to fund operations including to provide capital to the bank as a secondary source of funding in connection with the bank’s acquisition of five branches of Old National Bank in Clarksville, Tennessee. This line of credit, which reduces down to $15 million on November 30, 2005, requires us to pay SunTrust Bank a commitment fee equal to 0.15% per annum on the average daily unborrowed amount. In addition, Howe Barnes Investments, Inc., an underwriter in this offering, provided placement agent services to us in connection with our June 28, 2005 issuance of trust preferred securities through Greene County Capital Trust II. Howe Barnes Investments, Inc. received customary fees for providing these services.
      The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

      At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and other persons with whom we have a business relationship, who have expressed an interest in participating in this offering. We expect these persons to purchase no more than 5% of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved, or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Those purchases will be made on the same terms and conditions as purchasers unrelated to us and the shares under this program will be subject to a 180-day lock-up arrangement.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference rooms. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available on our website at www.mybankconnection.com and at the office of The Nasdaq National Market.
      This prospectus, which is part of the registration statement, omits some of the information included in the registration statement as permitted by the rules and regulations of the SEC. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as an exhibit to the registration statement for a more complete understanding of the contract or document or matter involved.
DOCUMENTS INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its finances:

(1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

(2) Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 and our Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2005;

(3) Our Current Reports on Form 8-K filed January 26, 2005, February 24, 2005, April 19, 2005, May 12, 2005, June 28, 2005, July 19, 2005, July 21, 2005 and September 6, 2005; and

(4) The description of the our common stock, par value $2.00 per share contained in our Form 8-K/ A filed with the SEC and dated May 25, 2004, including all amendments and reports filed for purposes of updating such description.

      We are also incorporating by reference into this prospectus any filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein)

modifies or replaces such statement. Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part hereof.
      Notwithstanding the foregoing, information furnished under Items 2.01 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus or the accompanying registration statement.
      We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to William F. Richmond, 100 North Main Street, Greeneville, Tennessee 37743 (423) 639-5111. The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus. See “Where You Can Find More Information.”
LEGAL MATTERS
      The validity of the common stock to be issued in the offering and certain other legal matters with respect to the offering will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.
EXPERTS
      Our consolidated financial statements as of December 31, 2004, and for the fiscal year ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been included in this prospectus or incorporated herein by reference in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. Our consolidated financial statements as of December 31, 2003 and 2002, and for the two year period ended December 31, 2003 have been included herein in reliance upon the report of Crowe Chizek and Company LLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

GREENE COUNTY BANCSHARES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
June 30, 2005 and December 31, 2004

	June 30,	December 31,
	2005	2004*

	(Unaudited)
	(Amounts in thousands,
	except share and
	per share data)
ASSETS
Cash and due from banks	$35,420	$30,727
Federal funds sold	46,516	39,921
Securities available for sale	51,216	35,318
Securities held to maturity (with a market value of $3,503 and $4,506)	3,480	4,381
FHLB, Bankers Bank and other stock, at cost	6,339	6,211
Loans held for sale	1,057	1,151
Loans	1,158,644	1,046,867
Less: Allowance for loan losses	(16,880)	(15,721)

Net loans	1,141,764	1,031,146

Premises and equipment, net	35,373	35,591
Goodwill and other intangible assets	23,319	23,695
Other assets	29,710	25,262

Total assets	$1,374,194	$1,233,403

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits	$1,148,434	$998,022
Repurchase agreements	16,426	13,868
FHLB advances and notes payable	70,509	85,222
Subordinated debentures	13,403	10,310
Accrued interest payable and other liabilities	11,936	17,263

Total liabilities	1,260,708	1,124,685

Shareholders’ equity
Common stock: $2 par, 15,000,000 shares authorized, 7,651,016 and 7,647,740 shares outstanding	15,303	15,296
Additional paid in capital	24,204	24,160
Retained earnings	74,101	69,289
Accumulated other comprehensive income (loss)	(122)	(27)

Total shareholders’ equity	113,486	108,718

Total liabilities and shareholders’ equity	$1,374,194	$1,233,403

*	Condensed from audited consolidated financial statements.
See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Three and Six Months Ended June 30, 2005 and 2004

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2005	2004	2005	2004

	(Unaudited)		(Unaudited)
	(Amounts in thousands, except share and per share data)
Interest income
Interest and fees on loans	$19,851	$15,522	$37,930	$31,047
Investment securities	592	339	1,065	725
Federal funds sold and interest-earning deposits	260	8	443	27

	20,703	15,869	39,438	31,799
Interest expense
Deposits	5,501	3,006	9,763	6,192
Borrowings	1,130	880	2,276	1,744

	6,631	3,886	12,039	7,936

Net interest income	14,072	11,983	27,399	23,863
Provision for loan losses	1,060	1,162	2,682	2,685

Net interest income after provision for loan losses	13,012	10,821	24,717	21,178

Noninterest income
Service charges and fees	2,836	2,518	4,978	4,913
Other	627	552	1,661	1,251

	3,463	3,070	6,639	6,164

Noninterest expense
Salaries and employee benefits	5,099	4,464	10,344	9,171
Occupancy and furniture and equipment expense	1,774	1,462	3,513	2,951
Other	3,549	2,648	6,840	5,403

	10,422	8,574	20,697	17,525

Income before income taxes	6,053	5,317	10,659	9,817
Provision for income taxes	2,339	2,042	4,010	3,690

Net income	$3,714	$3,275	$6,649	$6,127

Comprehensive income	$3,732	$2,935	$6,554	$5,808

Per share of common stock:
Basic earnings	$0.49	$0.43	$0.87	$0.80

Diluted earnings	$0.48	$0.42	$0.86	$0.79

Dividends	$0.12	$0.12	$0.24	$0.24

Weighted average shares outstanding:
Basic	7,650,884	7,656,832	7,649,982	7,661,593

Diluted	7,745,985	7,713,966	7,745,130	7,720,365

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Six Months Ended June 30, 2005

				Accumulated
		Additional		Other	Total
	Common	Paid-in	Retained	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Income (Loss)	Equity

	(Unaudited)
	(Amounts in thousands, except share and per share data)
Balance, January 1, 2005	$15,296	$24,160	$69,289	$(27)	$108,718
Issuance of 3,276 shares under stock option plan	7	44	—	—	51
Dividends paid ($.24 per share)	—	—	(1,837)	—	(1,837)
Comprehensive income:
Net income	—	—	6,649	—	6,649
Change in unrealized gains (losses), net of taxes	—	—	—	(95)	(95)

Total comprehensive income					6,554

Balance, June 30, 2005	$15,303	$24,204	$74,101	$(122)	$113,486

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2005 and 2004

	June 30,	June 30,
	2005	2004

	(Unaudited)
	(Amounts in thousands)
Cash flows from operating activities
Net income	$6,649	$6,127
Adjustments to reconcile net income to net cash (used) provided from operating activities
Provision for loan losses	2,682	2,685
Depreciation and amortization	1,763	1,499
Security amortization and accretion, net	9	47
FHLB stock dividends	(128)	(105)
Net gain on sale of mortgage loans	(207)	(243)
Originations of mortgage loans held for sale	(16,755)	(25,516)
Proceeds from sales of mortgage loans	17,056	26,326
Increase in cash surrender value of life insurance	(289)	(243)
Net losses from sales of fixed assets	19	46
Net loss on OREO and repossessed assets	26	132
Deferred tax (benefit) expense	(797)	1,788
Net changes:
Other assets	(1,076)	366
Accrued interest payable and other liabilities	(5,327)	743

Net cash provided from operating activities	3,625	13,895
Cash flows from investing activities
Purchase of securities available for sale	(16,860)	(4,000)
Proceeds from maturities of securities held for sale	800	9,425
Proceeds from maturities of securities held to maturity	902	801
Purchase of life insurance	(1,450)	—
Net change in loans	(115,364)	(36,213)
Proceeds from sale of other real estate	1,259	1,746
Proceeds from sale of fixed assets	8	20
Premises and equipment expenditures	(1,196)	(2,255)

Net cash used in investing activities	(131,901)	(30,476)
Cash flows from financing activities
Net change in deposits	150,413	(23,101)
Net change in repurchase agreements	2,558	1,635
Proceeds from notes payable	161,255	62,950
Proceeds from subordinated debentures	3,093	—
Repayments of notes payable	(175,969)	(29,318)
Dividends paid	(1,837)	(1,837)
Proceeds from issuance of common stock	51	137
Repurchase of common stock	—	(538)

Net cash provided from financing activities	139,564	9,928

Net change in cash and cash equivalents	11,288	(6,896)
Cash and cash equivalents, beginning of year	70,648	41,341

Cash and cash equivalents, end of period	$81,936	$34,445

Supplemental disclosures — cash and noncash
Interest paid	$11,842	$7,715
Income taxes paid	3,275	2,570
Loans converted to other real estate	2,570	1,516
Unrealized (loss) gain on available for sale securities, net of tax	(95)	(319)
See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 1 —	PRINCIPLES OF CONSOLIDATION
The accompanying unaudited condensed consolidated financial statements of Greene County Bancshares, Inc. (the “Company”) and its wholly owned subsidiary, Greene County Bank (the “Bank”), have been prepared in accordance with accounting principles generally accepted in the United States of America for interim information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004. Certain amounts from prior period financial statements have been reclassified to conform to the current year’s presentation. The reclassification had no effect on net income or shareholder’s equity as previously reported.

NOTE 2 —	STOCK COMPENSATION
Employee compensation expense under stock option plans is reported if options are granted below market price at grant date, whereas expense for options granted at market price are reported on a pro forma basis. Pro forma disclosures of net income and earnings per share are shown below using the fair value method of SFAS No. 123 to measure expense for options using the Black-Scholes option pricing model to estimate fair value.
The Company maintains a 2004 Long-Term Incentive Plan, pursuant to which 500,000 shares of common stock have been reserved for issuance to directors and employees of the Company and the Bank. The plan provides for the issuance of awards in the form of stock options, stock appreciation rights, restricted shares, restricted share units, deferred share units and performance awards. Stock options granted under the plan are typically granted at exercise prices equal to the fair market value of the Company’s common stock on the date of grant and typically have terms of ten years and vest at an annual rate of 20%.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 2 —	STOCK COMPENSATION (Continued)
The following disclosures show the effect on income and earnings per share had the options’ fair value been recorded using an option pricing model.

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2005	2004	2005	2004

Net income:
As reported	$3,714	$3,275	$6,649	$6,127
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	4	10	7	19
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of tax	(40)	(47)	(130)	(94)

Pro forma	$3,678	$3,238	$6,526	$6,052

Earnings per common share:
As reported	$0.49	$0.43	$0.87	$0.80

Pro forma	$0.48	$0.42	$0.85	$0.78

Diluted earnings per common share:
As reported	$0.48	$0.42	$0.86	$0.79

Pro forma	$0.47	$0.42	$0.84	$0.78

NOTE 3 — LOANS (NET)
      Loans at June 30, 2005 and December 31, 2004 were as follows:

	June 30,	December 31,
	2005	2004

Commercial	$203,469	$165,975
Commercial real estate	567,211	484,088
Residential real estate	312,462	319,713
Consumer	83,287	82,532
Other	2,895	4,989

	1,169,324	1,057,297
Less: Unearned interest income	(10,680)	(10,430)
Allowance for loan losses	(16,880)	(15,721)

Net Loans	$1,141,764	$1,031,146

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 3 —	LOANS (NET) (Continued)
Transactions in the allowance for loan losses and certain information about nonaccrual loans and loans 90 days past due but still accruing interest for the six months ended June 30, 2005 and twelve months ended December 31, 2004 were as follows:

	June 30,	December 31,
	2005	2004

Balance at beginning of year	$15,721	$14,564
Add (deduct):
Reserve acquired in acquisition	—	363
Provision	2,682	5,836
Loans charged off	(2,481)	(6,980)
Recoveries of loans charged off	958	1,938

Ending balance	$16,880	$15,721

	June 30,	December 31,
	2005	2004

Loans past due 90 days still on accrual	$384	$664
Nonaccrual loans	6,770	6,242

Total	$7,154	$6,906

NOTE 4 —	EARNINGS PER SHARE OF COMMON STOCK
Basic earnings per share (EPS) of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net income by the weighted average number of common shares and potential common shares outstanding during the period. Stock options are regarded as potential common shares. Potential common shares are computed using the treasury stock method. For the three and six months ended June 30, 2005, 60,185 options are excluded from the effect of dilutive securities because they are anti-dilutive; 144,165 options are similarly excluded from the effect of dilutive securities for the three and six months ended June 30, 2004.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 4 —	EARNINGS PER SHARE OF COMMON STOCK (Continued)
The following is a reconciliation of the numerators and denominators used in the basic and diluted earnings per share computations for the three and six months ended June 30, 2005 and 2004:

	Three Months Ended June 30,

	2005		2004

	Income	Shares	Income	Shares
	(Numerator)	(Denominator)	(Numerator)	(Denominator)

Basic EPS
Income available to common shareholders	$3,714	7,650,884	$3,275	7,656,832
Effect of dilutive securities
Stock options outstanding	—	95,101	—	57,134

Diluted EPS
Income available to common shareholders plus assumed conversions	$3,714	7,745,985	$3,275	7,713,966

	Six Months Ended June 30,

	2005		2004

	Income	Shares	Income	Shares
	(Numerator)	(Denominator)	(Numerator)	(Denominator)

Basic EPS
Income available to common shareholders	$6,649	7,649,982	$6,127	7,661,593
Effect of dilutive securities
Stock options outstanding	—	95,148	—	58,772

Diluted EPS
Income available to common shareholders plus assumed conversions	$6,649	7,745,130	$6,127	7,720,365

NOTE 5 —	SEGMENT INFORMATION
The Company’s operating segments include banking, mortgage banking, consumer finance, subprime automobile lending and title insurance. The reportable segments are determined by the products and services offered, and internal reporting. Loans, investments, and deposits provide the revenues in the banking operation, loans and fees provide the revenues in consumer finance, mortgage banking, and subprime lending and insurance commissions provide revenues for the title insurance company. Consumer finance, subprime automobile lending and title insurance do not meet the quantitative threshold on an individual basis, and are therefore shown below in “Other Segments”. Mortgage banking operations are included in “Bank”. All operations are domestic.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 5 —	SEGMENT INFORMATION (Continued)
Segment performance is evaluated using net interest income and noninterest income. Income taxes are allocated based on income before income taxes, and indirect expenses (includes management fees) are allocated based on time spent for each segment. Transactions among segments are made at fair value. Information reported internally for performance assessment follows.

		Other	Holding
Three Months Ended June 30, 2005	Bank	Segments	Company	Eliminations	Totals

Net interest income (expense)	$12,698	$1,547	$(173)	$—	$14,072
Provision for loan losses	738	322	—	—	1,060
Noninterest income	3,163	516	6	(222)	3,463
Noninterest expense	9,389	1,086	169	(222)	10,422
Income tax expense (benefit)	2,212	257	(130)	—	2,339

Segment profit	$3,522	$398	$(206)	$—	$3,714

Segment assets at June 30, 2005	$1,340,531	$31,272	$2,391	$—	$1,374,194

		Other	Holding
Three Months Ended June 30, 2004	Bank	Segments	Company	Eliminations	Totals

Net interest income (expense)	$10,504	$1,600	$(121)	$—	$11,983
Provision for loan losses	783	379	—	—	1,162
Noninterest income	2,867	391	7	(195)	3,070
Noninterest expense	7,431	1,140	198	(195)	8,574
Income tax expense (benefit)	1,974	185	(117)	—	2,042

Segment profit	$3,183	$287	$(195)	$—	$3,275

Segment assets at June 30, 2004	$1,091,319	$31,803	$1,880	$—	$1,125,002

		Other	Holding
Six Months Ended June 30, 2005	Bank	Segments	Company	Eliminations	Totals

Net interest income (expense)	$24,687	$3,024	$(312)	$—	$27,399
Provision for loan losses	2,027	655	—	—	2,682
Noninterest income	5,943	918	189	(411)	6,639
Noninterest expense	18,627	2,184	297	(411)	20,697
Income tax expense (benefit)	3,789	433	(212)	—	4,010

Segment profit	$6,187	$670	$(208)	—	$6,649

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 5 —	SEGMENT INFORMATION (Continued)

		Other	Holding
Six Months Ended June 30, 2004	Bank	Segments	Company	Eliminations	Totals

Net interest income (expense)	$20,898	$3,191	$(226)	$—	$23,863
Provision for loan losses	1,836	849	—	—	2,685
Noninterest income	5,579	791	174	(380)	6,164
Noninterest expense	15,207	2,280	418	(380)	17,525
Income tax expense (benefit)	3,577	333	(220)	—	3,690

Segment profit	$5,857	$520	$(250)	$—	$6,127

     Asset Quality Ratios

As of and for the Period Ended June 30, 2005	Bank	Other	Total

Nonperforming loans as a percentage of total loans net of unearned income	0.59%	1.29%	0.62%
Nonperforming assets as a percentage of total assets	0.64%	1.97%	0.69%
Allowance for loan losses as a percentage of total loans net of unearned income	1.25%	7.71%	1.46%
Allowance for loan losses as a percentage of nonperforming assets	163.27%	369.92%	177.74%
Annualized net charge-offs to average total loans, net of unearned interest	0.16%	4.19%	0.27%

As of and for the Period Ended June 30, 2004	Bank	Other	Total

Nonperforming loans as a percentage of total loans net of unearned income	0.52%	2.23%	0.59%
Nonperforming assets as a percentage of total assets	0.74%	3.24%	0.84%
Allowance for loan losses as a percentage of total loans net of unearned income	1.24%	8.55%	1.51%
Allowance for loan losses as a percentage of nonperforming assets	145.67%	254.22%	158.23%
Annualized net charge-offs to average total loans, net of unearned interest	0.29%	5.62%	0.48%

As of and For the Year Ended December 31, 2004	Bank	Other	Total

Nonperforming loans as a percentage of total loans net of unearned income	0.60%	2.22%	0.66%
Nonperforming assets as a percentage of total assets	0.61%	2.90%	0.69%
Allowance for loan losses as a percentage of total loans net of unearned income	1.27%	7.77%	1.50%
Allowance for loan losses as a percentage of nonperforming assets	176.54%	255.69%	185.56%
Net charge-offs to average total loans, net of unearned interest	0.35%	5.04%	0.51%

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 6 —	GOODWILL AND OTHER INTANGIBLE ASSETS
     Goodwill
Goodwill was no longer amortized starting in 2002; however, it is periodically evaluated for impairment and no impairment was recognized during the second quarter of 2005. Goodwill had a carrying amount of $18,282 at June 30, 2005 and December 31, 2004.
     Core Deposit and Other Intangibles
Other intangible assets consist of core deposit intangibles arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight-line method over their estimated useful lives, which is 10 years.
Core deposit intangibles had a gross carrying amount of $7,320 for the period ended June 30, 2005 and the year ended December 31, 2004 and accumulated amortization of $2,283 and $1,907 for the same periods, respectively. Aggregate amortization expense for the three and six months ended June 30, 2005 was $188 and $376, respectively as compared to $154 and $308, respectively for the same periods in 2004. Annual estimated amortization expense for the next five years is:

2005	$752
2006	642
2007	642
2008	642
2009	642

Total	$3,320

NOTE 7 — SUBORDINATED DEBENTURES
On June 28, 2005, the Company formed Greene County Capital Trust II (“GC Trust II”). GC Trust II issued $3,000 of variable rate trust preferred securities as part of a pooled offering of such securities. The Company issued $3,093 of subordinated debentures to the GC Trust II in exchange for the proceeds of the offering, which debentures represent the sole asset of GC Trust. The debentures pay interest quarterly at the three-month LIBOR plus 1.68% adjusted quarterly. The Company may redeem the subordinated debentures, in whole or in part, beginning July 2010 at a price of 100% of face value. The subordinated debentures must be redeemed no later than 2035.
In September 2003, the Company formed Greene County Capital Trust I (“GC Trust”). GC Trust issued $10,000 of variable rate trust preferred securities as part of a pooled offering of such securities. The Company issued $10,310 of subordinated debentures to the GC Trust in exchange for the proceeds of the offering, which debentures represented the sole asset of GC Trust. The debentures pay interest quarterly at the three-month LIBOR plus 2.85% adjusted quarterly. The Company may redeem the subordinated debentures, in whole or in part, beginning October 2008 at a price of 100% of face value. The subordinated debentures must be redeemed no later than 2033.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
Unaudited
(Amounts in thousands, except share and per share data)

NOTE 8 —	PENDING ACQUISITION
Following the end of the quarter ended June 30, 2005, the Bank agreed to purchase five bank branches in Clarksville, Tennessee from Old National Bank, Evansville, Indiana. These branches had approximately $172,000 in deposits and approximately $120,000 in loans at June 30, 2005. The consummation of this transaction is subject to the satisfaction of various customary closing conditions, including the receipt of required regulatory approvals, and is expected to occur in the fourth quarter of 2005.

(Continued)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS
GREENE COUNTY BANCSHARES, INC.
      We have audited management’s assessment, which appears on page 34 of the 2004 Form 10-K of Greene County Bancshares, Inc. and is entitled Management Report on Internal Control over Financial Reporting, that Greene County Bancshares, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Greene County Bancshares, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Greene County Bancshares, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, Greene County Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Greene County Bancshares, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the period ended December 31, 2004, and our report dated February 25, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ Dixon Hughes PLLC
Atlanta, Georgia
February 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BOARD OF DIRECTORS AND SHAREHOLDERS
GREENE COUNTY BANCSHARES, INC.
We have audited the accompanying consolidated balance sheet of Greene County Bancshares, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Greene County Bancshares’ internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2005 expressed unqualified opinions on both management’s assessment of the Company’s internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting.

/s/ Dixon Hughes PLLC
Atlanta, Georgia
February 25, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Greene County Bancshares, Inc.
Greeneville, Tennessee
We have audited the accompanying consolidated balance sheet of Greene County Bancshares, Inc. as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greene County Bancshares, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
January 16, 2004

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

	(Amounts in thousands,
	except share and per share
	data)
ASSETS
Cash and due from banks	$30,727	$36,087
Federal funds sold	39,921	5,254

Cash and cash equivalents	70,648	41,341
Securities available for sale	35,318	33,199
Securities held to maturity (with a market value of $4,506 and $5,846)	4,381	5,632
Loans held for sale	1,151	3,546
Loans, net of unearned interest	1,046,867	952,225
Less: Allowance for loan losses	(15,721)	(14,564)

Net loans	1,031,146	937,661

Premises and equipment, net	35,591	33,886
FHLB, Bankers Bank, and other stock, at cost	6,211	5,992
Cash surrender value of life insurance	15,471	12,451
Goodwill	18,282	15,885
Core deposit intangible	5,413	5,085
Other assets	9,791	13,844

Total assets	$1,233,403	$1,108,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Noninterest-bearing deposits	$109,956	$104,683
Interest-bearing deposits	888,066	802,432

Total deposits	998,022	907,115
Repurchase agreements	13,868	12,896
FHLB advances and notes payable	85,222	63,030
Subordinated debentures	10,310	10,310
Accrued interest payable and other liabilities	17,263	13,236

Total liabilities	1,124,685	1,006,587

Shareholders’ equity
Common stock: $2 par, 15,000,000 shares authorized, 7,647,740 and 7,659,929 shares outstanding	$15,296	$15,320
Additional paid in capital	24,160	24,482
Retained earnings	69,289	61,947
Accumulated other comprehensive income (loss)	(27)	186

Total shareholders’ equity	108,718	101,935

Total liabilities and shareholders’ equity	$1,233,403	$1,108,522

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Amounts in thousands, except
	share and per share data)
Interest income
Interest and fees on loans	$63,580	$55,444	$57,859
Taxable securities	1,040	947	1,490
Nontaxable securities	164	40	25
FHLB, Bankers Bank and other stock	230	192	209
Federal funds sold and other	62	114	346

Total interest income	65,076	56,737	59,929
Interest expense
Deposits	12,199	12,631	15,266
Federal funds purchased and repurchase agreements	162	112	192
Notes payable and subordinated debentures	3,697	3,171	3,222

Total interest expense	16,058	15,914	18,680
Net interest income	49,018	40,823	41,249
Provision for loan losses	5,836	5,775	7,065

Net interest income after provision for loan losses	43,182	35,048	34,184
Noninterest income
Service charges and fees	9,074	7,898	7,343
Mortgage banking income	704	1,389	923
Gain on sale of securities available for sale	—	—	46
Gain on sales of OREO and repossessed assets	400	96	—
Other	2,850	2,205	2,218

Total noninterest income	13,028	11,588	10,530
Noninterest expense
Salaries and employee benefits	19,189	16,664	17,046
Occupancy expense	2,948	2,337	2,130
Equipment expense	3,075	2,365	1,872
Professional services	1,645	966	879
Advertising	971	473	440
Loss on OREO and repossessed assets	—	—	448
Core deposit intangible amortization	624	254	162
Other	8,531	7,559	6,222

Total noninterest expense	36,983	30,618	29,199
Income before income taxes	19,227	16,018	15,515
Provision for income taxes	7,219	5,781	5,702

Net income	$12,008	$10,237	$9,813

Earnings per share:
Basic	$1.57	$1.48	$1.44
Diluted	$1.55	$1.47	$1.43
See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2004, 2003 and 2002

				Accumulated
		Additional		Other	Total
	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Stock	Capital	Earnings	Income(loss)	Equity

	(Amounts in thousands, except share and per share data)
Balance, January 1, 2002	$13,638	$4,854	$50,071	$64	$68,627
Issuance of 1,650 shares under stock option plan	3	13	—	—	16
Dividends paid ($.58 per share)	—	—	(3,956)	—	(3,956)
Tax benefit from exercise of nonincentive stock options	—	3	—	—	3
Comprehensive income:
Net income	—	—	9,813	—	9,813
Change in unrealized gains (losses), net of reclassification and taxes	—	—	—	92	92

Total comprehensive income					9,905

Balance, December 31, 2002	13,641	4,870	55,928	156	74,595
Issuance of 3,275 shares under stock option plan	7	37	—	—	44
Issuance of 836,114 shares and stock options in an acquisition	1,672	19,575	—	—	21,247
Dividends paid ($.59 per share)	—	—	(4,218)	—	(4,218)
Comprehensive income:
Net income	—	—	10,237	—	10,237
Change in unrealized gains (losses), net of reclassification and taxes	—	—	—	30	30

Total comprehensive income					10,267

Balance, December 31, 2003	15,320	24,482	61,947	186	101,935
Common stock transactions:
Issuance of 13,511 shares under stock option plan	27	147	—	—	174
Repurchase of common stock, 25,700 shares	(51)	(487)	—	—	(538)
Tax Benefit from exercise of nonincentive stock options		18	—	—	18
Dividends ($.61 per share)	—	—	(4,666)	—	(4,666)
Comprehensive income:
Net income	—	—	12,008	—	12,008
Change in unrealized gains (losses), net of reclassification and taxes	—	—	—	(213)	(213)

Total comprehensive income					11,795

Balance, December 31, 2004	$15,296	$24,160	$69,289	$(27)	$108,718

See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	(Amounts in thousands, except
	share and per share data)
Cash flows from operating activities
Net income	$12,008	$10,237	$9,813
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	5,836	5,775	7,065
Depreciation and amortization	3,120	2,199	1,736
Security amortization and accretion, net	153	76	44
Gain on sale of securities available for Sale	—	—	(46)
FHLB stock dividends	(219)	(191)	(207)
Net gain on sale of mortgage loans	(515)	(1,066)	(584)
Originations of mortgage loans held for sale	(46,982)	(74,313)	(59,845)
Proceeds from sales of mortgage loans	49,892	78,478	61,728
Net (gain) losses from sales of fixed assets	41	40	(103)
Net (gain) loss on OREO and repossessed assets	(400)	(96)	448
Deferred tax expense (benefit)	572	182	(334)
Net changes:
Other assets	1,101	(75)	414
Accrued interest payable and other liabilities	3,825	(1,200)	2,364

Net cash from operating activities	28,432	20,046	22,493
Cash flows from investing activities
Net change in interest-bearing deposits with banks	—	—	1,100
Purchase of securities available for sale	(13,500)	(30,842)	(26,349)
Proceeds from sales of securities held for sale	—	—	3,790
Proceeds from maturities of securities held for sale	11,232	41,401	17,955
Proceeds from maturities of securities held to maturity	903	102	385
Increase in cash surrender value of life insurance	(3,021)	(3,219)	(1,474)
Net increase in loans	(71,597)	(100,551)	(80,637)
Net cash received in acquisitions	38,003	28,390	—
Proceeds from sale of other real estate	3,714	5,641	4,449
Improvement to other real estate	(6)	(71)	(31)
Proceeds from sale of fixed assets	32	81	587
Premises and equipment expenditures	(4,044)	(4,268)	(2,877)

Net cash from investing activities	(38,284)	(63,336)	(83,102)
Cash flows from financing activities
Net decrease in deposits	21,025	33,757	65,409
Net increase (decrease) in repurchase agreements	972	1,108	(337)
Proceeds from notes payable	219,950	234,064	120,000
Proceeds from subordinated debentures	—	10,310	—
Repayments of notes payable	(197,758)	(253,393)	(105,617)
Dividends paid	(4,666)	(4,218)	(3,956)
Proceeds from issuance of common stock	174	44	16
Repurchase of common stock	(538)	—	—

Net cash from financing activities	39,159	21,672	75,515

Net increase (decrease) in cash and cash equivalents	29,307	(21,618)	14,906
Cash and cash equivalents, beginning of year	41,341	62,959	48,053

Cash and cash equivalents, end of period	$70,648	$41,341	$62,959

Supplemental disclosures — cash and noncash
Interest paid	$16,681	$15,822	$19,634
Income taxes paid	5,524	4,375	4,820
Loans transferred to other real estate	5,102	6,529	7,952
Unrealized (loss) gain on available for sale securities, net of tax	(213)	186	156
Fair value of assets acquired	32,641	188,779	—
Fair value of liabilities acquired	70,104	158,476	—
See accompanying notes.

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of Greene County Bancshares, Inc. (the “Company”) and its wholly owned subsidiary, Greene County Bank (the “Bank”), and the Bank’s wholly owned subsidiaries, Superior Financial Services, Inc., GCB Acceptance Corp., Inc., and Fairway Title Company, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.
Nature of Operations: The Company primarily provides financial services through its offices in Eastern, Middle and Southeastern Tennessee, Western North Carolina and Southwestern Virginia. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions.
Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, loans held for sale, and fair values of financial instruments are particularly subject to change.
Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan, deposit and other borrowing transactions.
Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in accumulated other comprehensive income.
Interest income includes amortization of purchase premium or discount and is recognized based upon the straight-line method. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.
Investments in Equity Securities Carried at Cost: Investment in Federal Home Loan Bank (“FHLB”) stock, which is carried at cost because it can only be redeemed at par, is a required investment based on the Bank’s amount of borrowing. The Bank also carries certain other equity investments at cost, which approximates fair value.
Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and cost, and allowance for loan losses.
Interest income is reported on the interest method over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection. Most consumer loans are charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is doubtful. Interest accrued but not collected is reversed against interest income when a loan is placed on nonaccrual status.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Interest received is recognized on the cash basis or cost recovery method until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known and inherent risks in the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.
The Bank uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment and collateral status, borrowers’ financial data and borrowers’ operating factors such as cash flows, operating income, liquidity, leverage and loan documentation, and any significant changes. A loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Larger groups of smaller balance, homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.
Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or market when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the asset useful lives on a straight-line basis. Buildings and related components have useful lives ranging from 10 to 40 years, while furniture, fixtures and equipment have useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lesser of the life of the asset or lease term.
Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market value. The Company controls its interest rate risk with respect to mortgage loans held for sale and loan commitments expected to close by usually entering into agreements to sell loans. The Company records loan commitments related to the origination of mortgage loans held for sale to be accounted for as derivative instruments. The Company’s commitments are for fixed rated mortgage loans, generally last 60 to 90 days and are at market rates when initiated. The Company had $4,202 in outstanding loan commitment derivatives at December 31, 2004. Sales contract derivatives are entered into for amounts and terms offsetting the interest rate risk of loan commitment derivatives, and both are carried at their fair value with changes included in earnings. Substantially all of the gain on sale generated from mortgage banking activities continues to be recorded when closed loans

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
are delivered into the sales contracts. The aggregate market value of mortgage loans held for sale considers the sales prices of such agreements. The Company also provides currently for any losses on uncovered commitments to lend or sell. The Company sells mortgage loans servicing released.
Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.
Goodwill and Other Intangible Assets: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance on January 1, 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.
Other intangible assets consist of core deposit intangibles arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight line method over their estimated useful lives, which range from seven to 15 years and are determined by an independent consulting firm.
Upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 147 on October 1, 2002, the Company reclassified to goodwill $1,629 of previously-recognized unidentifiable intangible assets associated with the Company’s branch acquisition in 2001. Additionally, prior period amortization expense was reversed totaling $145 for the year-to-date period ended December 31, 2002.
Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.
Benefit Plans: Retirement plan expense is the amount contributed to the plan as determined by Board decision. Deferred compensation expense is recognized during the year the benefit is earned.
Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date, whereas no expense is recorded for options granted at market price. Pro forma disclosures of net income and earnings per share are shown below using the fair value method of SFAS No. 123 to measure expense for options using the Black-Scholes option pricing model to estimate fair value.
The fair value of each option grant is estimated on the date of grant with the following weighted-average assumptions used for grants in 2004 and 2003: dividend growth rate of 2.5% and 3.0%, risk-free interest rate of 4.11% and 4.10%, expected lives of seven years, and estimated volatility of 24.24% and 19.53%. No options were granted in 2002.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The following table illustrates the effect on net income and earnings per share if the fair value based method, using an option pricing model, had been applied to all outstanding and unvested awards in each period:

	Year Ended December 31,

	2004	2003	2002

Net income, as reported	$12,008	$10,237	$9,813
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	24	23	10
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(172)	(129)	(110)

Pro forma net income	$11,860	$10,131	$9,713

Earnings per share:
Basic — as reported	$1.57	$1.48	$1.44

Basic — pro forma	$1.54	$1.46	$1.44

Diluted — as reported	$1.55	$1.47	$1.43

Diluted — pro forma	$1.53	$1.44	$1.43

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
Loan Commitments and Related Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments such as stand by letters of credit are considered financial guarantees in accordance with FASB Interpretation No. 45. The fair value of these financial guarantees is not material.
Earnings Per Common Share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as a separate component of equity. Comprehensive income is presented in the consolidated statements of changes in shareholders’ equity.
New Accounting Pronouncements: On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133. Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The adoption of SAB 105 did not have a material impact on the consolidated financial statements.
In March 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The Issue provides guidance for determining whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The recognition and measurement guidance for other-than-temporary impairment has been delayed by the issuance of FASB Staff Position EITF 03-1-1 on September 30, 2004. The adoption of Issue 03-1 did not result in any other-than-temporary impairment.
In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. The SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences relate to a deterioration of credit quality. The SOP also prohibits companies from “carrying over” or creating a valuation allowance in the initial accounting for loans acquired that meet the scope criteria of the SOP. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of this SOP is not expected to have a material impact on the Company’s financial position or results of operations.
In December 2004, the FASB issued SFAS No. 123(R), Accounting for Stock-Based Compensation (SFAS No. 123(R)). SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro forma disclosures of fair value were required. The provisions of this Statement are effective for the first interim reporting period that begins after June 15, 2005. Accordingly, the Company will adopt SFAS No. 123(R) commencing with the quarter ending September 30, 2005. If the Company had included the cost of employee stock option compensation in our consolidated financial statements, its net income for the fiscal years ended December 31, 2004, 2003 and 2002 would have decreased by approximately $148, $106, and $100, respectively.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $8,376 and $6,654 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Segments: Internal financial reporting is primarily reported and aggregated in five lines of business, banking, mortgage banking, consumer finance, subprime automobile lending, and title insurance. Banking accounts for 90.9% of revenues for 2004.
Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Reclassifications: Certain items in prior year financial statements have been reclassified to conform to the 2004 presentation.
NOTE 2 — SECURITIES
Securities are summarized as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized	Amortized
	Value	Gains	Losses	Cost

Available for Sale
2004
U.S. Treasury and government agency	$21,594	$5	$(109)	$21,698
Obligations of states and political subdivisions	1,821	10	(1)	1,812
Mortgage-backed	5,395	57	(13)	5,351
Trust preferred securities	6,508	37	(29)	6,500

	$35,318	$109	$(152)	$35,361

2003
U.S. Treasury and government agency	$17,308	$59	$(37)	$17,286
Obligations of states and political subdivisions	1,880	65	—	1,815
Mortgage-backed	7,412	118	(4)	7,298
Trust preferred securities	6,599	99	—	6,500

	$33,199	$341	$(41)	$32,899

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 2 — SECURITIES (Continued)

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
	Amount	Gains	Losses	Value

Held to Maturity
2004
U.S. Treasury and government agency	$250	$1	$—	$251
Obligations of states and political subdivisions	3,382	97	—	3,479
Other securities	749	27	—	776

	$4,381	$125	$—	$4,506

2003
U.S. Treasury and government agency	$748	$14	$—	$762
Obligations of states and political subdivisions	4,136	153	—	4,289
Other securities	748	47	—	795

	$5,632	$214	$—	$5,846

Contractual maturities of securities at year-end 2004 are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale	Held to Maturity

	Fair	Carrying	Fair
	Value	Amount	Value

Due in one year or less	$5,087	$450	$451
Due after one year through five years	15,947	1,950	2,003
Due after five years through ten years	1,245	1,631	1,702
Due after ten years	7,644	350	350
Mortgage-backed securities	5,395	—	—

Total maturities	$35,318	$4,381	$4,506

Gross gains of $46 were recognized in 2002 from proceeds of $3,790 on the sale of securities available for sale. There were no security sales during 2004 and 2003.
Securities with a carrying value of $20,477 and $15,315 at year-end 2004 and 2003 were pledged for public deposits and securities sold under agreements to repurchase.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 2 — SECURITIES (Continued)
Securities with unrealized losses at year end 2004 and 2003 not recognized in income are as follows:

	Less than 12 Months		12 months or more		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

2004
U.S. Treasury and government agency	$16,616	$(104)	$745	$(5)	$17,361	$(109)
Obligations of states and political subdivisions	994	(1)	—	—	994	(1)
Trust preferred securities	4,472	(29)	—	—	4,472	(29)
Mortgage-backed securities	2,115	(8)	207	(5)	2,322	(13)

Total temporarily impaired	$24,197	$(142)	$952	$(10)	$25,149	$(152)

2003
U.S. Treasury and government agency	$2,463	$(37)	$—	$—	$2,463	$(37)
Obligations of states and political subdivisions	—	—	—	—	—	—
Trust preferred securities	—	—	—	—	—	—
Mortgage-backed securities	—	—	234	$(4)	$234	$(4)

Total temporarily impaired	$2,463	$(37)	$234	$(4)	$2,697	$(41)

Unrealized losses on securities have not been recognized into income because management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market rates decline.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 3 — LOANS
Loans at year-end were as follows:

	2004	2003

Commercial	$165,975	$134,823
Commercial real estate	484,088	445,104
Residential real estate	319,713	295,528
Consumer	82,532	81,624
Other	4,989	6,134

	1,057,297	963,213
Less: Unearned interest income	(10,430)	(10,988)
Allowance for loan losses	(15,721)	(14,564)

	$1,031,146	$937,661

Activity in the allowance for loan losses is as follows:

	2004	2003	2002

Beginning balance	$14,564	$12,586	$11,221
Reserve acquired in acquisition	363	1,340	—
Provision for loan losses	5,836	5,775	7,065
Loans charged off	(6,980)	(6,797)	(7,648)
Recoveries of loans charged off	1,938	1,660	1,948

Balance, end of year	$15,721	$14,564	$12,586

Impaired loans were as follows:

	2004	2003	2002

Loans with allowance allocated	$12,210	$10,632	$9,557
Amount of allowance allocated	1,832	1,595	1,434
Average balance during the year	11,971	10,028	11,391
Interest income not recognized during impairment	244	166	220
Interest income actually recognized on these loans during 2004, 2003 and 2002 was not significant.
Nonperforming loans were as follows:

	2004	2003

Loans past due 90 days still on accrual	$664	$224
Nonaccrual loans	6,242	4,305

Total	$6,906	$4,529

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 3 — LOANS (Continued)
The aggregate amount of loans to executive officers and directors of the Company and their related interests was approximately $9,813 and $7,106 at year-end 2004 and 2003, respectively. During 2004 and 2003, new loans aggregating approximately $19,384 and $16,556, respectively, and amounts collected of approximately $16,677 and $17,544, respectively, were transacted with such parties.
NOTE 4 — PREMISES AND EQUIPMENT
Year-end premises and equipment follows:

	2004	2003

Land	$6,480	$6,344
Premises	24,232	21,121
Leasehold improvements	1,749	1,373
Furniture, fixtures and equipment	15,245	13,747
Automobiles	134	134
Construction in progress	128	2,849

	47,968	45,568
Accumulated depreciation	(12,377)	(11,682)

	$35,591	$33,886

Rent expense for operating leases was $537 for 2004, $477 for 2003, and $430 for 2002. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present:

2005	$555
2006	438
2007	379
2008	226
2009	147
Thereafter	265

Total	$2,010

NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The change in the amount of goodwill is as follows:

	2004	2003

Beginning of year	$15,885	$2,053
Goodwill from acquisitions during year	2,397	13,832

End of year	$18,282	$15,885

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)
Goodwill was no longer amortized starting in 2002; however, it is periodically evaluated for impairment and no impairment was recognized in 2004 or in 2003.
Core deposit and other intangibles
Core deposit intangibles had a gross carrying amount of $7,320 and $6,367 for years ended 2004 and 2003 and accumulated amortization of $1,907 and $1,282 for the same periods, respectively. Aggregate amortization expense was $624 for year ended 2004, $254 for year ended 2003 and $162 for year ended 2002. Core deposit intangibles of $953 and $4,596 were recorded during 2004 and 2003 respectively from acquisition transactions.
Estimated amortization expense for each of the next five years:

2005	$752
2006	642
2007	642
2008	642
2009	642

Total	$3,320

NOTE 6 — DEPOSITS
Deposits at year-end were as follows:

	2004	2003

Noninterest-bearing demand deposits	$109,956	$104,683
Interest-bearing demand deposits	306,239	269,030
Savings deposits	66,284	60,597
Time deposits	515,543	472,805

Total deposits	$998,022	$907,115

Time deposits of $100 thousand or more were $146,225 and $133,303 at year-end 2004 and 2003.
Scheduled maturities of all time deposits for the next five years and thereafter were as follows:

2005	$344,612
2006	66,213
2007	58,859
2008	5,994
2009	39,146
Thereafter	719
The aggregate amount of deposits of executive officers and directors of the Company and their related interests was approximately $5,170 and $4,819 at year-end 2004 and 2003.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 7 — BORROWINGS
Federal funds purchased, securities sold under agreements to repurchase and treasury tax and loan deposits are financing arrangements. Securities involved with the agreements are recorded as assets and are held by a safekeeping agent and the obligations to repurchase the securities are reflected as liabilities. Securities sold under agreements to repurchase consist of short-term excess funds and overnight liabilities to deposit customers arising from a cash management program.
Information concerning securities sold under agreements to repurchase at year-end 2004 and 2003 is as follows:

	2004	2003

Average balance during the year	$14,460	$11,232
Average interest rate during the year	0.97%	0.66%
Maximum month end balance during the year	$19,305	$14,381
Weighted average interest rate at year-end	1.74%	0.62%
FHLB advances and notes payable consist of the following at year-end:

	2004	2003

Short-term borrowings
Variable rate FHLB advance, 1.13%,
Matured March, 2004	$—	$9,000
Fixed rate FHLB advance, 2.32%
Maturing January, 2005	20,000	—

Total short-term borrowings	20,000	9,000

Long-term borrowings
Fixed rate FHLB advances, from 2.85% to 6.35%,
Various maturities through September, 2018	13,922	2,730
Variable rate FHLB advances, from 4.56% to 5.76%,
Maturities from November, 2008 to January, 2010	49,500	49,500
Fixed rate notes payable, interest due quarterly at 3.80%, principal due October, 2006	1,800	1,800

Total long-term borrowings	65,222	54,030

Total borrowings	$85,222	$63,030

Each advance is payable at its maturity date; however, prepayment penalties are required if paid before maturity. The variable rate advances are convertible to a 3-month LIBOR rate, at the discretion of the FHLB. The advances are collateralized by a required blanket pledge of qualifying mortgage, commercial, agricultural, and home equity lines of credit loans totaling $378,563 and $433,233 at year-end 2004 and 2003.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 7 — BORROWINGS (Continued)
Scheduled maturities of FHLB advances and notes payable over the next five years and thereafter are:

Total

2005	$20,141
2006	1,946
2007	152
2008	5,148
2009	29,637
Thereafter	28,198

$85,222

At year-end 2004, the Company had approximately $106,000 of federal funds lines of credit available from correspondent institutions, $35,502 in unused lines of credit with the FHLB, and $85,150 of letters of credit with the FHLB.
In September 2003, the Company formed Greene County Capital Trust I (“GC Trust”). GC Trust issued $10,000 of variable rate trust preferred securities as part of a pooled offering of such securities. The Company issued $10,310 subordinated debentures to the GC Trust in exchange for the proceeds of the offering, which debentures represent the sole asset of GC Trust. The debentures pay interest quarterly at the three-month LIBOR plus 2.85% adjusted quarterly (4.92% and 3.99% at year-end 2004 and 2003, respectively). The Company may redeem the subordinated debentures, in whole or in part, beginning October 2008 at a price of 100% of face value. The subordinated debentures must be redeemed no later than 2033.
In accordance with FASB Interpretation No. 46R, GC Trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the GC Trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the GC Trust. However, the Company has fully and unconditionally guaranteed the repayment of the variable rate trust preferred securities. These trust preferred securities currently qualify as Tier 1 capital for regulatory capital requirements of the Company.
NOTE 8 — BENEFIT PLANS
The Company has a profit sharing plan which allows employees to contribute from 1% to 20% of their compensation. The Company contributes an additional amount at a discretionary rate established annually by the Board of Directors. Company contributions to the Plan were $713, $593 and $560 for 2004, 2003 and 2002 respectively.
Directors have deferred some of their fees for future payment, including interest. The amount accrued for deferred compensation was $2,068 and $1,848 at year-end 2004 and 2003. Amounts expensed under the plan were $294, $269 and $243 during 2004, 2003, and 2002. The Bank paid an interest rate of 10% on balances in the plan during 2004, 2003, and 2002. Related to these plans, the Company purchased single premium life insurance contracts on the lives of the related participants. The cash surrender value of these contracts is recorded as an asset of the Company.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 9 — INCOME TAXES
Income tax expense is summarized as follows:

	2004	2003	2002

Current — federal	$5,656	$5,008	$5,282
Current — state	991	591	754
Deferred — federal	477	152	(279)
Deferred — state	95	30	(55)

	$7,219	$5,781	$5,702

Deferred income taxes reflect the effect of “temporary differences” between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws. The tax effects of the primary temporary differences giving rise to the Company’s net deferred tax assets and liabilities are as follows:

	2004		2003

	Assets	Liabilities	Assets	Liabilities

Allowance for loan losses	$5,977	$—	$5,460	$—
Deferred compensation	1,116	—	981	—
Purchase accounting adjustments	—	(608)	198	—
Depreciation	—	(2,215)	—	(1,642)
FHLB dividends	—	(824)	—	(738)
Core deposit intangible	—	(1,887)	—	(1,854)
Unrealized (gain) loss on securities	17	—	—	(114)
Other	115	—	—	(148)

Total deferred income taxes	$7,225	$(5,534)	$6,639	$(4,496)

No valuation allowances were required relating to deferred tax assets at December 31, 2004 and 2003.
A reconciliation of expected income tax expense at the statutory federal income tax rate of 35% with the actual effective income tax rates is as follows:

	2004	2003	2002

Statutory federal tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	3.7	2.1	2.6
Tax exempt income	(1.2)	(0.2)	(0.1)
Other	—	(0.8)	(0.8)

	37.5%	36.1%	36.7%

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 10 — COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
Financial instruments with off-balance-sheet risk were as follows at year-end:

	2004	2003

Commitments to make loans — fixed	$50,569	$4,460
Commitments to make loans — variable	45,849	24,915
Unused lines of credit	206,714	128,996
Letters of credit	27,644	18,919
The fixed rate loan commitments have interest rates ranging from 3.25% to 8.49% and maturities ranging from one year to eighteen years. Letters of credit are considered financial guarantees under FASB Interpretation 45. These instruments are carried at fair value, which was immaterial at year-end 2004 and 2003.
NOTE 11 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 11 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)
At year-end, the capital requirements were met, as the Company and the Bank were considered well capitalized under regulations. Actual capital levels and minimum required levels (in millions) were:

					Minimum Amounts to
					be Well Capitalized
			Minimum Required		Under Prompt
			for Capital		Corrective Action
	Actual		Adequacy Purposes		Provisions

	Actual	Ratio(%)	Actual	Ratio(%)	Actual	Ratio (%)

2004
Total Capital (to Risk Weighted Assets)
Consolidated	$108.4	10.5	$83.0	8.0	$103.7	10.0
Bank	109.5	10.6	83.0	8.0	103.7	10.0
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$95.4	9.2	$41.5	4.0	$62.2	6.0
Bank	96.5	9.3	41.5	4.0	62.2	6.0
Tier 1 Capital (to Average Assets)
Consolidated	$95.4	8.5	$45.1	4.0	$56.4	5.0
Bank	96.5	8.6	45.1	4.0	56.4	5.0
2003
Total Capital (to Risk Weighted Assets)
Consolidated	$103.0	10.9	$75.7	8.0	$94.7	10.0
Bank	103.8	11.0	75.2	8.0	94.7	10.0
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$91.1	9.6	$37.9	4.0	$56.8	6.0
Bank	91.3	9.7	37.9	4.0	56.8	6.0
Tier 1 Capital (to Average Assets)
Consolidated	$91.1	8.4	$43.4	4.0	$54.2	5.0
Bank	91.3	9.4	39.3	4.0	58.9	5.0
The Company’s primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. Applicable state laws and the regulations of the Federal Reserve Bank and the Federal Deposit Insurance Corporation regulate the payment of dividends. Under the state regulations, the amount of dividends that may be paid by the Bank to the Company is limited only to the extent that the remaining balance of retained earnings is at least equal to the capital stock amounts of the Bank; however, future dividends will be dependent on the level of earnings, capital and liquidity requirements and considerations of the Bank and Company.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 12 — STOCK OPTIONS
The Company maintains a 2004 Long-Term Incentive Plan, pursuant to which 500,000 shares of common stock have been reserved at December 31, 2004 for issuance to directors and employees of the Company and the Bank. The plan provides for the issuance of awards in the form of stock options, stock appreciation rights, restricted shares, restricted share units, deferred share units and performance awards. Stock options granted under the plan are typically granted at exercise prices equal to the fair market value of the Company’s common stock on the date of grant and typically have terms of ten years and vest at an annual rate of 20%.
The Company also had a stock option plan that was part of a key executive’s employment agreement, pursuant to which the Company granted to the key executive options to purchase 9,000 shares per year at one and one-half times year end book value. The options vested immediately on the grant date. Compensation expense associated with these options was $40 for 2004, $38 for 2003, and $17 for 2002. No expense for stock options to other key executives has been recorded, as the grant price equaled the market price of the stock at grant date. This plan was superceded by the new 2004 Long-Term Incentive Plan.
A summary of the Company’s option activity and related information for the years ended 2004, 2003, and 2002 is presented below:

	Key Executive		Other Key Executives		Total

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price

2004
Outstanding at beginning of year	63,000	$13.18	236,273	$21.35	299,273	$19.63
Granted	9,000	19.97	62,130	23.34	71,130	22.91
Exercised	—	—	(13,511)	12.90	(13,511)	12.90
Forfeited	—	—	(20,614)	24.75	(20,614)	24.75

Outstanding at end of year	72,000	$14.03	264,278	$21.98	336,278	$20.28

Options exercisable at year end	72,000	$14.03	151,437	$22.23	223,437	$19.59

Fair value of each option granted during the year		$6.50		$6.28

2003
Outstanding at beginning of year	54,000	$12.64	178,347	$22.84	232,347	$20.47
Granted*	9,000	16.41	66,978	17.10	75,978	17.02
Exercised	—	—	(3,275)	13.36	(3,275)	13.36
Forfeited	—	—	(5,777)	22.74	(5,777)	22.74

Outstanding at end of year	63,000	$13.18	236,273	$21.35	299,273	$19.63

Options exercisable at year end	63,000	$13.18	147,423	$21.50	210,423	$19.01

Fair value of each option granted during the year		$4.49		$5.44

* Includes 19,317 options granted to Other Key Executives in acquisition.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 12 — STOCK OPTIONS (Continued)

2002
Outstanding at beginning of year	54,000		$12.64		183,730		$22.72		237,730	$20.43
Granted*	—		—		—		—		—	—
Exercised	—		—		(1,650)		9.67		(1,650)	9.67
Forfeited	—		—		(3,733)		22.91		(3,733)	22.91

Outstanding at end of year	54,000		$12.64		178,347		$22.84		232,347	$20.47

Options exercisable at year end	54,000		$12.64		106,083		$22.07		160,083	$18.89

Fair value of each option granted during the year		$	N/A	*		$	N/A	*

* No options granted during 2002.
Options outstanding at year-end 2004 were as follows:

		Outstanding			Exercisable

			Average			Average
			Weighted	Average		Weighted	Average
			Remaining	Weighted		Remaining	Weighted
		Number	Contractual	Exercise	Number	Contractual	Exercise
Range of Exercise Prices		Outstanding	Life	Price	Outstanding	Life	Price

*	$10.13-$15.00	45,000	4.0	$12.15	45,000	4.0	$12.15
*	$15.01-$19.97	27,000	8.0	$17.16	27,000	8.0	$17.16
	$12.00-$15.00	32,007	5.2	$12.99	32,007	5.3	$12.99
	$15.01-$20.00	92,156	6.8	$18.05	44,562	6.0	$17.97
	$20.01-$25.00	79,930	7.7	$23.25	21,270	4.0	$23.00
	$25.01-$30.00	27,250	5.0	$30.00	27,250	5.0	$30.00
	$30.01-$32.00	32,935	6.0	$32.00	26,348	6.0	$32.00

*	Granted in connection with compensation for the key executive

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 13 — EARNINGS PER SHARE
A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations are presented below.

	2004	2003	2002

Basic Earnings Per Share
Net income	$12,008	$10,237	$9,813
Weighted average common shares outstanding	7,652,099	6,916,351	6,819,722

Basic Earnings Per Share	$1.57	$1.48	$1.44

Diluted Earnings Per Share
Net income	$12,008	$10,237	$9,813
Weighted average common shares outstanding	7,652,099	6,916,351	6,819,722
Add: Dilutive effects of assumed conversions and exercises of stock options	82,236	69,596	27,737

Weighted average common and dilutive potential common shares outstanding	7,734,335	6,985,947	6,847,459

Diluted Earnings Per Share	$1.55	$1.47	$1.43

Stock options of 62,463, 69,602 and 113,693 were excluded from the 2004, 2003 and 2002 diluted earnings per share because their impact was antidilutive.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 14 — FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying value and estimated fair value of the Company’s financial instruments are as follows at year-end 2004 and 2003.

	2004		2003

	Carrying		Carrying
	Value	Fair Value	Value	Fair Value

Financial assets:
Cash and cash equivalents	$70,648	$70,648	$41,341	$41,341
Securities available for sale	35,318	35,318	33,199	33,199
Securities held to maturity	4,381	4,506	5,632	5,846
Loans held for sale	1,151	1,165	3,546	3,612
Net loans	1,031,146	1,032,706	937,661	938,241
FHLB, Bankers Bank and other stock	6,211	6,211	5,992	5,992
Cash surrender value of life insurance	15,471	15,471	12,451	12,451
Accrued interest receivable	4,413	4,413	4,252	4,252
Financial liabilities:
Deposit accounts	$998,022	$1,004,482	$907,115	$915,550
Repurchase agreements	13,868	13,868	12,896	12,896
FHLB advances and notes payable	85,222	86,924	63,030	67,326
Subordinated debentures	10,310	11,087	10,310	10,677
Accrued interest payable	2,068	2,068	2,690	2,690
The following methods and assumptions were used to estimate the fair values for financial instruments. The carrying amount is considered to estimate fair value for cash and short-term instruments, demand deposits, liabilities for repurchase agreements, variable rate loans or deposits that reprice frequently and fully, and accrued interest receivable and payable. Securities available for sale fair values are based on quoted market prices or, if no quotes are available, on the rate and term of the security and on information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is estimated by discounted cash flow analysis using current market rates for the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. Fair value of mortgage loans held for sale is based on current market price for such loans. Liabilities for FHLB advances and notes payable are estimated using rates of debt with similar terms and remaining maturities. The fair value of off-balance sheet items is based on current fees or costs that would be charged to enter into or terminate such arrangements which is not material. The fair value of commitments to sell loans is based on the difference between the interest rates committed to sell at and the quoted secondary market price for similar loans, which is not material.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 15 — PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
BALANCE SHEETS
Years ended December 31, 2004 and 2003

	2004	2003

ASSETS
Cash and due from financial institutions	$646	$788
Investment in subsidiary	119,616	112,261
Cash surrender value of life insurance contracts	264	257
Other	1,210	1,433

Total assets	$121,736	$114,739

LIABILITIES
Subordinated debentures	$10,310	$10,310
Other liabilities	2,708	2,494

Total liabilities	13,018	12,804
Shareholders’ equity	108,718	101,935

Total liabilities and shareholders’ equity	$121,736	$114,739

STATEMENTS OF INCOME
Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002

Dividends from subsidiaries	$5,423	$4,218	$4,056
Other income	183	165	136
Interest expense	(536)	(182)	(78)
Other expense	(965)	(723)	(725)

Income before income taxes	4,105	3,478	3,389
Income tax benefit	(548)	(369)	(277)
Equity in undistributed net income of subsidiaries	7,355	6,390	6,147

Net income	$12,008	$10,237	$9,813

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 15 — PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)
STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002

Operating activities
Net income	$12,008	$10,237	$9,813
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed net income of subsidiaries	(7,355)	(6,390)	(6,147)
Depreciation and amortization	110	110	110
Change in assets	(82)	(546)	1,169
Change in liabilities	214	107	(24)

Net cash from operating activities	4,895	3,518	4,921
Investing activities
Capital investment in bank subsidiary	—	(944)	—
Cash paid in acquisition	—	(9,056)	—
Increase in cash surrender value of life insurance	(7)	(12)	(11)

Net cash from investing activities	(7)	(10,012)	(11)
Financing activities
Dividends paid	(4,666)	(4,218)	(3,956)
Proceeds from issuance of common stock	174	44	16
Proceeds from subordinated debentures	—	10,310	—
Purchase of Treasury Stock	(538)	—	—

Net cash from financing activities	(5,030)	6,136	(3,940)

Net change in cash and cash equivalents	(142)	(358)	970
Cash and cash equivalents, beginning of year	788	1,146	176

Cash and cash equivalents, end of year	$646	$788	$1,146

NOTE 16 — OTHER COMPREHENSIVE INCOME
Other comprehensive income components were as follows.

	2004	2003	2002

Unrealized holding gains and (losses) on securities available for sale, net of tax of ($131), $19 and $74, respectively	$(213)	$30	$120
Less reclassification adjustments for gains and losses later recognized in income, net of tax of ($17) in 2002	—	—	(28)

Other comprehensive income (loss)	$(213)	$30	$92

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 17 — SEGMENT INFORMATION
The Company’s operating segments include banking, mortgage banking, consumer finance, subprime automobile lending and title insurance. The reportable segments are determined by the products and services offered, and internal reporting. Loans, investments, and deposits provide the revenues in the banking operation, loans and fees provide the revenues in consumer finance, mortgage banking, and subprime lending and insurance commissions provide revenues for the title insurance company. Mortgage banking, consumer finance, subprime automobile lending and title insurance do not meet the quantitative threshold for disclosure on an individual basis, and are therefore shown below in “other”. All operations are domestic.
The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income and noninterest income. Income taxes are allocated based on income before income taxes and indirect expenses (includes management fees) are allocated based on time spent for each segment. Transactions among segments are made at fair value. Information reported internally for performance assessment follows.

		Other	Holding		Total
	Banking	Segments	Company	Eliminations	Segments

2004
Net interest income	$43,361	$6,193	$(536)	$—	$49,018
Provision for loan losses	4,578	1,258	—	—	5,836
Noninterest income	12,243	1,661	183	(1,059)	13,028
Noninterest expense	32,557	4,520	965	(1,059)	36,983
Income tax expense	6,984	783	(548)	—	7,219

Segment profit	$11,485	$1,293	$(770)	$—	$12,008

Segment assets	$1,200,097	$31,186	$2,120	$—	$1,233,403

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 17 — SEGMENT INFORMATION (Continued)

		Other	Holding		Total
	Banking	Segments	Company	Eliminations	Segments

2003
Net interest income	$34,506	$6,499	$(182)	$—	$40,823
Provision for loan losses	3,957	1,818	—	—	5,775
Noninterest income	10,453	2,086	165	(1,116)	11,588
Noninterest expense	26,202	4,808	724	(1,116)	30,618
Income tax expense	5,353	797	(369)	—	5,781

Segment profit	$9,447	$1,162	$(372)	$—	$10,237

Segment assets	$1,073,503	$32,541	$2,478	$—	$1,108,522

2002
Net interest income	$34,696	$6,631	$(78)	$—	$41,249
Provision for loan losses	3,805	3,260	—	—	7,065
Noninterest income	9,122	2,068	136	(796)	10,530
Noninterest expense	24,422	4,849	724	(796)	29,199
Income tax expense	5,754	225	(277)	—	5,702

Segment profit (loss)	$9,837	$365	$(389)	$—	$9,813

Segment assets	$862,668	$34,529	$2,199	$—	$899,396

Asset Quality Ratios

As of and for the period ended December 31, 2004	Bank	Other	Total

Nonperforming loans as a percentage of total loans, net of unearned income	0.60%	2.22%	0.66%
Nonperforming assets as a percentage of total assets	0.61%	2.90%	0.69%
Allowance for loan losses as a percentage of total loans, net of unearned income	1.27%	7.77%	1.50%
Allowance for loan losses as a percentage of nonperforming assets	176.54%	255.69%	185.56%
Net charge-offs to average total loans, net of unearned income	0.35%	5.04%	0.51%

As of and for the period ended December 31, 2003	Bank	Other	Total

Nonperforming loans as a percentage of total loans, net of unearned income	0.40%	2.18%	0.48%
Nonperforming assets as a percentage of total assets	0.68%	3.38%	0.79%
Allowance for loan losses as a percentage of total loans, net of unearned income	1.24%	8.59%	1.53%
Allowance for loan losses as a percentage of nonperforming assets	154.91%	239.41%	166.35%
Net charge-offs to average total loans, net of unearned income	0.33%	7.38%	0.64%

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 18 — SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Presented below is a summary of the consolidated quarterly financial data:

	For the Three Months Ended

Summary of Operations	3/31/2004	6/30/2004	9/30/2004	12/31/2004

Interest income	$15,930	$15,869	$16,142	$17,135
Net interest income	11,880	11,983	12,412	12,743
Provision for loan losses	1,523	1,162	1,062	2,089
Income before income taxes	4,500	5,317	5,159	4,251
Net income	2,852	3,275	3,213	2,668
Basic earnings per share	0.37	0.43	0.42	0.35
Diluted earning per share	0.37	0.42	0.42	0.34
Dividends per common share	0.12	0.12	0.12	0.25
Average common shares outstanding	7,660,578	7,656,832	7,644,544	7,656,509
Average common shares outstanding — diluted	7,731,176	7,713,966	7,710,335	7,735,834

	For the Three Months Ended

Summary of Operations	3/31/2003	6/30/2003	9/30/2003	12/31/2003

Interest income	$14,000	$14,082	$13,863	$14,792
Net interest income	9,805	10,053	10,157	10,808
Provision for loan losses	1,126	1,729	1,655	1,265
Income before income taxes	4,171	3,529	4,083	4,235
Net income	2,618	2,301	2,600	2,718
Basic earnings per share	0.38	0.34	0.38	0.38
Diluted earnings per share	0.38	0.33	0.38	0.37
Dividends per common share	0.12	0.12	0.12	0.23
Average common shares outstanding	6,820,540	6,822,235	6,823,315	7,196,208
Average common shares outstanding — diluted	6,880,168	6,905,852	6,894,097	7,268,187
NOTE 19 — BUSINESS COMBINATION
On December 10, 2004, the Company completed the acquisition of three branches from National Bank of Commerce (“NBC”) located in Lawrence County, Tennessee. The primary reason for the acquisition related to the Company’s desire to expand its market share in the Middle Tennessee area. The Company paid a deposit premium of 4.5% for the branches, which resulted in the Company recording intangible assets of $3,349, all of which are deductible for tax purposes. The identifiable intangible asset associated with the fair value of the core deposit base, as determined by an independent consulting firm, was determined to be $952 and is being amortized as expense on a straight-line method over a seven-year period. The remaining intangible asset of $2,397 has been classified as goodwill, and thus will not be systematically amortized, but rather will be subject to an annual impairment test in accordance with

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 19 — BUSINESS COMBINATION (Continued)
SFAS No. 147, as described in Note 1 above. The amortization of the identifiable intangible asset is included in the accompanying Consolidated Statements of Income beginning on the acquisition date of December 10, 2004. Historical financial information related to the three branches while owned by NBC is not available, and thus pro forma results of operations have not been presented.
The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

Cash	$38,003
Loans, net	28,371
Premises and equipment	230
Goodwill	2,397
Core deposit intangible	953
Other assets	150

Total assets acquired	$70,104

Deposits	$69,882
Other liabilities	222

Total liabilities assumed	$70,104

On November 21, 2003, the Company acquired 100% of the outstanding shares of Independent Bankshares Corporation, parent of First Independent Bank and Rutherford County Bank and Trust. Operating results of Independent Bankshares Corporation are included in the consolidated financial statements since the date of the acquisition.
The aggregate purchase price was $30,303, including $9,056 in cash, $21,049 in common stock and $198 in stock options. The purchase price resulted in $13,832 in goodwill and $4,596 in core deposit and customer relationship intangible. The intangible asset will be amortized over 10 years, using an accelerated method. Goodwill will not be amortized but instead evaluated periodically for impairment. Any future write down of goodwill and the amortization of intangibles assets are not deductible for tax purposes.

(Continued)

GREENE COUNTY BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data)
December 31, 2004, 2003 and 2002
NOTE 19 — BUSINESS COMBINATION (Continued)
The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition.

Cash and due from banks	$7,951
Federal funds sold	29,495
Securities	16,354
FHLB stock	446
Loans, net	108,832
Premises and equipment	5,316
Goodwill	13,832
Core deposit intangible	4,596
Other assets	1,957

Total assets acquired	188,779
Deposits	(154,004)
Other liabilities	(4,472)

Total liabilities assumed	(158,476)

Net assets acquired	$30,303

The following table presents pro forma information as if the acquisition had occurred at the beginning of 2003 and 2002. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits assumed, and the related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

	2003	2002

Net interest income	$46,388	$47,734
Net income	$10,255	$10,848

Basic earnings per share	$1.34	$1.42

Diluted earnings per share	$1.33	$1.41

(Continued)

1,500,000 Shares
Common Stock

PROSPECTUS

Keefe, Bruyette & Woods
Howe Barnes Investments, Inc.
SunTrust Robinson Humphrey
                               , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The expenses to be paid by the Registrant in connection with the distribution of the securities being registered are as set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$5,817
Printing expenses	$75,000
Legal fees and expenses	$100,000
Accounting fees and expenses	$75,000
Miscellaneous	$44,183

Total	$300,000

Item 15.	Indemnification of Directors and Officers.
      The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. However, the Tennessee Business Corporation Act provides that a corporation may not indemnify a director or officer (i) in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to the director or officer, whether or not involving action in his or her official capacity, in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding, unless the corporation’s charter provides otherwise. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that, unless the corporation’s charter provides otherwise, a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the director or officer met the standard of conduct set forth above; however, indemnification is limited to reasonable expenses incurred if the director or officer is adjudged liable in connection with (i) a proceeding by or in right of the corporation in which the director or officer is adjudged liable to the corporation, or (ii) any other proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received.
      The Registrant’s amended and restated charter provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Registrant to the fullest extent authorized by Tennessee law against all expense, liability and loss reasonably incurred by such indemnitee in connection therewith. The right to indemnification conferred by the Registrant’s amended and restated charter continues as to an Indemnitee who has ceased to be a director or officer and inures to the benefit of the indemnitee’s heirs, executors and administrators. However, the right to indemnification conferred by the Registrant’s amended and restated charter does not extend to any proceeding (or part thereof) initiated by such indemnitee unless the proceeding (or part thereof) was authorized by the board of directors of the Registrant. The right to indemnification conferred in the Registrant’s amended and restated charter includes the right to be paid by the Registrant the expenses incurred in defending any such proceeding in advance of its final disposition if the following conditions are satisfied:

(i) an undertaking is delivered to the Registrant, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal, that such indemnitee is not entitled to be indemnified for such expenses;

(ii) delivery to the Registrant by the indemnitee of a written affirmation by the indemnitee (a) of his good faith belief that he has conducted himself in good faith, (b) that he reasonably believed, in the case of his official capacity with the Registrant, that his conduct was in the Registrant’s best interest, (c) that he reasonably believed, in all other cases, that his conduct was at least not opposed to the Registrant’s best interest, and (d) that, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; and

(iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under Tennessee law.

Item 16.	Exhibits.

Exhibit
No.	Exhibit

1.1	Form of Underwriting Agreement
2.1	Branch Purchase and Assumption Agreement dated as of July 20, 2005 by and between Greene County Bank and Old National Bank (pursuant to Item 601(b)(2) of Regulation S-K the schedules and exhibits to this agreement have been omitted from this filing)*
3.1	Amended and Restated Charter — incorporated herein by reference to the Registrant’s Registration Statement on Form S-4 filed on August 11, 2003.
3.2	Amended and Restated Bylaws — incorporated herein by reference to the Registrant’s Registration Statement on Form S-8 filed on July 30, 2004.
4.1	Specimen Common Stock Certificate**
4.2	See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Charter and Amended and Restated Bylaws defining the rights of holders of the Registrant’s common stock
5.1	Opinion of Bass, Berry & Sims PLC**
23.1	Consent of Dixon Hughes PLLC
23.2	Consent of Crowe Chizek and Company LLC
23.3	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)**
24.1	Power of Attorney (contained on the signature page of this Registration Statement)**

*	Exhibit 2.1 filed under Item 6, Part II of the Registrant’s Form 10-Q for the quarter ended June 30, 2005, was filed in redacted form pursuant to a Confidential Treatment Request submitted to the U.S. Securities and Exchange Commission on August 1, 2005. The Registrant has elected to withdrawal said Confidential Treatment Request, and accordingly, is filing herewith Exhibit 2.1 in its entirety.

**	Previously filed.
      The Registrant is a party to certain agreements entered into in connection with the offering by Greene County Capital Trust I (“GC Trust”) of $10 million of variable rate trust preferred securities and the offering by Greene County Capital Trust II (“GC Trust II”) of $3 million of variable rate trust preferred securities, each as more fully described in the prospectus to which this Registration Statement relates. In accordance with Item 601(b)(4)(iii) of Regulation S-K, and because the total amount of the trust preferred securities is not in excess of 10% of the Registrant’s total assets, the Registrant has not filed the various documents and agreements associated with the trust preferred securities herewith. The Registrant has, however, agreed to furnish copies the various documents and agreements associated with the trust preferred securities to the SEC upon request.

Item 17.	Undertakings.
      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greeneville, State of Tennessee, on this 9th day of September, 2005.

GREENE COUNTY BANCSHARES, INC.

By:	/s/ William F. Richmond

William F. Richmond Senior Vice President, Chief Financial Officer and Assistant Secretary

      Pursuant to the requirements of the Securities Act, this Pre-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* R. Stan Puckett	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	September 9, 2005

/s/ William F. Richmond William F. Richmond	Senior Vice President, Chief Financial Officer and Assistant Secretary (Principal Accounting and Financial Officer)	September 9, 2005

Phil M. Bachman	Director

* Charles S. Brooks	Director	September 9, 2005

* Bruce Campbell	Director	September 9, 2005

* W.T. Daniels	Director	September 9, 2005

* Jerald K. Jaynes	Director	September 9, 2005

* Terry Leonard	Director	September 9, 2005

* Ronald E. Mayberry	Director	September 9, 2005

Signature	Title	Date

* Kenneth R. Vaught	Director	September 9, 2005

* Charles H. Whitfield, Jr.	Director	September 9, 2005

* John Tolsma	Director	September 9, 2005

* Robin R. Haynes	Director	September 9, 2005

* /s/ William F. Richmond William F. Richmond Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Exhibit

1.1	Form of Underwriting Agreement
2.1	Branch Purchase and Assumption Agreement dated as of July 20, 2005 by and between Greene County Bank and Old National Bank (pursuant to Item 601(b)(2) of Regulation S-K the schedules and exhibits to this agreement have been omitted from this filing)*
3.1	Amended and Restated Charter — incorporated herein by reference to the Registrant’s Registration Statement on Form S-4 filed on August 11, 2003.
3.2	Amended and Restated Bylaws — incorporated herein by reference to the Registrant’s Registration Statement on Form S-8 filed on July 30, 2004.
4.1	Specimen Common Stock Certificate**
4.2	See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Charter and Amended and Restated Bylaws defining the rights of holders of the Registrant’s common stock
5.1	Opinion of Bass, Berry & Sims PLC**
23.1	Consent of Dixon Hughes PLLC
23.2	Consent of Crowe Chizek and Company LLC
23.3	Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1)**
24.1	Power of Attorney (contained on the signature page of this Registration Statement)**

*	Exhibit 2.1 filed under Item 6, Part II of the Registrant’s Form 10-Q for the quarter ended June 30, 2005, was filed in redacted form pursuant to a Confidential Treatment Request submitted to the U.S. Securities and Exchange Commission on August 1, 2005. The Registrant has elected to withdrawal said Confidential Treatment Request, and accordingly, is filing herewith Exhibit 2.1 in its entirety.

**	Previously filed.
The Registrant is a party to certain agreements entered into in connection with the offering by Greene County Capital Trust I (“GC Trust”) of $10 million of variable rate trust preferred securities and the offering by Greene County Capital Trust II (“GC Trust II”) of $3 million of variable rate trust preferred securities, each as more fully described in the prospectus to which this Registration Statement relates. In accordance with Item 601(b)(4)(iii) of Regulation S-K, and because the total amount of the trust preferred securities is not in excess of 10% of the Registrant’s total assets, the Registrant has not filed the various documents and agreements associated with the trust preferred securities herewith. The Registrant has, however, agreed to furnish copies the various documents and agreements associated with the trust preferred securities to the SEC upon request.